As submitted confidentially with the U.S. Securities and Exchange Commission on May 27, 2026
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

Meey Global Corp

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

_____________________________

Cayman Islands	7375	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5th Floor
Building 97-99 Lang Ha
Dong Da Ward
Hanoi City
Telephone: +84 [0249 999 2999]

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

_____________________________

[COGENCY GLOBAL]

[Address]

[Tel. No.]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies to:

Mitchell Nussbaum, Esq. Joan Guilfoyle, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Telephone: (212) 407-4000

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated May 27, 2026

Meey Global Corp

[*] Ordinary Shares

This is the initial public offering of [•] ordinary shares of par value of US$0.00001 each (the “Ordinary Shares”) of Meey Global Corp, a Cayman Islands exempted company (the “Company”). We anticipate that the initial public offering price will be between US$[*] and US$[*] per Ordinary Share.

We are a holding company incorporated in the Cayman Islands with no material operations of our own and conduct all our operations through our subsidiaries in Singapore and Vietnam. The Ordinary Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands. Investors in our Ordinary Shares should be aware that the Ordinary Shares do not represent or constitute equity interests in our subsidiaries.

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to file an application to have our Ordinary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “_____.” The closing of the initial public offering is conditioned upon Nasdaq’s final approval of our listing application, and no assurance can be given that our application will be approved or that a trading market will develop.

We are an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements. [We are also a “controlled company” under the Nasdaq Rules.] Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer”][and Implications of Being a Controlled Company”] beginning on page 15 of this prospectus for more information.

	Per Ordinary Share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds to us before expenses	US$	US$

____________

(1)      We have agreed to pay the underwriters a discount equal to ___% of the gross proceeds of this offering. For a description of the compensation to be received by the underwriters, see “Underwriting” beginning on page 103.

We have granted the underwriters an option, exercisable within 45 days from the closing of the offering, to purchase up to an additional fifteen percent (15%) of the Ordinary Shares offered in this offering at the initial public offering price, less the underwriting discounts, solely to cover any over-allotments.

Investing in our Ordinary Shares is speculative and involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 20 to read about factors you should carefully consider before buying our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the Ordinary Shares is expected to be made on or about [•], 2026.

_____________________________

Sole Book-Running Manager

The date of this prospectus is [•], 2026.

You should rely only on the information contained in this prospectus or in any related free writing prospectus that we filed with the Securities and Exchange Commission. We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, Ordinary Shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ordinary shares.

We have not taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of this prospectus outside of the United States.

Market and Industry Data

This prospectus contains certain market data including estimates that were obtained from market research, reports of governmental and international agencies and industry publications, gathered by the Company. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and “Meey Land” and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

OVERVIEW

We are a holding company incorporated as an exempted company in the Cayman Islands and conduct all our operations through our subsidiaries in Singapore and Vietnam. We are a wholly-owned subsidiary of Meey Founder Limited (“Meey Founder Ltd.”), also a holding company, incorporated as a British Virgin Islands business company, in the British Virgin Islands. As of the date of this prospectus, Mr. Hoang Chung owned 100% of the outstanding ordinary shares of Meey Founder Ltd. Our principal operating subsidiary, Meey Land Group Joint Stock Company (“Meey Land”, “they”, “their”, “them” and “Meey Group”) is a data and technology-driven property technology (“PropTech”) company incorporated and headquartered in Vietnam. Through Meey Land, we develop, operate, and commercialize an integrated ecosystem of digital real estate platforms and data intelligence services designed to modernize Vietnam’s property market.

INDUSTRY OVERVIEW

Vietnam’s real estate sector is one of the largest and fastest-growing in Southeast Asia. Based on our internal research, we believe, the market was valued at approximately USD 78.2 billion in 2025 and is projected to grow at a compound annual growth rate of approximately 14.6% through 2030, driven by urbanization, rising household incomes, and sustained foreign direct investment.

Meey Group operates at the intersection of three nested market opportunities — Vietnam as their current operating base and largest near-term revenue opportunity, Southeast Asia as their primary expansion region, and the global PropTech industry as the long-term horizon into which their technology stack and data assets can ultimately scale.

Despite the scale of Vietnam’s real estate market, its digital and technology infrastructure remains significantly underdeveloped.

Meey Group was formed to address: land planning and zoning data inaccessible to the public; no standardized independent automated property valuation methodology; property listings frequently fabricated, duplicated, or misleading; real estate transaction processes predominantly manual with low digitization; and approximately 300,000 active real estate brokers in the Vietnam market operating without professional digital tools.

KEY MILESTONES

The table below sets forth the key development milestones* in Meey Group’s history:

Year	Milestone
2019	Established Meey Land; launched first product — Meeyland.com Version 1
2020	Launched Meeyland.com Version 2 and Version 3; soft-launched Meey Land App; launched Meey Ads and Meey Page
2021	Launched Meey Map and Meey CRM
2022	Launched Meey Map App; launched Meey CRM Website Version 3
2023	Launched Meey 3D, Meey Project, Meey Share, Meey Value, Meey Review, and Meey Chat
2025	Launched Meey Atlas

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*        Products referenced in the table above that are not defined are defined below.

PLATFORM AND TECHNOLOGY

Their primary user interface is the Meey Group platform ecosystem, which spans web browsers, mobile websites, and dedicated mobile applications for iOS and Android. Their technology and product teams continuously invest in platform performance, user experience, and feature development across all products within the ecosystem. Their platform is built on a proprietary, Vietnam-specific technology architecture designed to handle the unique characteristics of Vietnam’s real estate market — including fragmented land registries, informal brokerage networks, mixed-use urban density, and diverse transaction structures. All products within their ecosystem operate on integrated data infrastructure, enabling cross-platform data sharing, unified user identities through their product known as “Meey ID”, and consistent analytics across the portfolio. Meey Group has developed proprietary, scalable technology platforms with features and functionality designed to deliver agents, developers, and property seekers a high-quality user experience. Their platforms have been developed to operate efficiently across different regions of Vietnam, with localized content, language support, and data relevant to each regional market. Their business is underpinned by constant technological innovation and investment. Meey Group invests continuously in artificial intelligence, machine learning, geospatial data infrastructure, cloud scalability, and mobile application development.

PRODUCTS AND SERVICES

Meey Group’s portfolio consists of an integrated suite of proprietary technologies designed to modernize the real estate sector in Vietnam by addressing longstanding market inefficiencies related to information fragmentation, lack of transparency, valuation inaccuracy, operational inefficiency, and low digitalization among brokers and enterprises. Each product is purpose-built for a specific function within the real estate value chain, and all products share a common data infrastructure and unified identity layer, Meey ID, creating a cohesive ecosystem with strong cross-product network effects.

Meeyland.com

Meeyland.com is their flagship digital platform enabling users to list, manage, search, and evaluate residential and commercial properties. The platform provides sellers and brokers with standardized listing templates, multimedia uploads, legal document verification, customer management tools, and personalized marketing capabilities. For buyers, it delivers comprehensive search functionality, location-based discovery, verified property details, and AI-assisted valuation insights. The platform is built on a scalable web-mobile architecture with integrated chat, booking, identity authentication, and analytics modules. Revenue is generated primarily through subscription services and advertising placements. Meey Land has been fully deployed on both web and mobile platforms.

Meey Map

Meey Map is a national-scale geospatial platform focused on land-use planning, cadastral data, parcel-level information, property valuation layers, and real estate development data. It currently represents one of the most comprehensive land-information systems in Vietnam, integrating planning maps from provincial and municipal authorities with proprietary valuation and market intelligence data. The product enables users to search parcels by address, GPS coordinates, administrative units, or parcel identifiers; visualize multi-layer planning data; estimate property value; scan land-title documents through AI-assisted OCR (in development); convert coordinates between VN-2000 and WGS84; and compare multiple land parcels simultaneously. Built on PostgreSQL/PostGIS, Node.js, Python processing pipelines, and React/Flutter frontends, Meey Map operates under a Data-as-a-Service model with subscription services, licensing, API commercialization, geo-targeted advertising, and enterprise spatial analytics offerings.

Meey Value

Meey Value is an automated valuation model (“AVM”) platform that estimates property values based on spatial data, planning information, structural attributes, market comparables, historical price trends, and amenities. It supports individual users, brokers, valuation companies, banks, and financial institutions seeking rapid and data-driven property price assessments. Meey Value provides dynamic price maps, historical trend analysis, portfolio-level valuation tools, and AI-assisted pricing recommendations (in development). Fees charges to users primarily through subscriptions, enterprise licensing, per-report valuation fees, and commissions tied to transaction referrals.

Meey Ads

Meey Ads is a digital advertising platform purpose-built for the real estate sector, enabling property developers, agencies, and individual sellers to plan, launch, and optimize multi-channel advertising campaigns from a single dashboard. The platform supports cross-platform campaign distribution across Meeyland.com, Meey Map, partner portals, and third-party ad networks, with integrated audience targeting based on property search behavior, location data, and user intent signals. Meey Ads provides campaign management tools including automated budget optimization, performance reporting, lead attribution tracking, and creative templates tailored for property listings. The platform serves brokers, project developers, and marketing agencies as primary customers.

Meey CRM

Meey CRM is a real estate-specific customer relationship and operations management platform designed for brokers, agencies, project developers, and investment teams. It centralizes customer records, property inventories, transactions, tasks, campaigns, communications, and performance analytics. The system supports the full broker workflow from lead intake through offer management, transaction closing, and post-sale follow-up. Built on a SaaS architecture with mobile and web interfaces, Meey CRM integrates natively with Meeyland.com listings, Meey Value pricing tools, and Meey Ads campaign management.

Meey 3D

Meey 3D is an automated 3D capture and visualization platform enabling users to create, process, and publish immersive 3D virtual tours from mobile phones or 360-degree cameras. The system performs automated image stitching, photogrammetric reconstruction, hotspot embedding, multimedia annotations, and cross-platform playback on web, mobile, and VR devices. Meey 3D uses mobile-first capture applications, cloud-based rendering pipelines, Krpano-powered presentation engines, and AI-enhanced processing modules currently under development. Monetization includes subscription storage plans, API/SDK licensing, partner commissions, and professional 3D capture services.

Meey ID

Meey ID is the unified identity, authentication, and account management system across the Meey Group ecosystem, enabling single sign-on access, secure transactions, profile management, payments, subscription control, affiliate tracking, and digital signatures. The platform targets individuals, brokers, enterprises, and partner organizations. By consolidating identity and credential management across the ecosystem, Meey ID reduces friction in cross-product user journeys and enhances security compliance. Built on microservice architecture using Node.js/NestJS, Meey ID incorporates OAuth2, JWT, multi-factor authentication, and ISO/IEC 27001-aligned security frameworks.

Meey Share

Meey Share is a social information platform dedicated to real estate content, enabling users to publish news, opinions, images, and videos related to market developments. Content is aggregated from news outlets and social networks through automated crawling pipelines. The platform includes full social-network features optimized for the real estate domain, including topic-specific community groups, market commentary, and curated media from professional real estate journalists and analysts.

Meey Project

Meey Project serves as a comprehensive, multi-format information hub for real estate developments across Vietnam. The platform consolidates data on thousands of projects, including legal documentation, construction progress, pricing, amenities, and developer information, and supplements this with user-generated and professional video reviews, livestreams, and interactive project presentations. The platform’s objective is to increase transparency and reduce information asymmetry in project-based transactions. Meey Project operates under a data-report and content distribution model.

Meey Atlas

Meey Atlas is a proprietary national-scale mapping platform designed to serve as the foundational geospatial infrastructure for their ecosystem. Built on open-source mapping technologies including MapLibre, PostgreSQL/PostGIS, and the Valhalla routing engine, Meey Atlas delivers high-performance vector maps, real-time navigation, multimodal routing, and point-of-interest data optimized for Vietnam’s geography and urban structure. The platform integrates AI-enhanced search, geocoding, clustering, recommendation systems, and valuation models derived from Meey Value. Meey Atlas operates under a multi-channel monetization model including subscription services, API licensing for enterprises and government entities, geo-targeted advertising, and transaction commissions.

COMPETITIVE STRENGTHS

We believe Meey Group has developed one of the most comprehensive and vertically integrated PropTech ecosystems in Vietnam. Their competitive strengths are driven by their data-centric technological architecture, their deeply specialized product portfolio, and their ability to address structural inefficiencies in Vietnam’s real estate market.

Meey Group operates a proprietary suite of products that spans the entire real estate transaction lifecycle, supported by a unified data and technology infrastructure. Their ecosystem has been recognized in Vietnam for its breadth of specialized PropTech solutions. By delivering these interconnected services on a single technology stack, they offer a full-cycle real estate technology solution unmatched in scope by local competitors.

Their mission is to address the fundamental pain points in Vietnam’s real estate market. To achieve this, they have built strong internal technological and research capabilities. Their R&D team includes market analysts, data scientists, software engineers, architects, and UX specialists focused on developing proprietary solutions in: artificial intelligence and predictive modeling; data analytics; enterprise-grade system design; mapping and geospatial engineering; and scalable cloud infrastructure. Their internal R&D capacity enables us to continuously enhance our products, rapidly iterate on new features, and introduce advanced AI-driven capabilities as they mature.

They are pursuing a long-term strategy to scale their technology globally and enhance international investor confidence. They are implementing governance practices aligned with international standards, including BSC/KPI frameworks and independent oversight. They have engaged internationally reputable advisory firms to align our reporting and operational standards with global expectations. They have secured investment commitments from international institutional investors, demonstrating confidence in their business model and long-term scalability.

Their leadership team possesses deep domain knowledge in real estate and technology, with demonstrated experience in innovation, digital transformation, and large-scale operational execution. The combined expertise of their leadership team supports their long-term vision to build a scalable and globally competitive PropTech platform.

BUSINESS STRATEGIES/GROWTH STRATEGIES

Our principal strategic objective is for Meey Group to become Vietnam’s leading integrated PropTech platform and, over time, to expand Meey Group’s technology capabilities into Southeast Asia and global markets. We intend to pursue this objective through the following strategies:

Increasing service offerings and becoming a real estate “SuperApp”

By expanding and integrating their service offerings, they aim to penetrate all sectors of the property market and cross-sell services to our existing customer base. In the long run, this would significantly reduce the marketing and advertising costs for our individual services, and transform our platform into a “SuperApp” for property transactions.

Deepening market presence across Vietnam

Through Meey Group. we intend to intensify our presence in Vietnam’s major commercial centers, including Hanoi, Ho Chi Minh City, Da Nang, Can Tho, and other high-growth provincial markets. They currently operate [28] representative offices across Vietnam and intend to expand this network to increase both their online platform reach and offline professional services coverage.

Expanding into Southeast Asian markets

Southeast Asia is their primary international expansion target. Following the completion of this offering, we intend to pursue staged international expansion through Meey Group into Southeast Asian markets characterized by structural real estate challenges similar to those we have addressed in Vietnam — including fragmented land data, informal brokerage networks, and underdeveloped digital transaction infrastructure. We intend to evaluate initial expansion opportunities for Meey Group in markets where demand for land planning data, automated valuation, and broker productivity tools is high and existing digital solutions are limited.

We also believe that through Meey Group we can leverage our existing technology, market reputation, and data infrastructure to expand into new and complementary businesses in the future, including business-to-business property-related services, the provision of property management services, enterprise data licensing, spatial analytics API commercialization, and property investment facilitation services for domestic and international investors. Depending on available resources, market conditions, and regulatory developments, through Meey Group, we may pursue such expansions organically or through strategic partnerships and acquisitions.

DATA INSIGHTS AND TECHNOLOGIES

Their ecosystem leverages a multi-layer technology stack combining artificial intelligence, GIS and geospatial technology, cloud computing, and AR/VR visualization. They continue to explore blockchain applications for asset tokenization and transparent transaction recording.

Data connects and powers every product within their ecosystem, including zoning and legal data, transactional and pricing data, customer and brokerage data, advertising and behavioral Data

STRATEGIC PARTNERS

They have established a network of strategic relationships with participants across the real estate, financial services, industry association, and technology ecosystems that support the development and commercialization of their products. On the real estate side, they cooperate with selected developers, real estate agencies, professional associations, and valuation companies across Vietnam to integrate their data and tools into their operational workflows. Their banking and financial institution relationships are a key strategic asset. Meey Group estimates, that as of September 30, 2025, 12 out of 49 commercial banks in Vietnam have adopted products within the Meey Group ecosystem for property data and valuation purposes. These relationships provide recurring institutional revenue and validate the reliability of our data products. Beyond the core real estate and banking ecosystem, they maintain partnerships with several global and local technology, payment, consulting, and capital-markets firms. These include cloud and infrastructure providers such as Amazon Web Services and CMC Telecom, payment and digital-wallet partners, and professional services firms supporting their capital-markets preparation.

PRIVACY AND DATA SECURITY

Meey Group maintain a comprehensive data-privacy and information-security program designed to safeguard personal and transactional data across Meey Group ecosystem. Meey Group’s security program deploys administrative, technical, and organizational measures to prevent unauthorized access, disclosure, alteration, or loss of data. Meey Group collects, stores, and processes personal data in accordance with applicable regulations on personal-data protection, its internal privacy policies, and contractual arrangements with users and partners. Meey Group applies heightened standards for sensitive data, including data belonging to minors, with explicit consent requirements and verification procedures as mandated by law. Where data is transferred cross-border, Meey Group strives to ensure such transfers comply with applicable Vietnamese data localization and cross-border transfer requirements.

RELATIONSHIP MANAGEMENT/CUSTOMER SERVICES

They have established a customer relationship management and service infrastructure designed to support long-term user engagement across our platform ecosystem. Their customer service channels include dedicated telephone support, email support, online chat, and in-app support modules integrated within each product. Their chatbot and AI-assisted inquiry tools are currently in development and, once deployed, will be designed to provide real-time support for common user inquiries. Their relationship management team periodically follows up with our customers on their property preferences, listing needs, and other property-related requirements, dealing with customer queries, requests, and complaints in a personalized and responsive manner. They use Meey CRM as the backbone of their internal customer relationship management operations, centralizing all customer interaction records, follow-up workflows, and customer satisfaction data.

MARKETING AND BUSINESS DEVELOPMENT

They implement comprehensive marketing and brand-building strategies designed to strengthen brand awareness, attract new users, and increase platform traffic. Their user acquisition strategy combines both online and offline marketing initiatives, converting users from free access to premium paid services through targeted campaigns and strategic partnerships. Offline marketing activities include brand events, outdoor advertising, and radio campaigns, while digital efforts focus on social media, performance marketing, and app-store optimization. A significant driver of user growth has been word-of-mouth referrals from satisfied customers and partners. We believe that the high quality and reliability of Meey Group’s platform promotes organic referral. As of September 30, 2025, we estimate that Meey Group achieved average user ratings between 4.7 and 4.9 out of 5 across major app stores and online platforms, based on over 8,000 verified customer reviews, positioning Meey Group among the highest-rated technology platforms facilitating real estate transactions in Vietnam. To expand their presence in existing markets and strengthen their brand positioning, we intend to allocate a portion of the net proceeds from this offering to marketing and business development activities.

KEY CUSTOMER RELATIONSHIPS

During calendar year 2025, their customer base further expanded, including a reputable digital transformation-focused bank that utilizes Meey Map to access property data and mapping information. We estimate that 20 out of 49 commercial banks in Vietnam have adopted products within the Meey Group ecosystem for property data and valuation purposes. We estimate that 30 licensed valuation companies currently use their technology solutions to enhance their appraisal accuracy and efficiency. We estimate that over 200 real estate trading floors nationwide deploy their enterprise products to support their sales operations and business management. Meey Group also provides 3D digital mapping and visualization technologies to major telecommunication and infrastructure partners, integrating Meey Group’s proprietary data into large-scale digital platforms. These relationships underscore the scalability of their platform and demonstrate the trust established among key institutional and enterprise clients across Vietnam’s real estate value chain.

RISK MANAGEMENT AND QUALITY CONTROL

At Meey Group, risk management is regarded as an integral component of our corporate governance and operational framework. The primary objective of our risk management function is to ensure our operations remain stable, sustainable, and resilient against potential adverse impacts. Meey Group’s risk management framework is designed to be proactive, continuous, and transparent, enabling them not only to respond effectively when incidents occur but also to anticipate, prevent, and continuously improve our governance practices. Meey Group has established and implemented a comprehensive Internal Risk Management Procedure, which clearly defines the steps of risk identification, evaluation, and mitigation planning. A unified Risk Identification and Management Matrix has been adopted across all business units within the Meey Group. Through this system, Meey Group is able to systematically identify, monitor, assess, and manage risks, ensuring consistency, transparency, and accountability throughout its governance and operational processes. Meey Group’s approach to risk management strives to ensure that every process is evaluated, refined, and executed under the PDCA (Plan-Do-Check-Act) cycle, reinforcing continuous improvement in their internal control and risk management systems.

Meey Group has established a comprehensive quality control system focusing on key operational areas:

•        Software and Digital Product Quality Control:    Implemented from the earliest stages of development to ensure all deliverables meet technical specifications and customer expectations.

•        Internal Process and Project Quality Control:    Ensures operational consistency and efficiency across all business units and ongoing projects.

•        Supplier Quality Evaluation and Control:    Enforces a strict screening and due diligence process prior to contract execution to ensure that partners meet our quality, capability, and compliance standards.

All quality control activities are executed in accordance with standardized procedures issued by Meey Group, ensuring transparency, consistency, and traceability throughout the organization. Meey Group’s quality control operations are independently audited on an annual basis by external experts in accordance with ISO 9001 and ISO/IEC 27001 standards.

RESEARCH AND DEVELOPMENT

Meey Group invests significant resources in research and development to continuously advance their technology and improve the experience of users across their ecosystem. Their R&D team covers a broad range of critical functions, including: market analysis and applied research; data science and AI development; system architecture and engineering; product design and UX; platform quality assurance; cloud and infrastructure engineering; mobile and web application development; and project and product management. Their R&D efforts focus on innovation and long-term scalability. They aim to expand their AI capabilities, enhance their geospatial-mapping technologies, improve valuation and predictive-analytics models, and further integrate their platforms into a seamless, data-driven ecosystem.

AWARDS AND ACCREDITATIONS

Throughout Meey Group’s operating history, they have received a number of awards and accreditations in recognition of our performance and quality services.

COMPETITION

The property technology industry is rapidly growing and increasingly competitive. Although we believe no other industry player in Vietnam operates under a comprehensive and integrated platform business model similar to ours, they face competition from players in different segments of the property transactions and services industry. They also compete with offline traditional real estate brokerage firms and services.

We believe they are strategically placed to compete in the property technology industry based on the following factors: (i) the end-to-end property solutions and services provided by us on a single platform, providing a one-stop-shop for their users in their property transactions and allowing them to capture a much higher customer engagement per transaction than other market players; (ii) the ability to deliver the full benefits of their integrated ecosystem while allowing individual products to be used on a standalone basis; (iii) the network effects and data flywheel created by their multi-sided platform, which improve AI model performance and data quality as their user base grows; (iv) strong brand recognition in Vietnam established through six years of market leadership and consistent platform investment; and (v) Meey Group’s proprietary geospatial data infrastructure, which we believe has no direct competitive equivalent in the Vietnam market.

CORPORATE SOCIAL RESPONSIBILITY

Throughout their development journey, Meey Group has consistently believed that a sustainable enterprise is not measured solely by revenue or market share, but also by the positive impact it creates within the community. At Meey Group, they pursue the goal of not only being a pioneering technology company in the real estate sector but also a “Happy and Sustainable Enterprise” aligned with Environmental, Social, and Governance (ESG) principles.

They are dedicated to implementing meaningful and practical initiatives for the communities in which they operate. During each storm and flood season in Central Vietnam, they mobilize all employees to make emergency contributions to assist residents in disaster-affected areas. Beyond immediate relief efforts, they are developing long-term recovery programs to accompany affected communities through post-disaster rehabilitation, helping them stabilize livelihoods and regain resilience.

As a technology enterprise in the real estate industry, Meey Group recognizes that information transparency is a fundamental contribution to society. Their continuous efforts in platform development, data standardization, and the provision of clear and accurate information to users contribute to improving market fairness and reducing information asymmetry for all participants in Vietnam’s real estate market.

ESG

Our environmental policy focuses on minimizing negative impacts on the ecosystem, through measures such as energy-saving initiatives, waste management and classification, reduction of single-use plastics, and the promotion of a green lifestyle across the organization. Our social policy emphasizes people and community welfare, guided by principles of human rights and labor rights, diversity, gender equality, and inclusion. Meey Group maintains a strict stance against discrimination and child labor, while ensuring a safe, transparent, and learning-oriented work environment. Integrity and transparency are the cornerstones of Meey Group’s governance philosophy. We have established and actively enforce comprehensive corporate governance policies, including: anti-corruption and anti-bribery policy; conflict of interest prevention policy; corporate governance and disclosure policy; business ethics and integrity policy; sustainable financial management policy addressing climate change, taxation, and legal compliance; and customer data protection and privacy policy.

INTELLECTUAL PROPERTY

Meey Group’s intellectual property rights are important to their business. In order to protect their intellectual property rights, they have adopted various measures. In respect of their employees, their employment agreements generally contain clauses which provide that all confidential information, trade secrets, know-how, business plans, software, and documentation are non-transferable and subject to confidentiality obligations. In relation to independent contractors which deal with their intellectual property, their contracts also contain clauses which provide that all intellectual property rights in materials, code, or documents created by the contractor will belong to Meey Group.

RECENT DEVELOPMENTS

On January 22, 2026, Chung, together with Mr. Duc Tai Nguyen, Ms. Ly Kieu Anh Nguyen, and Meey Founder Joint Stock Company (“Meey Founder”), incorporated Meey Vietnam as a joint stock company registered in Hai Phong, Vietnam. Meey Vietnam has a registered charter capital of VND 294,600,000,000 (approximately US$ $11,518,084)), divided into 29,460,000 ordinary shares with a par value of VND 10,000 per share.

On January 22, 2026, Mr. Chung and Meey Founder contributed their respective shareholdings in Meey Land to Meey Vietnam as capital contributions in kind. As a result of such contributions, Meey Vietnam became a majority shareholder of Meey Land, and Meey Founder ceased to be a direct shareholder of Meey Land.

On March 13, 2026, the Hai Phong Department of Finance issued M&A Approval No. 546804 confirming that Meey Holding Singapore meets the conditions for acquiring shares in Meey Vietnam. On March 26, 2026, Meey Holding Singapore entered into a Share Purchase Agreement with Chung and Meey Founder (the “Selling Shareholders”) to acquire a total of 29,440,000 ordinary shares in Meey Vietnam, representing 99.94% of Meey Vietnam’s charter capital, together with all rights, benefits and interests pertaining thereto, including the full voting rights, all economic rights, and the right to receive dividends. The remaining 0.06% of Meey Vietnam’s charter capital is held by Mr. Duc Tai Nguyen and Ms. Ly Kieu Anh Nguyen.

As of the date of this prospectus, Meey Holding Singapore was formally recognized as a foreign investor shareholder of Meey Vietnam on April 23, 2026, holding 99.94% of its charter capital with full shareholder rights and obligations from the date of such recognition, as evidenced by the Written Confirmation of Change in Enterprise Registration Information No. 40440/26 issued by the Hai Phong Department of Finance. On May 5, 2026, we completed the Reorganization. As of such date, Meey Global Corp owns 100% of the issued and outstanding share capital of Meey Holding Singapore and, indirectly through Meey Holding Singapore, holds controlling interests in Meey Vietnam, Meey Land and Meey Founder. Meey Global Corp is the ultimate parent of the Group and the listing vehicle for this offering.

CORPORATE HISTORY AND STRUCTURE

Our Company

We are holding company that through its operations is a property technology, or “PropTech,” group that designs, develops and operates digital platforms and technology solutions for the real estate sector. We conduct our operations principally in Vietnam through Meey Land Group Joint Stock Company (“Meey Land”, “they”, “their”, “them” and “Meey Group”) and its subsidiaries. Unless the context otherwise requires, references in this prospectus to the “we,” “us” and “our” mean Meey Global Corp and its consolidated subsidiaries.

Meey Global Corp, the issuer of the securities offered in this prospectus, is an exempted company incorporated with limited liability in the Cayman Islands. Meey Global Corp is a holding company that does not conduct any active operations and has no material assets other than its 100% equity interest in Meey Holding Singapore Pte. Ltd. We conduct substantially all of our business operations through our operating subsidiaries in Vietnam.

Corporate History

Meey Land was incorporated as a joint stock company under the laws of Vietnam on August 15, 2019, with their head office in Hanoi, Vietnam. In 2020, Meey Land registered as a public company with the State Securities Commission of Vietnam (the “SSC”). By official letter dated January 3, 2025, the SSC confirmed the deregistration of Meey Land as a public company, with effect from November 29, 2024. As of the date of this prospectus, Meey Land is a non-public joint stock company.

On October 18, 2023, Meey Finance Technology Joint Stock Company (“Meey Finance”) was incorporated as a joint stock company under the laws of Vietnam, with its head office in Hanoi, Vietnam. Historically, Meey Finance operated a digital financial platform focusing on real estate-related financial products through two primary operational models:

•        Co-Investment Model (Principal Model): Meey Finance acted as a principal by acquiring real estate assets with concurrent repurchase options. To fund these acquisitions, it mobilized capital from individual investors through Business Cooperation Contracts (BCCs), managing the funds and distributing returns upon the sellers’ exercise of their repurchase options.

•        Real Estate Transaction Advisory & Support (Intermediary Model): Meey Finance functioned as an intermediary facilitator. It provided transaction structuring, brokerage, consultancy, and payment mandate services to facilitate direct real estate transfers and repurchase agreements between property owners and investors. The operational execution of both models relied on a structured fund-movement system, utilizing specialized collection-payment accounts integrated with major Vietnamese commercial banks.

In March 2026, as part of our strategic refocusing to streamline core operations, Meey Land transferred its entire 84.5% equity interest in Meey Finance to an affiliated entity named Meey Homes Real Estate Technology Joint Stock Company, an entity partially owned by our Chairman, Mr. Hoang Mai Chung. Following completion of this transfer, Meey Finance ceased to be a part of our Group, and we no longer engage in or derive revenue from any of its historical business activities.

On December 11, 2023, Meey Founder Joint Stock Company (“Meey Founder”) was incorporated as a joint stock company under the laws of Vietnam, with an initial registered charter capital of VND23,850,000,000 (approximately US$932,551). The charter capital was contributed in kind by four founding shareholders, including Mr. Hoang Mai Chung (“Mr. Chung”), Mr. Trinh Dinh Diep, Mr. Tran Quang Hung and Mr. Nguyen Quoc Truong, through the contribution of their respective shares in Meey Land. Meey Founder was established primarily to hold equity interests in Meey Land and to facilitate a potential listing of the Group on an international securities exchange.

On April 3, 2024, Meey Holding Singapore Pte. Ltd. (“Meey Holding Singapore”) was incorporated as a private company limited by shares under the laws of Singapore, to serve as the Group’s offshore intermediate holding company in connection with the proposed international listing. On July 22, 2024, Meey Holding Singapore entered into a share purchase agreement with the founding shareholders of Meey Founder to acquire an aggregate of 200,000 ordinary shares of Meey Founder, representing 100% of the voting power of Meey Founder, for aggregate consideration of VND2,000,000,000 (approximately US$78,201), or VND10,000 per share. The acquisition closed on August 16, 2024. As a result, Meey Holding Singapore became the sole holder of voting shares of Meey Founder, holding 100% of the voting rights but approximately 8.39% of the economic interests in Meey Founder. The remaining 91.61% of the charter capital of Meey Founder continued to be held by the founding shareholders in the form of non-voting dividend preferred shares, which carry economic rights but no voting rights.

On October 1, 2024, newly issued shares of Meey Finance were formally registered, resulting in Meey Land holding 84.5% of the equity interest and voting rights of Meey Finance through a debt-to-equity conversion. Meey Land held 84.5% of the equity interest and voting rights in Meey Finance from such date until the transfer of that interest on March 20, 2026.

On January 20, 2025, Mr. Chung and Meey Community Joint Stock Company (“Meey Community”) converted an aggregate principal amount of VND430,000,000,000 (approximately US$16,812,901) of outstanding loans owed to them by Meey Land into equity of Meey Land. Because the Vietnamese statutory share-capital framework applicable to Meey Land does not distinguish between share capital and additional paid-in capital, the entire amount of the converted indebtedness was recorded as an increase in share capital, with a corresponding reduction in liabilities.

Reorganization

In anticipation of this offering, we undertook a series of transactions to reorganize our corporate structure (collectively, the “Reorganization”). The Reorganization was designed to (i) address the structural separation of voting rights and economic interests at Meey Founder described above, which would otherwise have prevented Meey Holding Singapore from consolidating 100% of the economic results of Meey Founder and Meey Land under applicable accounting standards, (ii) consolidate the Group’s Vietnam operating entities under a single Vietnamese holding company, and (iii) position Meey Global Corp as the listing vehicle for this offering and the ultimate parent of the Group. The Reorganization is described in chronological order below.

On January 22, 2026, Meey Vietnam Joint Stock Company (“Meey Vietnam”) was incorporated as a joint stock company under the laws of Vietnam, with its head office in Hai Phong, Vietnam. The founding shareholders of Meey Vietnam were Mr. Chung, Ms. Ly Kieu Anh Nguyen, Mr. Duc Tai Nguyen and Meey Founder. Meey Vietnam has a registered charter capital of VND294,600,000,000 (approximately US$11,518,084), divided into 29,460,000 ordinary shares with a par value of VND10,000 per share.

On the same date, Mr. Chung and Meey Founder contributed their respective shareholdings in Meey Land to Meey Vietnam as capital contributions in kind in exchange for newly issued ordinary shares of Meey Vietnam. As a result of these contributions, Meey Vietnam became the holder of a majority of the charter capital of Meey Land, and Meey Founder ceased to be a direct shareholder of Meey Land and instead held its interest in Meey Land indirectly through Meey Vietnam.

We were incorporated under the laws of the Cayman Islands on March 19, 2026. The Company is an investment holding company and is controlled by Mr. Hoang Mai Chung. The Company was formed to serve as the holding company of the operating entities, consisting of Meey Land Group Joint Stock Company and its subsidiaries (together, the “Subsidiaries”), in Vietnam. The operating entities are primary engaged in the prop-tech (property technology) industry, and digital finance and real estate sectors.

On March 26, 2026, following receipt of M&A Approval No. 546804 issued by the Hai Phong Department of Finance on March 13, 2026 (which confirmed that Meey Holding Singapore satisfied the conditions under Vietnamese law for acquiring shares in Meey Vietnam), Meey Holding Singapore entered into a share purchase agreement with Mr. Chung and Meey Founder (collectively, the “Selling Shareholders”) to acquire an aggregate of 29,440,000 ordinary shares of Meey Vietnam, representing 99.94% of the charter capital of Meey Vietnam, together with all rights, title and interest in such shares (including all voting rights, economic rights and rights to receive dividends and other distributions). The remaining 0.06% of the charter capital of Meey Vietnam continued to be held by Mr. Duc Tai Nguyen and Ms. Ly Kieu Anh Nguyen. On April 23, 2026, Meey Holding Singapore was formally recognized as a foreign investor shareholder of Meey Vietnam pursuant to the Written Confirmation of Change in Enterprise Registration Information No. 40440/26 issued by the Hai Phong Department of Finance, and from such date has held 99.94% of the charter capital of Meey Vietnam with full shareholder rights and obligations under Vietnamese law.

On May 5, 2026, we completed the Reorganization. As of such date, Meey Global Corp owns 100% of the issued and outstanding share capital of Meey Holding Singapore and, indirectly through Meey Holding Singapore holds controlling interests in Meey Vietnam, Meey Land and Meey Founder. Meey Global Corp is the ultimate parent of the Group and the listing vehicle for this offering.

Corporate Structure

The following describes our corporate structure as of the date of this prospectus, after giving effect to the Reorganization:

•        Meey Global Corp is an exempted company incorporated with limited liability in the Cayman Islands. It is the ultimate parent of the Group and the issuer of the securities offered in this prospectus.

•        Meey Holding Singapore is a private company limited by shares incorporated under the laws of Singapore and is a wholly owned subsidiary of Meey Global Corp. Meey Holding Singapore serves as the Group’s offshore intermediate holding company.

•        Meey Vietnam is a joint stock company incorporated under the laws of Vietnam. Meey Holding Singapore holds 99.94% of the charter capital of Meey Vietnam, with the remaining 0.06% held by Mr. Duc Tai Nguyen and Ms. Ly Kieu Anh Nguyen. Meey Vietnam serves as the Group’s onshore intermediate holding company in Vietnam.

•        Meey Land is a joint stock company incorporated under the laws of Vietnam, a majority of whose charter capital is held by Meey Vietnam. Meey Land is the Group’s principal Vietnamese operating company.

In addition, Meey Holding Singapore continues to hold 100% of the voting shares of Meey Founder, representing 100% of the voting power but only approximately 8.39% of the economic interests in Meey Founder. The remaining 91.61% of the charter capital of Meey Founder is held by the founding shareholders in the form of non-voting dividend preferred shares. As a result of the Reorganization, Meey Founder no longer holds any direct interest in Meey Land, its indirect economic interest in Meey Land is held through Meey Vietnam.

The following diagrams illustrate, in simplified form, our corporate structure (i) immediately prior to the Reorganization and (ii) as of the date of this prospectus, after giving effect to the Reorganization. The diagrams omit certain immaterial entities and ownership relationships, and percentages indicate the holder’s percentage of the charter capital (or, in the case of Meey Founder, the percentage of voting shares and economic interests, as indicated) of the entity shown immediately below.

Organizational Chart — Pre-Reorganization

Description:    Mr. Chung, Mr. Trinh Dinh Diep, Mr. Tran Quang Hung and Mr. Nguyen Quoc Truong (the founding shareholders of Meey Founder) hold 91.61% of the charter capital of Meey Founder in the form of non-voting dividend preferred shares. Meey Holding Singapore holds 100% of the voting shares of Meey Founder, representing approximately 8.39% of the economic interests. Meey Founder, Mr. Chung and other shareholders hold the charter capital of Meey Land (Vietnam).

Meey Holding Singapore Pte. Ltd.
Singapore
Vietnam
Hoang Mai Chung
Other 3 shareholders
77.85%
13.76%
8.39%
• 8.39% economic rights
• 100% voting rights
• 77.85% economic rights
• No voting rights
• 13.76% economic rights
• No voting rights
MEEY Founder JSC
MEEY Ventures
MEEY Community JSC
Hoang Mai Chung
Other 95 shareholders
64%
15%
20.71%
0.22%
0.07%
Meey Land Group JSC
Hoang Mai Chung
Pham Minh Hue
Nguyen Thuy Phuong
84.49%
16.48%
0.01%
0.01%
Meey Finance Technology JSC

Organizational Chart — Post-Reorganization

Description:    Meey Global Corp holds 100% of Meey Holding Singapore. Meey Holding Singapore holds (i) 99.94% of the charter capital of Meey Vietnam (Vietnam), with the remaining 0.06% held by Mr. Duc Tai Nguyen and Ms. Ly Kieu Anh Nguyen, and (ii) 100% of the voting shares of Meey Founder (Vietnam), representing approximately 8.39% of the economic interests, with the remaining 91.61% of the charter capital of Meey Founder held by the founding shareholders in the form of non-voting dividend preferred shares. Meey Vietnam holds a majority of the charter capital of Meey Land (Vietnam).

Meey Founder Limited
(BVI)
100%
Meey Global Corp
(ListCo | Cayman Islands)
100%
Meey Holding Singapore Pte. Ltd.
(Singapore)
Offshore
Vietnam
Nguyen Ly Kieu Anh
Nguyen Duc Tai
99.94%
0.03%
0.03%
Meey Vietnam Joint Stock Company
MEEY Ventures Joint Stock Company
MEEY Community Joint Stock Company
Hoang Mai Chung
Other 95 shareholders
64%
15%
20.71%
0.22%
0.07%
Meey Land Group Joint Stock Company

SUMMARY RISK FACTORS

We are subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flow and prospects. You should carefully consider the following risks, those risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our ordinary shares:

While we are endeavoring to expand Meey Group’s scope of services and market presence, there can be no assurance that our strategies will achieve our goals.

We engage in robust marketing campaigns to increase market awareness of Meey Group and the products and services they offer. This may not result in an increase in market share or greater revenues.

While we strive to differentiate Meey Group from their competitors to win market share, we cannot guarantee that their competitors may not outpace them and secure a greater customer base for similar services.

We believe that, through Meey Group, we have a platform that is superior to their competitors’ offerings, however, our perception may be misguided and we may overlook advantages offered by Meey Group’s competitors’ products and services which would result in losing market share to those competitors.

Meey Land has not completed the mandatory registration of its core e-commerce platforms as e-commerce trading floors, which may result in suspension of operations, monetary penalties and legal uncertainty.

Meey Land lacks a Social Network License for its meeyreview.com platform, which may result in monetary penalties, revocation of the domain name, or compulsory cessation of the platform.

The Ministry of Industry and Trade issued a public warning in January 2022 regarding suspected unlicensed multi-level marketing activities by Meey Land, which although the administrative statute of limitations has expired, may adversely affect our reputation.

We endeavor to maintain a comprehensive data-privacy and information-security program at Meey Group designed to safeguard personal and transactional data across our ecosystem. However, we cannot assure you that Meey Land will not experience data breaches which would cause reputational harm to the Meey Group brand.

Meey Land is integrating artificial intelligence and machine learning into their products and services. This model could present unknown negative outcomes that would harm Meey Group’s products and services and result in loss of customers.

Our efforts and expenditures on research and development may not lead to increased revenues.

Our efforts to manage operational risks may fail and result in a material adverse effect on our business.

Meey Land focuses on quality control throughout our operational matrix. However, we cannot assure that these efforts to address quality control issues now or in the future will not fail which would result in a material adverse effect on our operations and products and services.

Meey Land employs proprietary technology in its products and services. If a third-party were to uncover this technology and incorporate it into its offerings or otherwise misuse it, such an event would have material adverse effect on our products and services.

Meey Land’s intellectual property is a fundamental and critical component of their business. Meey Land take measures to protect our intellectual property from being infringed or otherwise misused. However, we cannot assure you that these measures will prevent all cases of possible infringement and that we will not be forced to litigation to secure our intellectual property which would take time and money and may not result in a successful legal outcome.

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

We may not be able to satisfy Nasdaq’s listing requirements or maintain a listing of our Ordinary Shares on Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

The price of our Ordinary Shares might fluctuate significantly, and you could lose all or part of your investment.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

Because we may not pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

Because our initial public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

As a Cayman Islands exempted company, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq’s corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance listing standards.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

Increased leverage could adversely impact our business, financial condition and results of operations.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed US$1.235 billion, or we issue more than US$1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under Nasdaq’s listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations;

•        we are not subject to proxy rules and are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        we may lose our foreign private issuer status, which would require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

Our Corporate Information

We are holding company that through its operations is a property technology, or “PropTech,” group that designs, develops and operates digital platforms and technology solutions for the real estate sector. We conduct our operations principally in Vietnam through Meey Land Group Joint Stock Company (“Meey Land”, “they”, “their”, “them” and “Meey Group”) and its subsidiaries. Unless the context otherwise requires, references in this prospectus to the “we,” “us” and “our” mean Meey Global Corp and its consolidated subsidiaries.

Meey Global Corp, the issuer of the securities offered in this prospectus, is an exempted company incorporated with limited liability in the Cayman Islands. Meey Global Corp is a holding company that does not conduct any active operations and has no material assets other than its 100% equity interest in Meey Holding Singapore Pte. Ltd. We conduct substantially all of our business operations through our operating subsidiaries in Vietnam.

Our principal executive office in Vietnam is located at 5th Floor, Building 97-99 Lang Ha, Dong Da Ward,
Hanoi City. Our telephone number is +84 [0249 999 2999]. Investors should submit any inquiries to the address and telephone number of our principal executive office. Our agent for service of process in the United States is Cogency Global. Our website is located at [https://meeygroup.com/en/]. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Prospectus.

The Offering

Ordinary Shares offered by us	[*] Ordinary Shares.
Ordinary Shares to be outstanding after this offering(1)	[*] Ordinary Shares, (or [*] Ordinary Shares assuming that the underwriters exercise their over-allotment option in full).
Over-allotment option

We have granted to the underwriters a 45-day option to purchase from us up to an additional [*] Ordinary Shares (15% of the Ordinary Shares sold in this offering), solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $[*] million, based on an initial public offering price per Ordinary Share of US$[*] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated expenses of the offering payable by us. We currently intend to use proceeds from this offering for ________________________. See “Use of Proceeds.”

Transfer Agent	________________________
Lock-up

We, each of our Directors, Executive Officers and certain shareholders, have agreed, subject to certain exceptions, for a period of [180] days after the date of this prospectus, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting — Lock-Up Agreements”.

Risk factors

Investing in our Ordinary Shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. See “Risk Factors” beginning on page 20 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Listing

We intend to file an application to list the Ordinary Shares on Nasdaq under the symbol “________”. This offering is contingent upon the listing of our Ordinary Shares on Nasdaq. There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq.

____________

(1)      The number of Ordinary Shares to be outstanding upon completion of this offering is based on [*] Ordinary Shares outstanding as of [*], 2026.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial and Other Data

The following summary consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of Meey Land Group Joint Stock Company included elsewhere in this prospectus.

The summary consolidated statements of operations data and consolidated statements of cash flows data for the years ended March 31, 2025 and 2024 and the summary consolidated balance sheet data as of March 31, 2025 and 2024 have been derived from the audited consolidated financial statements of Meey Land Group Joint Stock Company included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any future period.

Summary Consolidated Statements of Income

	For the years ended March 31,
	2025	2024
	US$	US$
Revenues
Technical services	215,864	110,039
Search plan subscription service	59,528	41,700
Advertising agency services	22,225	85,183
Financing income	426,907	—
Total revenues	724,524	236,922

Operating costs and expenses
Funding cost	258,123	—
Sales and marketing expenses	1,008,646	1,074,020
General and administrative expenses	1,673,667	2,074,221
Research and development expenses	4,584,934	4,573,610
Total operating costs and expenses	7,525,370	7,721,851

Loss from operations	(6,800,846)	(7,484,929)

Other income
Other income, net	76,236	3,784
Interest income, net	25,196	10,191
Total other income, net	101,432	13,975

Loss before income taxes	(6,699,414)	(7,470,954)
Income tax expense	—	—
Net loss	(6,699,414)	(7,470,954)
Less: Net loss attributable to non-controlling interests	1,038,409	1,157,998
Net loss attributable to the Company’s shareholders	(5,661,005)	(6,312,956)

Net loss	(6,699,414)	(7,470,954)
Other comprehensive income
Foreign currency translation adjustments	609,965	1,254,236
Total comprehensive loss	(6,089,449)	(6,216,718)
Less: comprehensive loss attributable to non-controlling interests	943,865	963,591
Comprehensive loss attributable to the Company’s shareholders	(5,145,584)	(5,253,127)

Summary Consolidated Balance Sheets

	As of March 31,
	2025	2024
	US$	US$
Cash and cash equivalents	720,253	1,747,516
Total current assets	8,727,504	6,022,990
Total non-current assets	2,321,361	2,754,848
Total assets	11,048,865	8,777,838
Total current liabilities	24,816,121	9,753,520

Total non-current liabilities	717,221	24,232,247
Total liabilities	25,533,342	33,985,767
Total deficit	(14,484,477)	(25,207,929)

Summary Consolidated Statements of Cash Flow

	For the years ended March 31,
	2025	2024
	US$	US$
Total net cash used in operating activities	(7,283,291)	(7,845,312)
Total net cash used in investing activities	(3,236,533)	(278,523)
Total net cash provided by financing activities	9,860,011	10,008,899
Effect of exchange rate changes	(367,686)	(265,863)
(Decrease) increase in cash and restricted rash	(1,027,499)	1,619,201
Cash and restricted cash at beginning of year	1,755,572	136,371
Total cash, cash equivalents and restricted cash at end of year	728,073	1,755,572

RISK FACTORS

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this prospectus.

Business Strategy Risks

While Meey Group is endeavoring to expand their scope of services and market presence, there can be no assurance that such strategies will achieve our goals.

Meey Group is increasing their service offerings by building a comprehensive, one-stop platform that we believe addresses customers’ needs across the full property lifecycle — from initial search and discovery, through transaction facilitation, to post-transaction services such as renovation referrals, moving services, and property management. Meey Group is also attempting to increase their presence in the Vietnamese and Southeast Asian markets. However, there can be no assurance that Meey Group will be able to penetrate any new markets either as a result of increasing their service offerings or by employing strategies to expand their geographic footprint.

Meey Group engages in robust marketing campaigns to increase market awareness of Meey Group and the products and services they offer. This may not result in an increase in market share or greater revenues.

Meey Group implements comprehensive marketing and brand-building strategies designed to strengthen brand awareness, attract new users, and increase platform traffic. Their user acquisition strategy combines both online and offline marketing initiatives, converting users from free access to premium paid services through targeted campaigns and strategic partnerships. Offline marketing activities include brand events, outdoor advertising, and radio campaigns, while digital efforts focus on social media, performance marketing, and app-store optimization. A significant driver of user growth has been word-of-mouth referrals from satisfied customers and partners. We believe that the high quality and reliability of Meey Group’s platform promotes organic referral. These marketing strategies may not lead to more customers and as a result Meey Group may not achieve increased revenues.

Competition Risks

While we strive to differentiate Meey Group from their competitors to win market share, we cannot guarantee that Meey Group’s competitors may not outpace Meey Group and secure a greater customer base for similar services.

We believe Meey Group is differentiated from its competitors in the following material respects: (i) we believe Meey Groups is the only platform in Vietnam that integrates a listings marketplace (Meeyland.com) with AI-powered land planning data (Meey Map), automated valuation (Meey Value) and broker CRM (Meey CRM) in a single unified ecosystem; (ii) Meey Group has built proprietary national-scale geospatial infrastructure (Meey Atlas) that we believe that there is no direct competitive equivalent in Vietnam; and (iii) Meey Group’s data assets — accumulated across millions of property listings, land parcel queries, and valuation requests — create a data moat that strengthens their AI capabilities over time. Meey Group faces competition from players in different segments of the property transactions and services industry. Meey Group also competes with offline traditional real estate brokerage firms and services. There can be no assurance that what we perceive as Meey Group’s competitive strengths will lead to broader market acceptance than that of their competitors.

We believe Meey Group has a platform that is superior to their competitors’ offerings, however, our perception may be misguided and we may overlook advantages offered by Meey Group’s competitors’ products and services which would result in losing market share to those competitors.

We believe that Meey Gorup is strategically placed to compete in the property technology industry based on the following factors: (i) the end-to-end property solutions and services provided by them on a single platform, providing a one-stop-shop for their users in their property transactions and allowing them to capture a much higher customer engagement per transaction than other market players; (ii) the ability to deliver the full benefits of their integrated ecosystem while allowing individual products to be used on a standalone basis; (iii) the network effects and data flywheel created by their multi-sided platform, which improve AI model performance and data quality as their user base grows; (iv) strong brand recognition in Vietnam; and (v) Meey Group’s proprietary geospatial data infrastructure, which we believe has no direct competitive equivalent in the Vietnam market. However, while we strive to surveil market developments and offerings of Meey Group’s competitors, we cannot assure you that we will be able to identify all such developments and new or planned products and services launched by Meey Group’s competitors. Should we fail to keep up with the market, our competitive edge could be lost and our business plan aimed to increase revenues may not be realized.

Regulatory Risks

Meey Land has not completed the mandatory registration of its core e-commerce platforms as e-commerce trading floors, which may result in suspension of operations, monetary penalties and legal uncertainty.

Meey Land operates two key digital platforms — meeyland.com and meeykhach.net — that constitute e-commerce trading floors under Vietnamese law (Decree No. 52/2013/ND-CP, as amended by Decree No. 85/2021/ND-CP). As of the date of this prospectus, Meey Land has not completed the mandatory e-commerce trading floor registration with the Ministry of Industry and Trade (MOIT) for these platforms. The failure to complete the mandatory registration subject Meey Land to administrative fines of up to VND 60,000,000 to VND 70,000,000 for establishing an e-commerce trading floor without proper registration. Furthermore, pursuant to Decree No. 24/2025/ND-CP, the competent authorities may impose several remedial measures such as the revocation of the ‘.vn’ domain name or the removal of the mobile applications from app stores. The Company is currently in the process of registering meeyland.com as an E-commerce Trading Floor with the MOIT. There can be no assurance that such registration will be obtained in a timely manner or at all which would result in a material adverse effect on the Company’s ability to generate revenue through meeyland.com and/or meeykhach.net.

Meey Land lacks a Social Network License for its meeyreview.com platform, which may result in monetary penalties, revocation of the domain name, or compulsory cessation of the platform.

Meey Land operates a website at the domain meeyreview.com (“Meey Review”), which provides a platform for users to share and express their personal opinions on real estate projects. Under Decree No. 147/2024/ND-CP, agencies, organizations, and enterprises providing social network services in Vietnam are required to obtain a Social Network License. A social network is defined as an information system established on the basis of an online portal or an application on the internet, which provides services and tools enabling users to provide, exchange, interact, and share information with one another. As the features of Meey Review match this definition, Meey Land is required to obtain a Social Network License. Failure to obtain such a license may subject Meey Land to an administrative monetary penalty of up to VND 70,000,000 and revocation or being compelled to return the domain name. If competent authorities impose revoke or force Meey Land to return the domain name, the Company’s ability to generate revenue from Meey Review would be materially adversely effected.

The Ministry of Industry and Trade issued a public warning in January 2022 regarding suspected unlicensed multi-level marketing activities by Meey Land, which, although the administrative statute of limitations has expired, may adversely affect our reputation.

In late January 2022, the Ministry of Industry and Trade (MOIT) issued a public warning mentioning Meey Land within a list of entities suspected of engaging in unlicensed multi-level marketing (MLM) activities in the e-commerce sector. As of the date of this prospectus, Meey Land has not received any formal administrative sanction, notice of investigation, or criminal charges from the MOIT or any other competent authority regarding this matter. Under the Law on Handling of Administrative Violations of Vietnam, the statute of limitations for imposing administrative penalties on business activities is two (2) years, and such statute has expired with respect to this matter. Notwithstanding the expiration of the statute of limitations, there can be no assurance that the historical warning will not adversely affect our reputation or the perception of our business by investors, customers, or business partners.

Cybersecurity and Information Technology Risks

We endeavor to maintain a comprehensive data-privacy and information-security program designed to safeguard personal and transactional data across the Meey Group ecosystem. However, we cannot assure you that Meey Group will not experience data breaches which would cause reputational harm to our brand.

At Meey Group, they maintain a comprehensive data-privacy and information-security program designed to safeguard personal and transactional data across their ecosystem. Meey Group’s security program deploys administrative, technical, and organizational measures to prevent unauthorized access, disclosure, alteration, or loss of data. Meey Group collects, stores, and processes personal data in accordance with applicable regulations on personal-data protection, their internal privacy policies, and contractual arrangements with users and partners. Meey Group applies heightened standards for sensitive data, including data belonging to minors, with explicit consent requirements and verification procedures as mandated by law. Where data is transferred cross-border, Meey Group strives to ensure such transfers comply with applicable Vietnamese data localization and cross-border transfer requirements. However, we cannot ensure that Meey Group will not suffer a cybersecurity attack resulting in a data breach. If this were to happen, our reputation and brand names would suffer.

Meey Group is integrating artificial intelligence and machine learning into their products and services. This model could present unknown negative outcomes that would harm our products and services and result in loss of customers.

As part of our long-term digital transformation strategy, Meey Group places artificial intelligence (“AI”) and machine learning (“ML”) at the core of their technology development roadmap. They are developing AI and ML capabilities designed to leverage our proprietary real estate data assets, enhance operational efficiency, and deliver personalized, data-driven insights to users across our ecosystem. They are building machine learning models designed to predict the fair market value of real estate properties based on multiple attributes such as location, land area, legal status, property orientation, and surrounding amenities. These models are being designed to learn continuously from market data in order to detect pricing anomalies, analyze regional and historical price trends, and improve valuation accuracy over time. They are also developing AI-driven tools to assist property owners and agents in creating and publishing listings more efficiently, optimizing exposure to target audiences and improving engagement rates. Furthermore, they have begun implementing large language models (“LLMs”) to introduce natural-language interaction and intelligent knowledge retrieval capabilities across their platforms. However, there are known and unknown inherent risks associated with the implementation of AI and machine learning technology. If we fail to accurately identify such risks and proactively avoid their impact on our products and services and our offerings could be damaged or become useless.

Operational Risks

Our efforts and expenditures on research and development may not lead to increased revenues.

We invest significant resources in research and development to continuously advance Meey Group’s technology and improve the experience of users across their ecosystem. Meey Group’s R&D team covers a broad range of critical functions, including: market analysis and applied research; data science and AI development; system architecture and engineering; product design and UX; platform quality assurance; cloud and infrastructure engineering; mobile and web application development; and project and product management. Meey Group’s R&D efforts focus on innovation and long-term scalability. Meey Group aims to expand their AI capabilities, enhance our geospatial-mapping technologies, improve valuation and predictive-analytics models, and further integrate our platforms into a seamless, data-driven ecosystem. Such R&D results in significant expenses that may not be offset by increased revenue.

Meey Group’s efforts to manage operational risks may fail and result in a material adverse effect on our business.

We engage in systematic risk management The primary objective of our risk management function is to ensure Meey Group’s operations remain stable, sustainable, and resilient against potential adverse impacts. The risk management process is conducted on a periodic basis by Meey Group’s Internal Control and Compliance Department, in coordination with relevant functional units, to review the entire system, identify and assess potential risks, develop mitigation plans, and monitor remediation progress. We currently monitor the following categories of risks: operational risks, financial risks; technology risks; human resources risks; and, legal and regulatory risks. While our risk management framework is designed to be proactive, we may not be able to effectively when incidents occur. Any such incidents could harm our fundamental operations and result in a material adverse effect on our business.

We focus on quality control throughout our operational matrix. However, we cannot assure that our efforts to address quality control issues now or in the future will not fail which would result in a material adverse effect on our operations and products and services.

We have established a comprehensive quality control system focusing on key operational areas, including:

•        Software and Digital Product Quality Control:    Implemented from the earliest stages of development to ensure all deliverables meet technical specifications and customer expectations.

•        Internal Process and Project Quality Control:    Ensures operational consistency and efficiency across all business units and ongoing projects.

•        Supplier Quality Evaluation and Control:    Enforces a strict screening and due diligence process prior to contract execution to ensure that partners meet the Company’s quality, capability, and compliance standards.

Meey Group’s quality control operations are independently audited on an annual basis by external experts in accordance with ISO 9001 and ISO/IEC 27001 standards. Nevertheless, such quality control efforts could fail in the future which would have a negative impact on our operations and result in a material adverse effect on Meey Group’s products and services.

Risks Related to Intellectual Property Rights

Meey Group employs proprietary technology in their products and services. If a third-party were to uncover this technology and incorporate it into its offerings or otherwise misuse it, such an event would have material adverse effect on Meey Group’s products and services.

Meey Group’s platform is built on a proprietary, Vietnam-specific technology architecture designed to handle the unique characteristics of Vietnam’s real estate market — including fragmented land registries, informal brokerage networks, mixed-use urban density, and diverse transaction structures. Meey Group has developed proprietary, scalable technology platforms with features and functionality designed to deliver agents, developers, and property seekers a high-quality user experience. Their business is underpinned by constant technological innovation and investment. We invest continuously in artificial intelligence, machine learning, geospatial data infrastructure, cloud scalability, and mobile application development. Meey Group strives to maintain the secrecy of such proprietary technology. However, there can be no assurance that a third-party will not circumvent these protective measures and use Meey Group’s proprietary technology in their products or in other ways that would harm its use in our products and services. Such events would have a material adverse effect on Meey Group’s product and service offerings.

Our intellectual property is a fundamental and critical component of our business. We take measures to protect our intellectual property from being infringed or otherwise misused. However, we cannot assure you that these measures will prevent all cases of possible infringement and that we will not be forced to engage in litigation to secure our intellectual property which would take time and money and may not result in a successful legal outcome.

In order to protect our intellectual property rights, we have adopted various measures. In respect of employees, their employment agreements generally contain clauses which provide that all confidential information, trade secrets, know-how, business plans, software, and documentation are non-transferable and subject to confidentiality obligations. In relation to independent contractors which deal with our intellectual property, Meey Group contracts contain clauses which provide that all intellectual property rights in materials, code, or documents created by the contractor will belong to us. These contracts can be breached resulting in infringement and misuse of our intellectual property. We would need to pursue legal and equitable remedies to secure our intellectual property rights which would take time and monetary resources and may not result in successful outcomes.

Our ability to protect our intellectual property and proprietary technology is uncertain.

We rely primarily on patent, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements, to protect our proprietary technologies and intellectual property. As of this filing, Meey Group held a total of [•] issued patents in [Vietnam]. The patents expire between [•] and [•], subject to any patent extensions that may be available for such patents. The rights granted to Meey Group under such patents may not be meaningful or provide Meey Group with any commercial advantage. In addition, those rights could be opposed, contested or circumvented by their competitors, or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of Meey Group’s patents to adequately protect their technology might make it easier or cheaper for their competitors to offer the same or similar products or technologies. Even if Meey Group is successful in receiving patent protection for certain products and processes, their competitors may be able to design around these patents or develop products that provide outcomes which are comparable or superior to Meey Group’s without infringing on our intellectual property rights.

We rely on trademarks and trade names to distinguish Meey Group’s products from the products of their competitors. Third parties may challenge Meey Group’s use of the trademarks. In the event that these trademarks are successfully challenged, we could be forced to rebrand Meey Group’s products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We also rely on trade secrets, know-how and technology, which are not protectable by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements and intellectual property assignment agreements with our officers, employees, contractors and other service providers regarding our intellectual property and proprietary technology. In the event of unauthorized use or disclosure or other breaches of those agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, officers, employees, contractors and other service providers use intellectual property owned by others in their work for Meey Group, disputes may arise as to the rights in the related or resulting know-how and inventions. If any of our trade secrets, know-how or other technologies not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

If a competitor infringes upon one of our patents, trademarks or other intellectual property rights, enforcing those patents, trademarks and other rights may be costly, difficult and time consuming. Patent law relating to the scope of claims in the industry in which Meey Group operates is subject to rapid change and constant evolution and, consequently, patent positions in Meey Group’s industry can be uncertain. Even if successful, litigation to defend our patents and trademarks against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert our management’s attention from managing our business. Moreover, we may not have sufficient resources or desire to defend our patents or trademarks against challenges or to enforce our intellectual property rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may harm our business, financial condition and operating results.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely on our unpatented technology, trade secrets and know-how. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our officers, employees, contractors and other service providers and with parties with which we do business. These agreements may be breached, which breach may result in the misappropriation of such information, and we may not have adequate remedies for any such breach. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology.

Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. To the extent that our officers, employees, contractors, other service providers, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to our Financial Results

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of March 19, 2026, the Company had an accumulated deficit, and negative cash flows from operations. The Company expects to incur significant costs in pursuit of its initial public offering. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to address this uncertainty through its planned initial public offering. However, there is no assurance that the Company’s plans to raise capital or to consummate a public offering will be successful. If the Company is unable to raise sufficient financing, the Company will be required to reduce certain spendings or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, and cash flows.

We will need to generate significant sales to achieve profitable operations.

We intend to increase our operating expenses substantially in connection with the planned expansion of Meey Group’s business, establishment of their sales and marketing infrastructure, their ongoing research and development activities, and the commensurate development of our management and administrative functions, but there is no guarantee that we will succeed in these endeavors. Meey Group will need to generate significant sales to achieve profitability and might not be able to do so. Even if Meey Group does generate significant sales, we might not be able to achieve, sustain or increase profitability on a quarterly or annual basis in the future. If Meey Group’s sales grow more slowly than we expect, or if our operating expenses exceed our expectations, our business, financial condition and results of operations may be adversely affected.

If business growth falls short of expectations, we may need to obtain additional capital to fund our growth, operations, and obligations.

We may require additional capital to fund Meey Group’s growth, operations, and obligations if our growth plan falls short or takes more time than we anticipate. As Meey Group’s business has grown, they have managed periods of tight liquidity by accessing capital from our shareholders and their affiliates. Our capital requirements will depend on several factors, including:

•        Meey Group’s ability to enter into new agreements with customers or to extend the terms of their existing agreements with customers, and the terms of such agreements;

•        the success of Meey Group’s sales efforts;

•        our working capital requirements related to the costs of inventory and accounts receivable;

•        costs of recruiting and retaining qualified personnel;

•        expenditures and investments to implement our business strategy; and

•        the identification and successful completion of acquisitions.

We may seek additional funds through equity or debt offerings and/or borrowings under additional notes payable, lines of credit or other sources. We do not know whether additional financing will be available on commercially acceptable terms or at all, when needed. For example, increases in interest rates could negatively impact the costs of seeking additional funds through debt offerings and/or borrowings. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund Meey Group’s operations, support the growth of Meey Group’s business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially adversely affect our business, financial condition or results of operations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

Prior to this offering, there has been no public market for our Ordinary Shares. We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The initial public offering price for our Ordinary Shares in this offering was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the initial public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares.

We may not be able to satisfy the Nasdaq [Capital] Market’s listing requirements or maintain a listing of our Ordinary Shares on the Nasdaq [Capital] Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We have applied to list our Ordinary Shares on the Nasdaq [Capital] Market and the closing of this offering is conditioned upon the approval of Nasdaq of our listing. For approval of our application to list and in order to continue listing our Ordinary Shares on the Nasdaq [Capital] Market, we must maintain certain financial and Ordinary Share price levels and we may be unable to meet these requirements now or in the future. Even if our Ordinary Shares are initially listed, we cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq [Capital] Market in the future.

If Nasdaq delists our Ordinary Shares from trading on its exchange and we are not able to list our Ordinary Shares on another national securities exchange, we expect our Ordinary Shares could be quoted on an over-the-counter market. However, if we were to be delisted from Nasdaq, we could face significant material adverse consequences, including:

•        investors disposing of our Ordinary Shares;

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        reduced availability of information concerning the trading prices and volume of our Ordinary Shares;

•        fewer broker-dealers willing to execute trades in our Ordinary Shares;

•        a determination that our Ordinary Shares represent a “penny stock” which will require brokers trading in our Ordinary Shares adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional Ordinary Shares or obtain additional financing in the future.

We can provide no assurance that any action taken by us to restore compliance with listing requirements would be sufficient to maintain our listing or allow our Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of our Ordinary Shares, prevent our Ordinary Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If we were no longer listed on Nasdaq, our Ordinary Shares may no longer qualify as “covered securities” for the purposes of Section 18(b) of the Securities Act and Rule 146 thereunder. As such, our Ordinary Shares would be subject to regulations in each state in which we may offer our securities which would add additional complexity, time and expense to ensure compliance with the applicable state’s securities laws with respect to Ordinary Shares being purchased or sold in that state, which may have a material adverse effect on our business, financial condition and/or results of operations. An active, liquid trading market for our Ordinary Shares may not be maintained.

The price of our Ordinary Shares might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our Ordinary Shares may prevent you from being able to sell your Ordinary Shares at or above the price you paid for such securities. The trading price of our Ordinary Shares has been and may continue to be volatile and subject to wide price fluctuations in response to various factors, including:

•        the overall performance of the equity markets;

•        issuance of new or changed securities analysts’ reports or recommendations;

•        negative market perception of our performance as compared to our competitors;

•        additions or departures of key personnel;

•        sales of our Ordinary Shares or shares by us or our principal shareholders;

•        changes in law, litigation, regulatory and tax allegations, fines or proceedings that involve us or our subsidiaries;

•        general economic and geo-political conditions, both globally and in Vietnam;

•        ongoing or future occurrences of natural disasters, epidemics, or other catastrophic events, including acts of war;

•        changes in interest rates; and

•        availability of capital.

These and other factors might cause the market price of our Ordinary Shares to fluctuate substantially, which might limit or prevent investors from readily selling their Ordinary Shares and may otherwise negatively affect the liquidity of our Ordinary Shares. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Ordinary Shares could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. We may be involved in future litigation which may have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Even if our board of directors decides to declare and pay dividends (by way of a simple majority decision of our Directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Because our initial public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$[*] per Ordinary Shares, representing the difference between our as adjusted net tangible book value per Ordinary Shares of US$[*] as of __________________, 202__, after giving effect to the net proceeds to us from this offering, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and an assumed initial public offering price of US$[*] per Ordinary Shares (the midpoint of the price range set forth on the cover page of this prospectus). See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our Ordinary Shares. Immediately after this offering, we will have outstanding [*] Ordinary Shares based on the number of Ordinary Shares outstanding as of the date of this prospectus, assuming no exercise of the underwriters’ over-allotment option. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing shareholders. Of that amount, [*] Ordinary Shares are currently restricted as a result of securities laws and/or lock-up agreements but will be able to be sold after the closing of this offering, subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act. See “Ordinary Shares Eligible for Future Sale.”

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We intend to use the net proceeds of this offering as set out in “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value. Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the amount of cash used in our operations, which can be highly uncertain, subject to substantial risks and can often change. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

As a Cayman Islands exempted company, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq’s corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance listing standards.

As a Cayman Islands exempted company, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to Shareholders than they would enjoy if we complied fully with corporate governance listing requirements of Nasdaq. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely (i) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our board of directors be independent (although all of the members of the audit committee must be independent under the Exchange Act); (ii) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend and will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present; (iii) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and will follow home country practice that permits us not to solicit proxies; (iv) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than 33 1∕3% of the outstanding voting stock; (v) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5630 that the audit committee or another independent body of the board of directors review and oversee all related party transactions; and (vi) there will not be a necessity to comply with the requirements under Nasdaq Listing Rule 5635 relating to matters requiring shareholder approval to take the actions set out in Nasdaq Listing Rule 5635.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We will be subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of Nasdaq after we are successfully listed on the Nasdaq [Capital] Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We cannot assure you that we will not identify material weaknesses or significant deficiencies in the future. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation in the future.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

General Risks

Increased leverage could adversely impact our business, financial condition and results of operations.

We may incur additional debt to finance our operations or for future growth, including funding acquisitions. A high degree of leverage could have important consequences for us. For example, it could:

•        increase our vulnerability to adverse economic and industry conditions;

•        require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•        limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•        place us at a disadvantage compared to our competitors that are less leveraged; and

•        limit our flexibility in planning for, or reacting to, changes in our business and in our industry.

Our ability to make payments on and refinance any debt that we may incur will depend on our ability to generate cash in the future from operations, financing or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If we cannot service our future debt or repay or refinance our future debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, if we incur significant future indebtedness, our ability to withstand competitive pressures and to react to changes in energy industry could be impaired. The lenders or other investors who hold future debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur.

We are highly dependent on senior management and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of senior management and the ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, design, finance and support personnel. We believe that the depth of experience of Meey Group’s highly skilled personnel is instrumental to Meey Group’s continued success. The loss of any one or more members of senior management for any reason, including resignation or retirement, could impair our ability to execute our business strategy and adversely affect our business, financial condition and results of operations.

Competition for key personnel is intense, and the ability to attract and retain key personnel is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent, and we cannot assure you that we will be successful in attracting or retaining such personnel now or in the future. Any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. The inability to hire, develop and retain these key employees may adversely affect our business, financial condition, and results of operations.

We face uncertainty and adverse changes in the economy.

Adverse changes in the economy could negatively impact our business. Future economic distress may result in a decrease in demand for products, platform and services, which could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses, any of which could have a material adverse impact on our financial condition and operating results.

If the estimates and assumptions we have used to calculate the size of our addressable market opportunity are inaccurate, our future growth rate may be limited.

We have estimated the size of Meey Group’s addressable market opportunity based on internally generated data and assumptions. While we believe this market size information is generally reliable, such information is inherently imprecise, and relies on projections, assumptions and estimates within our target markets, which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus. If internally generated data proves to be inaccurate or we make errors in our projections, assumptions or estimates based on that data, including how current customer data and trends may apply to potential future customers and the number and type of potential customers, Meey Group’s addressable market opportunity or our future growth rate may be less than we currently estimate. In addition, these inaccuracies or errors may cause us to divert resources from more valuable alternative projects and harm our business.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable end customers or companies covered by our addressable target market opportunity estimates will purchase Meey Group’s products or platform at all or generate any particular level of revenue for us. Any expansion in Meey Group’s market depends on a number of factors, including the cost, performance and perceived value associated with their platform, products and services, and those of their competitors. Even if Meey Group’s addressable market meets our size estimates, our business could fail to grow at similar rates, if at all. Accordingly, the information regarding the size of our addressable market opportunity included in this prospectus should not be taken as indicative of our future growth.

If we fail to develop and maintain widespread positive awareness of the Meey Group brand, our business may suffer.

We believe that developing and maintaining widespread positive awareness of the Meey Group brand is critical to our growth and that the importance of our maintaining positive brand metrics will increase as competition in Meey Group’s markets increase. Successfully promoting and maintaining the Meey Group will depend on our ability to provide reliable products and solutions that meet the needs of their customers, the ability to successfully differentiate Meey Group’s products and solutions from those of their competitors, and the effectiveness of our marketing efforts. However, brand promotion activities may not generate the awareness or increased revenues we anticipate, and even if they do, any increase in revenues may not offset the significant expenses we incur in promoting the Meey Group brand.

If we fail to successfully promote and maintain positive awareness of the Meey Group brand, or we fail to expand positive awareness of Meey Group’s newer products, we may fail to attract or retain customers necessary to realize a sufficient return on such brand-building investments. We may experience reputational harm from, among other things, Meey Group’s introduction of new products, features, or services that do not meet customer expectations; use of new and evolving technologies, including AI; service outages or disruptions; issues with product quality or performance; personal injury or property damage; and data security breaches or compliance failures. Additionally, the performance of Meey Group’s partners may affect the Meey Group brand and reputation if customers do not have a positive experience with such partners’ solutions or services. Any unfavorable publicity or perception of Meey Group’s brand or applications, including any unfavorable customer experience, could negatively impact Meey Group’s ability to attract and retain customers and also make it more difficult to hire and retain employees.

Key business metrics and other estimates are subject to inherent challenges in measurement and to change as our business evolves, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics or any changes in metrics we disclose.

We regularly review key business metrics to evaluate growth trends, measure our performance, and make strategic decisions. These key business metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement at the time of reporting, there are inherent challenges in such measurements. If we fail to maintain effective processes and systems, our key business metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. We regularly review our processes for calculating these metrics, and from time to time we make adjustments to improve their accuracy. We generally will not update previously disclosed key business metrics for any such inaccuracies or adjustments that are immaterial.

We may change our key business metrics from time to time, which may be perceived negatively. Given the rapid evolution of our industry, we regularly evaluate whether our key business metrics remain meaningful indicators of the performance of our business. As a result of these evaluations, we may in the future make changes to our key business metrics, including eliminating or replacing existing metrics. Further, if investors or the media perceive any changes to our key business metrics disclosures negatively, our business could be adversely affected.

Our management has limited experience in operating a public company.

Our executive officers have limited or no experience in the management of a publicly traded company. As a public company, we are subject to significant regulatory oversight and reporting obligations under federal securities laws, and our executives’ limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. Additionally, we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors”, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•        our business and operating strategies and our various measures to implement such strategies;

•        our operations and business prospects, including development and capital expenditure plans for our existing business;

•        changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

•        our financial condition, results of operations and dividend policy;

•        changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

•        the regulatory environment and industry outlook in general;

•        catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

•        the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

•        the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

•        our ability to execute our strategies;

•        changes in the need for capital and the availability of financing and capital to fund those needs;

•        exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

•        changes in interest rates or rates of inflation; and

•        legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands.

All of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed [Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168] as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States of America or of any state of the United States of America.

Cayman Islands

Harney Westwood & Riegels, our legal counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state or other territory of the United States of America; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States of America or the securities laws of any state or other political subdivision or territory of the United States of America.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Singapore

There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties, or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our directors or executive officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States, or any state or territory of the United States is enforceable in Singapore.

Vietnam

Vietnam became a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “New York Convention”) on September 12, 1995. Upon accession, Vietnam made two reservations: (i) the New York Convention will be applied only to differences arising out of legal relationships which are considered as commercial under the laws of Vietnam (the “commercial reservation”); and (ii) the New York Convention will be applied only to the recognition and enforcement of arbitral awards made in the territory of another contracting state (the “reciprocity reservation”). Vietnam is also a party to approximately 18 bilateral treaties on mutual judicial assistance relating to the recognition and enforcement of foreign judgments and decisions; however, the United States is not a party to any such bilateral treaty with Vietnam. Foreign arbitral awards may be recognized and enforced in Vietnam under the New York Convention after being recognized by Vietnamese courts in accordance with the procedures set forth in the Civil Procedure Code 2015 (No. 92/2015/QH13) (the “CPC 2015”). Under Article 451.1 of the CPC 2015, an application for recognition and enforcement of a foreign arbitral award must be filed within three years from the date on which the award takes legal effect.

With respect to foreign court judgments, Article 423 of the CPC 2015 provides that a civil judgment or decision of a foreign court may be recognized and enforced in Vietnam only if (i) there is an international treaty or bilateral treaty to which both Vietnam and the country where the judgment was rendered are parties, or (ii) on the basis of the principle of reciprocity. As the United States and Vietnam are not parties to any bilateral treaty on mutual judicial assistance and there is no established precedent of reciprocal recognition between the two countries, it may be difficult or impossible to enforce in Vietnam any judgment rendered by a U.S. court.

Article 459 of the CPC 2015 sets out several grounds upon which Vietnamese courts may refuse the recognition and enforcement of foreign arbitral awards, which largely mirror the grounds for refusal under Article V of the New York Convention. However, the CPC 2015 uses the concept of “fundamental principles of Vietnamese law” in place of “public policy” as used in the New York Convention, which may be interpreted more broadly by Vietnamese courts. Decisions of Vietnamese courts on the recognition or non-recognition of foreign arbitral awards are subject to appeal and cassation review procedures under the CPC 2015.

Therefore, it may be difficult to enforce in Vietnam any judgment or arbitral award issued by a court or arbitral tribunal outside of Vietnam against us or our directors and officers who are citizens or residents of Vietnam.

USE OF PROCEEDS

We expect to receive approximately US$[*] (or US$[*] if the underwriters exercise their over-allotment option in full) of net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses of approximately US$[*] payable by us.

We currently intend to use proceeds from this offering for _________________.

We anticipate an approximate allocation of the use of net proceeds as follows:

Use of Net Proceeds	$*	%

Working Capital and General Purposes
Total

____________

*        Assuming the over-allotment option is not exercised.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $[*] million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by $[*] million, assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We have not determined the specific amounts we plan to spend on each of the areas listed above beyond the range of expenditure set out, or the specific timing of such expenditures. Our management will have broad discretion as to the application of the net proceeds from this offering [and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. However, we anticipate that the net proceeds of this offering will be sufficient to fund our proposed projects over the next 12 months. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, or certificates of deposit.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025:

•        on an actual basis; and

•        on a pro forma basis to reflect the Reorganization completed on May 5, 2026, including the issuance of 1 ordinary share on March 19, 2026 and 2,299,999 ordinary shares on 16 April, 2026.

•        on an as adjusted basis to reflect the issuance and sale of [*] Ordinary Shares in this offering at an assumed initial public offering price of US$[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2025
	Actual(1)	Pro Forma	Pro Forma As Adjusted
	$	$	$
Shareholders’ Equity:
Ordinary shares (par value $0.00001 each; 2,300,000,000 shares authorized, 2,300,000 shares issued, and outstanding on a pro forma basis; and [•] shares authorized and [•] issued, and outstanding on a pro forma as adjusted basis as of March 31, 2025)	—	23	[•]
Subscription receivable	—	(23)	[•]
Share capital/Additional paid-in capital	19,121,575	19,121,575	19,121,575
Accumulated deficit	(34,006,596)	(34,006,596)	(34,006,596)
Accumulated other comprehensive income	2,120,689	2,120,689	2,120,689
Total Shareholders’ Deficit	(12,764,332)	(12,764,332)	(12,764,332)
Non-controlling interests	(1,720,145)	(1,720,145)	(1,720,145)
Total Deficit	(14,484,477)	(14,484,477)	(14,484,477)
Borrowings from bank and third parties	319,916	319,916	319,916
Borrowings from related parties	19,504,414	19,504,414	19,504,414
Total Capitalization	5,339,853	5,339,853	5,339,853

____________

(1)      Meey Global Corp was incorporated in the Cayman Islands on March 19, 2026 under the Companies Act as an exempted company with limited liability. In preparation for our initial public offering, we completed a reorganization (the “Reorganization”) on May 5, 2026. Our primary operating entity is Meey Land Group Joint Stock Company, incorporated in Vietnam on August 15, 2019. Upon completion of the Reorganization, we are a holding company incorporated in the Cayman Islands and conduct our operations through Meey Land Group Joint Stock Company. Accordingly, the actual capitalization as of March 31, 2025 reflects the capitalization of Meey Land Group Joint Stock Company prior to the Reorganization.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$ [*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the as adjusted amount of total capitalization by approximately US$[*] million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of total capitalization by approximately US$[*] million, assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

DILUTION

Investors purchasing our Ordinary Shares in this offering will experience immediate and substantial dilution in the as adjusted net tangible book value per Ordinary Share. Dilution in as adjusted net tangible book value represents the difference between the initial public offering price of our Ordinary Shares and the as adjusted net tangible book value per Ordinary Share immediately after the offering.

The net tangible book value of Meey Land Group Joint Stock Company as of March 31, 2025 was negative $13,745,553, or negative $5.98 per Share (based on 2,300,000 ordinary shares issued and outstanding after reorganization). Historical net tangible book value per Ordinary Share represents our total tangible assets (total assets excluding other intangible assets, net) less total liabilities, divided by the number of outstanding Ordinary Shares. After giving effect to the sale of our Ordinary Shares in this offering at an assumed initial public offering price of US$[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting US$[*] in underwriting discounts and commissions and estimated offering expenses paid or payable by us of approximately US$[*], the as adjusted net tangible book value as of March 31, 2025 would have been approximately US$[*] or US$[*] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value of US$[*] per Ordinary Share to our existing shareholders and an immediate dilution of US$[*] to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per share basis to new investors at the assumed public offering price per Ordinary Share of US$[*]:

Assumed initial public offering price per Ordinary Share		$
Historical net tangible book value per Ordinary Share as of March 31, 2025	$
Increase in as adjusted net tangible book value attributable to the investors in this offering	$
As adjusted net tangible book value after giving effect to this offering	$
Dilution per share to new investors participating in this offering		$

A US$1.0 increase (decrease) in the assumed initial public offering price of US$[*] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value by US$[*] and increase (decrease) dilution to new investors by US$[*] per Ordinary Share, in each case assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Ordinary Shares in this offering, the as adjusted net tangible book value after the offering would be US$[*], the increase in net tangible book value to existing shareholders would be US$[*] per Ordinary Share, and the dilution to new investors would be US$[*] per Ordinary Share, in each case assuming an initial public offering price of US$[*] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on an as adjusted basis as of __________________, 2025, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100.00%		$100.00%	$

The number of Ordinary Shares to be outstanding upon completion of this offering is based on [*] ordinary shares outstanding as of [*], 2026. The table below assumes the underwriters exercise their over-allotment option in full:

	Ordinary Shares or Ordinary Shares Purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100.00%		$100.00%	$

The number of Ordinary Shares to be outstanding upon completion of this offering is based on [*] Ordinary Shares outstanding as of [*], 2026. The as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

DIVIDENDS AND DIVIDEND POLICY

We may not pay dividends on our Ordinary Shares for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business.

Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

In the event that we decide to pay dividends in the future, subject to the Companies Act and our post-offering memorandum and articles of association, our Company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our post-offering memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend upon the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares. When making recommendations on the timing, amount, and form of future dividends, if any, our board of directors will consider, among other things:

•        our results of operations and cash flow;

•        our expected financial performance and working capital needs;

•        our future prospects;

•        our capital expenditures and other investment plans;

•        other investment and growth plans;

•        dividend yields of comparable companies globally;

•        restrictions on the payment of dividends that may be imposed on us by our financing arrangements; and

•        the general economic and business conditions and other factors deemed relevant by our board of directors and statutory restrictions on the payment of dividends.

Under the Vietnamese Enterprises Law 2020, a non-public joint stock company may only distribute dividends to its ordinary shareholders from its after-tax profits after setting aside mandatory reserve funds as prescribed by Vietnamese law and the company’s charter, and after making up for any accumulated losses from previous years. In addition, a company is only entitled to pay such dividends if it is still able to pay all due debts and other property obligations after such distribution.

Under Circular No. 186/2010/TT-BTC and applicable foreign exchange regulations, foreign-invested enterprises in Vietnam are permitted to remit profits overseas in foreign currencies through a licensed bank in Vietnam, provided that the enterprise has (i) fulfilled all tax obligations to the Vietnamese government, (ii) no remaining accumulated losses, and (iii) submitted duly audited financial statements and completed corporate income tax finalization. The foreign investor or the enterprise must also notify the tax authority prior to remitting profits abroad.

Under current Vietnamese tax law, dividends paid to foreign corporate shareholders are not subject to withholding tax, as dividend income has already been subject to corporate income tax at the enterprise level. However, dividends paid to individual shareholders (including non-resident individuals) are subject to personal income tax withheld at source at a rate of 5%, subject to any applicable double tax treaties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes of Meey Land Group Joint Stock Company that appear in this prospectus. In addition to historical consolidated financial information of Meey Land Group Joint Stock Company, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the years ended May 31, 2025 and 2024 are derived from our audited consolidated financial statements of Meey Land Group Joint Stock Company included elsewhere in this prospectus. Our financial statements of Meey Land Group Joint Stock Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

Meey Land Group Joint Stock Company is a Vietnam-based real estate technology company that operates a vertically integrated digital ecosystem connecting property buyers, sellers, investors, developers, agents, and financial service providers across the full real estate lifecycle. Our platform suite encompasses MeeyLand.com (a verified property listing and discovery portal), Meey Map (an online zoning and real estate planning information platform), Meey Value (an AI-powered property valuation tool), Meey Ads (a digital advertising platform serving real estate customers), Meey Finance (a fintech subsidiary providing real estate-secured loans), Meey CRM (a property management tool for agents), Meey Share (a real estate information social network). Meey Land Group Joint Stock Company was established on August 15, 2019 and incorporated and headquartered in Hanoi City, Vietnam.

On September 5, 2024, we acquired an 84.5% equity interest in Meey Finance Technology Joint Stock Company (“Meey Finance”) from Mr. Hoang Mai Chung, our controlling shareholder and Chairman of the Board of Directors.

For the years ended March 31, 2025 and 2024, Meey Land Group Joint Stock Company’s total revenues were approximately $0.7 million and $0.2 million, respectively. For the years ended March 31, 2025 and 2024, Meey Land Group Joint Stock Company’s net loss amounted to approximately $6.7 million and $7.5 million, respectively.

Key Factors that Affect Operating Results

Our business and results of operations are affected by a number of general factors that impact the real estate technology and financial services industries, including overall economic growth, real estate transaction activity, capital availability, and the regulatory environment. They are also influenced by industry-specific dynamics such as the level of digital adoption among real estate participants, data transparency, and the pace of technological innovation. Unfavorable changes in any of these factors could reduce demand for our platform and services and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our operating performance is more directly affected by the following company-specific factors:

Our investments in technology and data infrastructure

Our business success depends on our ability to continuously develop and enhance our technology platform, including artificial intelligence, machine learning models, and geospatial data infrastructure. Our integrated ecosystem — including Meey Land, Meey Map, and Meey Value — relies on ongoing innovation to improve data accuracy, expand functionality, and deliver differentiated user value.

We have historically made significant investments in research and development, which represent a substantial portion of our operating expenses. For the fiscal years ended March 31, 2025 and 2024, research and development expense totaled $4,585 thousand and $4,574 thousand, respectively, representing approximately 633% and 1,930% of total revenue in those periods — reflecting our early-stage investment posture. These expenses are presented within our research and development expenses line item in our consolidated statements of operations. These investments are critical to maintaining our competitive position; however, they require time to commercialize and may not generate immediate revenue. Our future growth depends on our ability to successfully translate these technology investments into scalable, revenue-generating products.

Our ability to increase platform adoption and monetize our ecosystem

Our results of operations depend significantly on our ability to grow our user base, increase platform engagement, and monetize our ecosystem through diversified revenue streams, including technical services, search plan subscription service, advertising agency services, and financial services. For the fiscal year ended March 31, 2025, our platform services (search plan subscription service) generated $59 thousand in revenue, while financial services revenue from Meey Finance’s lending activities constituted the majority of our total revenue of $427 thousand.

The level of revenue generated depends on several factors, including market penetration, product functionality, customer adoption, and the ability of our users — including brokers, developers, and financial institutions — to generate economic value from our platform. Our ongoing transition toward third-party, arms-length customer relationships is expected to strengthen revenue quality; however, our ability to achieve sustainable growth depends on continued user acquisition and retention in a competitive market environment.

Our ability to execute effective marketing and attract customers

Our results of operations depend significantly on our ability to execute effective marketing strategies and attract customers within the Vietnamese real estate market. Demand for our platform and services directly affects user activity, transaction volume, and revenue growth.

Our customer acquisition efforts depend on multiple factors, including the effectiveness of our marketing channels, brand recognition, and the perceived value and reliability of our platform in a market historically characterized by fragmented and inconsistent property information.

We continuously evaluate and optimize our marketing strategies and expenditures to improve conversion efficiency and customer acquisition costs. For the fiscal years ended March 31, 2025 and 2024, we incurred $1,009 thousand and $1,074 thousand, respectively, in sales and marketing expenses. If we are unable to effectively promote our platform, differentiate our offerings from competitors, or maintain efficient customer acquisition, our growth and results of operations could be materially adversely affected.

Key Components of Results of Operations

Revenue

We currently recognize revenue from below four sources:

•        Technical services.    Fixed-price software installation, integration, testing, and training projects. All performance obligations are typically completed on the same day; revenue is recognized at a point in time upon service delivery and customer acceptance, with no right of refund thereafter.

•        Search plan subscriptions.    12-month premium functions including providing users with 50 times of daily searches on Meey Map’s planning and zoning database, Meey Land’s real estate database, or providing a larger maximum group size in Meey CRM. Because we deliver continuous access throughout the subscription term, revenue is recognized on a straight-line basis over the subscription period.

•        Advertising agency services.    Placement of real estate advertisements on third-party publishing platforms. We do not take control of advertising inventory at any point, and have therefore assessed that we act as an agent; revenue is recognized on a net basis (billings less media cost) at the point publishers deliver the advertisements.

•        Financing income from financing arrangements.    Financing income earned by Meey Finance on arranging real estate-secured financing arrangements, recognized under the effective interest method over the life of each financing arrangement.

Operating Costs and Expenses

Our operating costs and expenses primarily consist of funding costs, selling and marketing expenses, general and administrative expenses, research and development expenses, other income, and interest income.

•        Funding costs.    Funding costs primarily consist of costs related to obtaining financings from third party investors for the Company’s financing solution business.

•        Sales and marketing expenses.    Selling and marketing expenses include expenses directly attributable to marketing, sales, and customer acquisition and support activities. These expenses primarily consist of salaries and benefits for sales and marketing personnel, advertising and promotional costs, third-party commissions, depreciation of assets used in selling activities, and outsourced sales-related services. We direct these resources toward acquiring new platform software customers and growing our subscriber base.

•        General and administrative expenses.    General and administrative expenses consist of expenses related to the overall management and administration of the Company. These expenses primarily include salaries and employee benefits for administrative and executive personnel, office-related costs, taxes and regulatory fees, depreciation of administrative assets, and professional services such as legal and audit.

•        Research and development expenses.    Research and development expenses consist primarily of staff costs for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for the businesses of the Group, such as the development of the applications, operating systems, software, databases and networks.

Other income, net.

Other income, net primarily consists of gains and losses on asset disposals, gains or losses on satisfaction of financing receivables, gains or losses on sales of properties held for sale, and other non-operating items.

Interest income, net.

The interest income, net primarily consists of interest income earned from deposits in the bank as well as the loans lent to third party companies outside of our financing arrangement business, and interest expense on bank borrowings and financial service charges.

Provision for income taxes.

Enterprise income tax in Vietnam has a standard rate of 20%. We did not record a provision for income taxes, as we did not generate assessable profits under applicable tax regulations.

Results of Operations

The following tables and discussion present our consolidated results of operations of Meey Land Group Joint Stock Company for the fiscal years ended March 31, 2025 and March 31, 2024. This information should be read together with our consolidated financial statements and related notes of Meey Land Group Joint Stock Company included elsewhere in this report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the years Ended March 31,		Change	% Change
	2025	2024
REVENUES:
Technical services	$215,864	$110,039	$105,825	96.2%
Search plan subscription service	59,528	41,700	17,828	42.8%
Advertising agency services	22,225	85,183	(62,958)	(73.9)%
Financing income	426,907	—	426,907	N/A
Total Revenues	724,524	236,922	487,602	205.8%

OPERATING COSTS AND EXPENSES:
Funding cost	258,123	—	258,123	N/A
Selling and marketing expenses	1,008,646	1,074,020	(65,374)	(6.1)%
General and administrative expenses	1,673,667	2,074,221	(400,554)	(19.3)%
Research and development expenses	4,584,934	4,573,610	11,324	0.2%
Total operating costs and expenses	7,525,370	7,721,851	(196,481)	(2.5)%
Loss from operations	(6,800,846)	(7,484,929)	684,083	(9.1)%

Other income, net	76,236	3,784	72,452	1914.7%
Interest income, net	25,196	10,191	15,005	147.2%
Total other income, net	101,432	13,975	87,457	625.8%

Loss before income taxes	(6,699,414)	(7,470,954)	771,540	(10.3)%
Income tax expense	—	—	—	—%
Net loss	$(6,699,414)	$(7,470,954)	$771,540	(10.3)%

Revenue

Total consolidated revenue increased $488 thousand, or 205.8%, from $237 thousand in fiscal year 2024 to $725 thousand in fiscal year 2025. This growth was broad-based across all categories other than advertising services, which reflects both the deepening of our core platform business and the first full-period contribution of Meey Finance’s operation in the financing arrangement business.

The primary driver of revenue growth was from our Property technology solution segment, specifically our financing arrangement services. We started financing arrangement services at the end of fiscal year 2024 with revenue earning starting from fiscal year 2025. We view this growth as an early indicator of the commercial potential of our financing arrangement platform, and we expect financing income contribution to expand as financing arrangement volume scales.

Our search plan subscription service revenue increased $18 thousand, or 42.8%. The increase was primarily due to the increasing user base of our mobile apps, including Meey Map, Meey CRM and Meey Land, which we offered in-app purchase of search subscription function. Our accumulated number of users increased from less than 200,000 as of March 31, 2024 to over 260,000 as of March 31, 2025.

We have limited transactions of technical services and advertising agency services during the years ended March 31, 2025 and 2024. The increase in technical service during the year ended March 31, 2025 compared with that of 2024 was mainly due to the larger contract price for the technical project that we completed during the fiscal year 2025. The decrease in advertising agency service during the year ended March 31, 2025 compared with that of 2024 was mainly due to fewer advertising agency services provided, consistent with our deliberate strategic shift away from lower-margin agency advertising business and toward higher-value subscription services and financing arrangement services.

Operating Costs and Expenses

	For the Years Ended March 31,
	2025	2024	Change	% Change
OPERATING COSTS AND EXPENSES:
Funding cost	$258,123	$—	$258,123	N/A
Selling and marketing expenses	1,008,646	1,074,020	(65,374)	(6.1)%
General and administrative expenses	1,673,667	2,074,221	(400,554)	(19.3)%
Research and development (“R&D”) expenses	4,584,934	4,573,610	11,324	0.2%
Total operating costs and expenses	$7,525,370	$7,721,851	$(196,481)	(2.5)%

Our operating costs and expenses consist of funding costs, selling and marketing expenses, general and administrative expenses and R&D expenses. Total operating costs and expenses decreased by approximately $0.2 million, or 2.5%, from approximately $7.7 million for the year ended March 31, 2024 to approximately $7.5 million for the year ended March 31, 2025. The decrease in our operating costs and expenses was primarily due to the decrease in general and administrative expenses, partially offset by increase in R&D expenses and funding costs. Funding costs primarily consist of costs related to obtaining financings from third party investors for the Company’s financing solution business. The increase in funding costs was mainly because we started financing arrangement services at the end of fiscal year 2024 with revenue earning starting from fiscal year 2025 and funding costs incurred since fiscal year 2025.

Selling and marketing expenses primarily consist of salaries and benefits for sales and marketing personnel, advertising and promotional costs. Selling and marketing expenses decreased by $65 thousand, or 6.1%, primarily due to the expense control strategy implemented by us during fiscal year 2025 that we terminated some full-time employees and replaced with part-time employees to reduce staff costs of selling and marketing department.

General and administrative expenses primarily include salaries and employee benefits for administrative and executive personnel, office-related costs, and lease expenses. General and administrative expenses decreased by $401 thousand, or 19.3%, primarily because we terminated some full-time employees and replaced with part-time employees, leading to a decrease in both staff numbers and average salaries for administrative department. The decrease was also from office expenses due to expense control strategy to reduce unnecessary purchase of office supplies.

Research and development expenses consist primarily of staff costs for research and development personnel and platform and server expenses incurred for the development of our new technologies and applications. Our R&D expenses remained relatively stable in both years ended March 31, 2025, primarily reflecting our consistent and continued investment in R&D development, including AI capabilities, expansion of Meey Map and Meey Land’s planning data infrastructure, and Meey Finance’s lending technology to support financing arrangement services.

Other income, net

Other income, net primarily consists of gain on satisfaction of financing receivables and gain on sales of properties held for sale. Other income, net increased $72 thousand, or 1914.7% during fiscal year 2025 compared with that of 2024, primarily due to the increase in gain on satisfaction of financing receivables as we started the financing arrangement business at the end of fiscal year 2024, which no such gains generated during fiscal year 2024.

Interest income, net

The interest income, net primarily consists of interest income earned from deposits in the bank as well as the loans lent to third party companies outside of our financing arrangement business, and interest expense on bank borrowings and financial service charges. The slight increase in interest income during fiscal year 2025 compared with that of 2024 was mainly due to the interest income generated from a loan lent to a third party with interest rate at 10% per annum.

Net Loss

As a result of factors discussed above, our net loss was approximately $6.7 million for the year ended March 31, 2025 as compared to net loss of approximately $7.5 million for the year ended March 31, 2024.

Liquidity and Capital Resources

Substantially all our operations are conducted in Vietnam and all our revenue, expenses, and cash are denominated in VND. VND is subject to the exchange control regulation in Vietnam, and, as a result, we may have difficulty distributing any dividends outside of Vietnam due to exchange control regulations that restrict our ability to convert VND into U.S. dollars. As of March 31, 2025 and 2024, cash, cash equivalents and restricted cash of approximately $0.7 million and $1.8 million were fully held by our subsidiaries in Vietnam, respectively.

Our primary source of liquidity has historically been borrowings from our principal shareholders. We have not generated positive operating cash flows in either of the two fiscal years presented. Therefore, our liquidity and capital management strategy focuses on maintaining adequate financial flexibility to support ongoing operations, fund strategic initiatives, and meet obligations as they come due. The primary objectives of our capital management are to preserve our ability to continue as a going concern, provide value to stakeholders, and generate sustainable returns to shareholders by aligning our capital structure with our risk profile. The Company is not subject to any externally imposed capital requirements.

We reported a net loss of $6.7 million for the year ended March 31, 2025. As of March 31, 2025, we have accumulated loss amounted to $34 million, and our current liabilities exceeded our current assets by $16.1 million. These conditions raise substantial doubt about our ability to continue as a going concern within one year after the financial statements are issued.

In order to alleviate the pressure on liquidity, the Group is actively engaged with existing stakeholders to secure additional equity and debt financing. The Group’s major shareholders have confirmed their commitment to provide financial support as needed, including short-term funding and capital injections, to ensure the Group’s operational stability and long-term growth. Management is implementing targeted measures to enhance working capital efficiency, including accelerating receivables collection and improving turnover of properties held for sale. In addition, historically, our principal shareholders have waived substantial amounts of shareholder loans due to them to support our ordinary operations and liquidity. Our principal shareholders have also confirmed their intention to waive additional shareholder loans due to them on an as needed basis.

Based on our current operating plan, including anticipated proceeds from this offering and the continued availability of financing from our principal shareholders, we believe that we will have sufficient liquidity to meet our obligations for at least 12 months from the date of this prospectus. However, this belief is subject to our successful completion of this offering, execution of our operating plan, and continued availability of shareholder financing. As of the date of this prospectus, substantial doubt about the Company’s ability to continue as a going concern has not been eliminated, despite management’s mitigation plans. Accordingly, the consolidated financial statements included in this prospectus have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2025	2024
Net cash used in operating activities	$(7,283,291)	$(7,845,312)
Net cash used in investing activities	(3,236,533)	(278,523)
Net cash provided by financing activities	9,860,011	10,008,899
Effect of exchange rate change on cash	(367,686)	(265,863)
Net (decrease) increase in cash	$(1,027,499)	$1,619,201

Operating Activities

Net cash used in operating activities was approximately $7.3 million for the year ended March 31, 2025, which mainly consisted of approximately $6.7 million of net loss, adjustment of approximately $0.7 million in non-cash items including approximately $0.3 million depreciation expenses and approximately $0.5 million amortization of operating lease right-of-use assets, offset by approximately $0.1 million gain on satisfaction of financing receivables, and changes in working capital, which primarily comprised of an increase in due from a related party of approximately $0.9 million, a decrease in lease liabilities of approximately $0.4 million and a decrease in accrued employee expenses of approximately $0.1 million, partially offset by a decrease in prepaid expenses and other current assets of approximately $0.2 million.

Net cash used in operating activities was approximately $7.8 million for the year ended March 31, 2024, which mainly consisted of approximately $7.5 million of net loss, adjustment of approximately $0.8 million in non-cash items including approximately $0.3 million depreciation expenses and approximately $0.4 million amortization of operating lease right-of-use assets, and changes in working capital, which primarily comprised of an increase in prepaid expenses and other current assets of approximately $0.9 million, a decrease in lease liabilities of approximately $0.4 million, partially offset by a decrease in contract liability of approximately $0.2 million.

Investing Activities

Net cash used in investing activities was approximately $3.2 million for the year ended March 31, 2025, mainly consisting of payments made for providing financing arrangement business of approximately $4.9 million, partially offset by collection of repayment from financing arrangements of approximately $1.7 million.

Net cash used in investing activities was approximately $0.3 million for the year ended March 31, 2024, mainly consisting of purchases of property and equipment of approximately $88 thousand and payments made for providing financing arrangement business of approximately $198 thousand.

Financing Activities

Net cash provided by financing activities was approximately $9.9 million for the year ended March 31, 2025, which consisted of proceeds from borrowings from related parties of approximately $8.3 million, proceeds from investors of financing arrangements of approximately $24.0 million and advances from proceeds of borrowings from bank and third parties of approximately $0.7 million, partially offset by repayments of borrowings from related parties of approximately $1.9 million, repayments to Investors of financing arrangements of approximately $20.7 million, and repayments of borrowings from bank and third parties of approximately $0.6 million.

Net cash provided by financing activities was approximately $10.0 million for the year ended March 31, 2024, which primarily consisted of proceeds of borrowings from related parties of approximately $8.3 million, proceeds from shareholder contribution of approximately $1.2 million, and proceeds from investors of financing arrangements of approximately $0.5 million.

Capital Expenditures

Our capital expenditures were approximately $55 thousand and $88 thousand for the years ended March 31, 2025 and 2024, respectively. Our capital expenditures were mainly used for purchases of equipment. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

Our commitments and contingencies include borrowings from bank, third parties, and related parties. We have also entered into non-cancellable operating leases agreements for our offices.

As of March 31, 2025, our contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases obligations	$1,212,899	$364,092	$730,131	$118,676	$—
Borrowings – banks	38,397	10,239	20,478	7,680	—
Borrowings – third parties	281,519	281,519	—	—	—
Borrowings – related parties	19,504,414	19,504,414	—	—	—
Total	$21,037,229	$20,160,264	$750,609	$126,356	$—

Based on the current operating plan, completed and planned financing activities, including this offering, and the continued financial support from our principal shareholders, we believe the Company will have sufficient working capital and other financial resources to fund operations and meet its financial obligations for at least twelve months from the date of this prospectus. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue additional debt or equity securities or obtain a credit facility.

Disposal of Meey Finance

On March 20, 2026, Meey Land transferred its entire 84.5% equity interest in Meey Finance Technology Joint Stock Company (“Meey Finance”) to an entity under common control of Mr. Hoang Mai Chung.

Meey Finance primarily operated the Group’s property technology solution business line. The disposal was undertaken in connection with the Group’s strategic shift to focus more on its digital solution business.

Following completion of the disposal, Meey Finance ceased to be part of the Company. As a result, the Company expects that its future revenue composition, operational focus and financial results may differ from the historical consolidated financial information included in this prospectus. The Group has prepared the unaudited pro forma condensed consolidated financial information below to illustrate the effect of the disposal and deconsolidation of Meey Finance as if the transaction had occurred at the beginning of the periods presented.

	March 31 2025	March 31 2024
	Unaudited	Unaudited
Assets
Current assets
Cash and cash equivalents	166,686	1,338,486
Restricted cash	7,820	8,056
Accounts receivable	190,651	208,449
Prepaid expenses and other current assets	2,390,543	2,740,774
Due from a related party	853,141	—
Current assets of discontinued operations	5,118,663	1,727,225
Total current assets	8,727,504	6,022,990

Non-current assets
Property and equipment, net	971,480	1,277,076
Operating lease right-of-use assets	981,221	1,344,542
Other long-term assets	368,660	133,230
Total assets	11,048,865	8,777,838

Liabilities
Current liabilities
Accounts payable	19,658	47,141
Accrued employee expenses	326,406	432,871
Contract liability	206,162	184,721
Taxes payable	362,946	392,572
Operating lease liabilities – current	353,123	430,351
Short-term borrowings	10,240	15,836
Short-term borrowings – related parties	19,094,257	7,517,839
Other current liabilities	525	—
Current liabilities of discontinued operations	4,442,804	732,189
Total current liabilities	24,816,121	9,753,520

Non-current liabilities
Operating lease liabilities – non-current	689,063	977,513
Long-term borrowings	28,158	39,558
Long-term borrowings – related parties	—	23,215,176
Total liabilities	25,533,342	33,985,767

	March 31 2025	March 31 2024
	Unaudited	Unaudited
Commitments and Contingencies (Note 13)

Shareholders’ Deficit
Share capital	19,121,575	2,308,674
Accumulated other comprehensive income	2,120,689	1,605,268
Accumulated deficit	(34,006,596)	(28,345,591)
Total deficit attributable to the Company’s shareholders	(12,764,332)	(24,431,649)
Non-controlling interests	(1,720,145)	(776,280)
Total deficit	(14,484,477)	(25,207,929)
Total liabilities and shareholders’ deficit	11,048,865	8,777,838
	For the years ended March 31,
	2025	2024
	Unaudited	Unaudited
Revenues
Technical services	215,864	110,039
Search plan subscription service	59,528	41,700
Advertising agency services	22,225	85,183
Total revenues	297,617	236,922

Operating costs and expenses
Sales and marketing expenses	771,171	1,072,801
General and administrative expenses	1,447,081	2,041,851
Research and development expenses	3,773,022	4,379,968
Total operating costs and expenses	5,991,274	7,494,620

Loss from operations	(5,693,657)	(7,257,698)

Other income
Other income (expense), net	(234,322)	3,752
Interest income, net	25,196	10,191
Total other income (expense), net	(209,126)	13,943

Loss before income taxes	(5,902,783)	(7,243,755)
Income tax expense	—	—
Net loss from continuing operations	(5,902,783)	(7,243,755)

Discontinued operations:
Loss from discontinued operations, net of taxes	(796,631)	(227,199)

Net loss	(6,699,414)	(7,470,954)

Net loss from continuing operations	(5,902,783)	(7,243,755)
Less: Net loss attributable to noncontrolling interests from continuing operations	1,038,409	1,157,998
Net loss from continuing operations attributable to the Company’s shareholders	(4,864,374)	(6,085,757)

Net loss from discontinued operations	(796,631)	(227,199)
Less: net loss attributable to non-controlling interests from discontinued operations	—	—
Net loss from discontinued operations attributable to the Company’s shareholders	(796,631)	(227,199)

Net loss attributable to the Company’s shareholder	(5,661,005)	(6,312,956)

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended March 31, 2025 and 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Trend Information

Other than as described elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Internal Control over Financial Reporting

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of our combined and consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of March 31, 2025. The material weaknesses identified are relate to (i) the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (ii) the lack of formal internal control policies and independent supervision function to establish formal risk assessment process and internal control framework.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal controls over financial reporting. Had we performed a formal assessment of our internal controls over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.

To remediate our identified material weaknesses, we plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function and to set up a financial and system control framework; (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements, (iii) formulating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (iv) establishing assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. We will continue to take additional measures to remediate the material weaknesses, including appointing independent directors, establishing an audit committee, and strengthening corporate governance, which will be completed at the time of effectiveness of our registration statement for our initial public offering. However, the implementation of these measures may not fully address these material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these material weaknesses or failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of operating expense as a percentage of sales revenue if the revenues do not increase.

Foreign Currency Risk

Our functional currency is the Vietnamese Dong (“VND”) and our reporting currency is the U.S. dollar. Substantially all of our revenues, costs, assets, and liabilities are denominated in VND. Translation differences between the VND and USD are recognized in accumulated other comprehensive income. A hypothetical 10% depreciation in the VND against the USD would reduce our reported total assets by approximately $1 million. We do not currently use derivative financial instruments to hedge our currency exposure, and we intend to evaluate the implementation of a hedging policy following this offering as our U.S. dollar obligations increase.

Interest Rate Risk

Approximately 99.8% of our total borrowings ($19,786 thousand) consist of related-party and third-party obligations bearing fixed total repayment amounts at maturity with no explicit stated periodic interest rate. These obligations do not expose us to floating interest rate risk. Our remaining bank borrowings of $38 thousand bear market rates of interest but represent an immaterial portion of our debt. Following this offering and the anticipated retirement of related-party obligations, we may access market-rate credit facilities at floating rates, at which point we will become subject to interest rate sensitivity. We will assess and implement an interest rate risk management policy in connection with any post-offering refinancing.

Credit Risk

We are exposed to credit risk through accounts receivable, a short-term loan advance within prepaid assets, and financing receivables. All of our Meey Finance’s outstanding financing receivables are secured by Vietnamese real estate; a sustained deterioration in property values would impair the value of this collateral and could require additional loss provisions. We manage credit risk through our CECL methodology, active monitoring and collection processes, real estate collateralization of the Meey Finance financing receivable portfolio, and an active disposition program for properties held for sale. As of March 31, 2025, cash, cash equivalents, and restricted cash totaling $0.7 million is held with large regulated financial institutions in Vietnam.

Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. No critical accounting estimate was identified in the preparation of our financial statements.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 — “Summary of principal accounting policies — Recently issued accounting pronouncements” of our financial statements included elsewhere in this registration statement.

CORPORATE HISTORY AND STRUCTURE

Overview

We are holding company that through its operations is a property technology, or “PropTech,” group that designs, develops and operates digital platforms and technology solutions for the real estate sector. We conduct our operations principally in Vietnam through Meey Land Group Joint Stock Company (“Meey Land”, “they”, “their”, “them” and “Meey Group”) and its subsidiaries. Unless the context otherwise requires, references in this prospectus to the “we,” “us” and “our” mean Meey Global Corp and its consolidated subsidiaries.

Meey Global Corp, the issuer of the securities offered in this prospectus, is an exempted company incorporated with limited liability in the Cayman Islands. Meey Global Corp is a holding company that does not conduct any active operations and has no material assets other than its 100% equity interest in Meey Holding Singapore Pte. Ltd. We conduct substantially all of our business operations through our operating subsidiaries in Vietnam.

Corporate History

Meey Land was incorporated as a joint stock company under the laws of Vietnam on August 15, 2019, with their head office in Hanoi, Vietnam. In 2020, Meey Land registered as a public company with the State Securities Commission of Vietnam (the “SSC”). By official letter dated January 3, 2025, the SSC confirmed the deregistration of Meey Land as a public company, with effect from November 29, 2024. As of the date of this prospectus, Meey Land is a non-public joint stock company.

On October 18, 2023, Meey Finance Technology Joint Stock Company (“Meey Finance”) was incorporated as a joint stock company under the laws of Vietnam, with its head office in Hanoi, Vietnam. Historically, Meey Finance operated a digital financial platform focusing on real estate-related financial products through two primary operational models:

•        Co-Investment Model (Principal Model): Meey Finance acted as a principal by acquiring real estate assets with concurrent repurchase options. To fund these acquisitions, it mobilized capital from individual investors through Business Cooperation Contracts (BCCs), managing the funds and distributing returns upon the sellers’ exercise of their repurchase options.

•        Real Estate Transaction Advisory & Support (Intermediary Model): Meey Finance functioned as an intermediary facilitator. It provided transaction structuring, brokerage, consultancy, and payment mandate services to facilitate direct real estate transfers and repurchase agreements between property owners and investors. The operational execution of both models relied on a structured fund-movement system, utilizing specialized collection-payment accounts integrated with major Vietnamese commercial banks.

In March 2026, as part of our strategic refocusing to streamline core operations, Meey Land transferred its entire 84.5% equity interest in Meey Finance to an affiliated entity named Meey Homes Real Estate Technology Joint Stock Company, an entity partially owned by our Chairman, Mr. Hoang Mai Chung. Following completion of this transfer, Meey Finance ceased to be a part of our Group, and we no longer engage in or derive revenue from any of its historical business activities.

On December 11, 2023, Meey Founder Joint Stock Company (“Meey Founder”) was incorporated as a joint stock company under the laws of Vietnam, with an initial registered charter capital of VND23,850,000,000 (approximately US$932,551). The charter capital was contributed in kind by four founding shareholders, including Mr. Hoang Mai Chung (“Mr. Chung”), Mr. Trinh Dinh Diep, Mr. Tran Quang Hung and Mr. Nguyen Quoc Truong, through the contribution of their respective shares in Meey Land. Meey Founder was established primarily to hold equity interests in Meey Land and to facilitate a potential listing of the Group on an international securities exchange.

On April 3, 2024, Meey Holding Singapore Pte. Ltd. (“Meey Holding Singapore”) was incorporated as a private company limited by shares under the laws of Singapore, to serve as the Group’s offshore intermediate holding company in connection with the proposed international listing. On July 22, 2024, Meey Holding Singapore entered into a share purchase agreement with the founding shareholders of Meey Founder to acquire an aggregate of 200,000 ordinary shares of Meey Founder, representing 100% of the voting power of Meey Founder, for aggregate consideration of VND2,000,000,000 (approximately US$78,201), or VND10,000 per share. The acquisition closed on August 16, 2024. As a result, Meey Holding Singapore became the sole holder of voting shares of Meey Founder, holding 100% of the voting rights but approximately 8.39% of the economic interests in Meey Founder. The remaining 91.61% of the charter capital of Meey Founder continued to be held by the founding shareholders in the form of non-voting dividend preferred shares, which carry economic rights but no voting rights.

On October 1, 2024, newly issued shares of Meey Finance were formally registered, resulting in Meey Land holding 84.5% of the equity interest and voting rights of Meey Finance through a debt-to-equity conversion. Meey Land held 84.5% of the equity interest and voting rights in Meey Finance from such date until the transfer of that interest on March 20, 2026.

On January 20, 2025, Mr. Chung and Meey Community Joint Stock Company (“Meey Community”) converted an aggregate principal amount of VND430,000,000,000 (approximately US$16,812,901) of outstanding loans owed to them by Meey Land into equity of Meey Land. Because the Vietnamese statutory share-capital framework applicable to Meey Land does not distinguish between share capital and additional paid-in capital, the entire amount of the converted indebtedness was recorded as an increase in share capital, with a corresponding reduction in liabilities.

Reorganization

In anticipation of this offering, we undertook a series of transactions to reorganize our corporate structure (collectively, the “Reorganization”). The Reorganization was designed to (i) address the structural separation of voting rights and economic interests at Meey Founder described above, which would otherwise have prevented Meey Holding Singapore from consolidating 100% of the economic results of Meey Founder and Meey Land under applicable accounting standards, (ii) consolidate the Group’s Vietnam operating entities under a single Vietnamese holding company, and (iii) position Meey Global Corp as the listing vehicle for this offering and the ultimate parent of the Group. The Reorganization is described in chronological order below.

On January 22, 2026, Meey Vietnam Joint Stock Company (“Meey Vietnam”) was incorporated as a joint stock company under the laws of Vietnam, with its head office in Hai Phong, Vietnam. The founding shareholders of Meey Vietnam were Mr. Chung, Ms. Ly Kieu Anh Nguyen, Mr. Duc Tai Nguyen and Meey Founder. Meey Vietnam has a registered charter capital of VND294,600,000,000 (approximately US$11,518,084), divided into 29,460,000 ordinary shares with a par value of VND10,000 per share.

On the same date, Mr. Chung and Meey Founder contributed their respective shareholdings in Meey Land to Meey Vietnam as capital contributions in kind in exchange for newly issued ordinary shares of Meey Vietnam. As a result of these contributions, Meey Vietnam became the holder of a majority of the charter capital of Meey Land, and Meey Founder ceased to be a direct shareholder of Meey Land and instead held its interest in Meey Land indirectly through Meey Vietnam.

On March 26, 2026, following receipt of M&A Approval No. 546804 issued by the Hai Phong Department of Finance on March 13, 2026 (which confirmed that Meey Holding Singapore satisfied the conditions under Vietnamese law for acquiring shares in Meey Vietnam), Meey Holding Singapore entered into a share purchase agreement with Mr. Chung and Meey Founder (collectively, the “Selling Shareholders”) to acquire an aggregate of 29,440,000 ordinary shares of Meey Vietnam, representing 99.94% of the charter capital of Meey Vietnam, together with all rights, title and interest in such shares (including all voting rights, economic rights and rights to receive dividends and other distributions). The remaining 0.06% of the charter capital of Meey Vietnam continued to be held by Mr. Duc Tai Nguyen and Ms. Ly Kieu Anh Nguyen. On April 23, 2026, Meey Holding Singapore was formally recognized as a foreign investor shareholder of Meey Vietnam pursuant to the Written Confirmation of Change in Enterprise Registration Information No. 40440/26 issued by the Hai Phong Department of Finance, and from such date has held 99.94% of the charter capital of Meey Vietnam with full shareholder rights and obligations under Vietnamese law.

On May 5, 2026, we completed the Reorganization. As of such date, Meey Global Corp owns 100% of the issued and outstanding share capital of Meey Holding Singapore and, indirectly through Meey Holding Singapore holds controlling interests in Meey Vietnam, Meey Land and Meey Founder. Meey Global Corp is the ultimate parent of the Group and the listing vehicle for this offering.

Corporate Structure

The following describes our corporate structure as of the date of this prospectus, after giving effect to the Reorganization:

•        Meey Global Corp is an exempted company incorporated with limited liability in the Cayman Islands. It is the ultimate parent of the Group and the issuer of the securities offered in this prospectus.

•        Meey Holding Singapore is a private company limited by shares incorporated under the laws of Singapore and is a wholly owned subsidiary of Meey Global Corp. Meey Holding Singapore serves as the Group’s offshore intermediate holding company.

•        Meey Vietnam is a joint stock company incorporated under the laws of Vietnam. Meey Holding Singapore holds 99.94% of the charter capital of Meey Vietnam, with the remaining 0.06% held by Mr. Duc Tai Nguyen and Ms. Ly Kieu Anh Nguyen. Meey Vietnam serves as the Group’s onshore intermediate holding company in Vietnam.

•        Meey Land is a joint stock company incorporated under the laws of Vietnam, a majority of whose charter capital is held by Meey Vietnam. Meey Land is the Group’s principal Vietnamese operating company.

In addition, Meey Holding Singapore continues to hold 100% of the voting shares of Meey Founder, representing 100% of the voting power but only approximately 8.39% of the economic interests in Meey Founder. The remaining 91.61% of the charter capital of Meey Founder is held by the founding shareholders in the form of non-voting dividend preferred shares. As a result of the Reorganization, Meey Founder no longer holds any direct interest in Meey Land, its indirect economic interest in Meey Land is held through Meey Vietnam.

The following diagrams illustrate, in simplified form, our corporate structure (i) immediately prior to the Reorganization and (ii) as of the date of this prospectus, after giving effect to the Reorganization. The diagrams omit certain immaterial entities and ownership relationships, and percentages indicate the holder’s percentage of the charter capital (or, in the case of Meey Founder, the percentage of voting shares and economic interests, as indicated) of the entity shown immediately below.

Organizational Chart — Pre-Reorganization

Description: Mr. Chung, Mr. Trinh Dinh Diep, Mr. Tran Quang Hung and Mr. Nguyen Quoc Truong (the founding shareholders of Meey Founder) hold 91.61% of the charter capital of Meey Founder in the form of non-voting dividend preferred shares. Meey Holding Singapore holds 100% of the voting shares of Meey Founder, representing approximately 8.39% of the economic interests. Meey Founder, Mr. Chung and other shareholders hold the charter capital of Meey Land (Vietnam).

Organizational Chart — Post-Reorganization

Description: Meey Global Corp holds 100% of Meey Holding Singapore. Meey Holding Singapore holds (i) 99.94% of the charter capital of Meey Vietnam (Vietnam), with the remaining 0.06% held by Mr. Duc Tai Nguyen and Ms. Ly Kieu Anh Nguyen, and (ii) 100% of the voting shares of Meey Founder (Vietnam), representing approximately 8.39% of the economic interests, with the remaining 91.61% of the charter capital of Meey Founder held by the founding shareholders in the form of non-voting dividend preferred shares. Meey Vietnam holds a majority of the charter capital of Meey Land (Vietnam).

INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from [*]’s (“[*]”)’s industry report commissioned by us entitled “[*]”) unless otherwise noted. [*] has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

BUSINESS

MISSION

To lead the digital transformation of Vietnam’s real estate industry — applying advanced technology to build a transparent, efficient, and data-driven property market that enhances liquidity, expands access to homeownership, and delivers sustainable value for every participant in the real estate ecosystem.

VISION

We aspire to become a multinational technology corporation, building Southeast Asia’s most comprehensive integrated PropTech ecosystem, and deliver measurable value — in transparency, efficiency, and liquidity — to every participant in the property market.

OVERVIEW

Who We Are

We are a holding company incorporated as an exempted company in the Cayman Islands and conduct all our operations through our subsidiaries in Singapore and Vietnam. We are a wholly-owned subsidiary of Meey Founder Limited (“Meey Founder Ltd.”), also a holding company, incorporated as a British Virgin Islands business company, in the British Virgin Islands. As of the date of this prospectus, Mr. Hoang Chung owns 100% of the outstanding ordinary shares of Meey Founder Ltd. Our principal operating subsidiary, Meey Land Group Joint Stock Company (“Meey Land”) is a data and technology-driven PropTech company incorporated and headquartered in Vietnam. Through Meey Land, we develop, operate, and commercialize an integrated ecosystem of digital real estate platforms and data intelligence services designed to modernize Vietnam’s property market.

Meey Land’s flagship listing marketplace, Meeyland.com, enables buyers, sellers, agencies, and developers to list, discover, and transact residential and commercial properties across Vietnam. Meey Land’s data and intelligence products — including Meey Map (land planning and geospatial intelligence), Meey Value (automated valuation model), and Meey Atlas (national-scale spatial infrastructure) — together form a comprehensive real estate data infrastructure serving the Vietnamese market. Meey Land’s broker productivity platform (Meey CRM) and immersive visualization tools (Meey 3D) complete an end-to-end ecosystem that serves the full real estate value chain.

Customers

Meey Land’s platform and products serve six distinct customer and user groups across Vietnam’s real estate value chain:

Customer Group	How Meey Land Serves Them	Primary Products
Individual buyers & investors	Property search, listing discovery, land planning lookup, automated property valuation, mortgage referral access	Meeyland.com, Meey Map, Meey Value
Institutional investors	Portfolio-level market intelligence, spatial analytics, automated valuation at scale, data feeds	Meey Atlas, Meey Value, Meey Map
Agencies & professional brokers	CRM, lead generation, listing management, transaction pipeline tools, professional network	Meey CRM, Meeyland.com, Meey Ads
Sellers & property owners	Listing creation, pricing guidance tools, buyer matching, marketing reach	Meeyland.com, Meey Value
Developers & construction companies	Project marketing technology, SaaS for sales management, lead generation, digital launch platforms	Meey Project, Meey CRM, Meeyland.com

Customer Group	How Meey Land Serves Them	Primary Products
Banks & financial institutions	Mortgage lead origination, AVM-based collateral valuation, co-lending product distribution, data analytics	Meey Value, Meey Map, Meey Atlas
We are also endeavoring to expand into the following
Government & public sector (prospective; data source — not current paying customer)

We obtain publicly available land planning, zoning, and cadastral data from Vietnam’s provincial and municipal authorities for use within Meey Map and Meey Atlas. We have not recognized revenue from any government customer. We intend to develop government-facing data service offerings in future periods.

Meey Map, Meey Atlas

AI and Technology Approach

Artificial intelligence and machine learning are central to Meey Group’s long-term technology development strategy. Meey Group is actively building AI capabilities across four primary functional domains, with the objective of making AI-driven intelligence pervasive across their platform ecosystem.

AI Capability Domain	Description of Capability Under Development	Target Product
Property verification & fraud detection

Developing AI models designed to cross-reference listing data against land registry records, satellite imagery, and historical transaction data to detect fabricated, duplicated, or misleading listings before publication

Meeyland.com (listing verification layer)
Automated valuation (AVM)

Building machine learning models trained on historical transaction data, comparable property attributes, location features, and land planning overlays to generate instantaneous property value estimates

Meey Value
Land planning intelligence

Developing natural language and geospatial AI tools to convert raw government land-use planning documents (often in non-machine-readable PDF format) into structured, searchable, map-overlaid data accessible by any user

Meey Map
Buyer-property matching	Building a recommendation engine to model user search behavior, property attributes, and financial signals to surface high-relevance listings and broker connections	Meeyland.com

Based on our internal research, we believe that as of [September 30, 2025], Meey Land’s platform contained over [280,000] active property listings, its applications had been downloaded over [170,000] times, and its website received a weekly average of over [11,000] unique visitors.

Meey Land currently operates [28] representative offices across Vietnam’s major commercial centers, enabling both the Meey Land online platform and its offline professional services network to serve customers throughout the country..

INDUSTRY OVERVIEW

Vietnam’s Real Estate Market

We believe that Vietnam’s real estate sector is one of the largest and fastest-growing in Southeast Asia. We estimate that the market was valued at approximately USD 78.2 billion in 2025 and is projected to grow at a compound annual growth rate of approximately 14.6% through 2030, driven by urbanization, rising household incomes, and sustained foreign direct investment.

Based on our internal research, we believe this growth is supported by powerful and durable structural drivers: Vietnam’s GDP is forecast to grow at 6.0 – 6.5% annually through 2026, making it one of the fastest-growing major economies in Asia; urban population as a proportion of total population continues to rise, increasing demand for residential and commercial real estate in major cities; and a rapidly growing middle class is creating strong first-time homebuyer demand across primary and secondary cities.

At the same time, Vietnam’s real estate market is characterized by significant structural inefficiencies that create the market opportunity for Meey Group’s integrated technology platform. Publicly available land planning and zoning information remains fragmented and difficult to access. Property listings frequently contain inaccurate or fabricated information. There is no standardized independent automated property valuation methodology. Real estate transaction processes remain largely manual and paper-based, with low digitization among brokers and transaction participants. These inefficiencies create friction, reduce market liquidity, and generate substantial information asymmetry between buyers, sellers, and financial institutions.

The PropTech Opportunity: A Three-Tier Market

Meey Group operates at the intersection of three nested market opportunities — Vietnam as Meey Group’s current operating base and largest near-term revenue opportunity, Southeast Asia as their primary expansion region, and the global PropTech industry as the long-term horizon into which their technology stack and data assets can ultimately scale.

Tier 1 — Vietnam: Meey Group’s Beachhead Market

Despite the scale of Vietnam’s real estate market, its digital and technology infrastructure remains significantly underdeveloped. We estimate that Vietnam’s PropTech platforms market was valued at approximately USD 540 million in 2024 and is forecast to grow at a compound annual growth rate of approximately 18.7% through 2030, creating a projected serviceable addressable market of USD 1.3 – 1.5 billion by the end of this period.

The following structural deficiencies define the market gap that Meey Group was built to address: land planning and zoning data inaccessible to the public; no standardized independent automated property valuation methodology; property listings frequently fabricated, duplicated, or misleading; real estate transaction processes predominantly manual with low digitization; and approximately 300,000 active real estate brokers in the Vietnamese market operating without professional digital tools.

The table below summarizes the estimated Serviceable Addressable Market (“SAM”) in Vietnam across the principal verticals in which Meey Group competes:

Market Segment (Vietnam)	Est. SAM (2025)	Key Opportunity
Online property listings and agent/developer marketing	~USD 150 – 200M	Digital displacement of print and offline marketing. Core marketplace.
Real estate CRM and professional broker software	~USD 30 – 60M	Underpenetrated: 300,000+ brokers in Vietnam, most using no digital tools.
Real estate data, valuation, and analytics services	~USD 50 – 100M	Banks, insurers, government agencies replacing manual appraisal with AVM.
PropTech-enabled mortgage origination and FinTech	~USD 80 – 200M	Mortgage originations ~USD 8 – 10B/year. Commission opportunity at 1 – 2%.
Developer SaaS and project marketing technology	~USD 40 – 80M	1,000+ active developers shifting to digital project marketing platforms.
Estimated Total Vietnam SAM (2025 est.)	~USD 350 – 640M	Estimated 18.7% CAGR. USD 540M (2024).

Tier 2 — Southeast Asia: Primary Expansion Region

Southeast Asia represents Meey Group’s primary international expansion opportunity. Based on our internal research, we believe that broader Southeast Asia real estate market had an estimated value of approximately USD 27.1 trillion in 2024), encompassing six major markets — Vietnam, Indonesia, Thailand, Malaysia, Singapore, and the Philippines — with an estimated combined urban population exceeding 390 million.

Measured at the Asia-Pacific regional level, based on our internal research, the PropTech market has an estimated value of approximately USD 9.5 billion in 2024, and estimated projected to growth of approximately 17 – 19% CAGR which we believe reflects both the low base of current penetration and the accelerating pace of adoption across emerging-market real estate ecosystems.

Meey Group’s technology stack — built for the complexities of an emerging-market real estate environment characterized by fragmented land registries, informal brokerage networks, and limited credit infrastructure — is well-suited for adaptation across comparable Southeast Asian markets. Meey Group intend to pursue staged market entry into selected Southeast Asian countries following the completion of this offering, prioritizing markets with structural real estate data gaps and high broker digitization demand.

Tier 3 — Global PropTech: Long-Term Horizon

The global PropTech market represents the long-term addressable horizon for Meey Group’s technology platform and data assets. We estimate based on internal research that the global PropTech market had a value of approximately USD 45.2 billion in 2025.

Several structural forces are accelerating global PropTech adoption: AI-powered property valuation and matching is displacing traditional manual appraisal across developed and emerging markets; based on our internal research, we believe that cloud-based SaaS platforms now represent approximately 78% of PropTech deployments globally; and ESG disclosure requirements are creating new demand for property data analytics across institutional real estate portfolios.

Competitive Landscape

Vietnam’s online real estate market is served by a range of portal, classifieds, and technology businesses operating across different segments of the value chain. Based on our internal research, we believe that the principal competitive categories and their leading participants are as follows:

Competitor	Category	Notes
Batdongsan.com.vn	Listing portal	Largest property listing portal in Vietnam by traffic volume. Owned by PropertyGuru Group (acquired by EQT in a USD 1.1 billion transaction, 2024). PropertyGuru Vietnam revenues: USD 17.9M (2022).
Alonhadat.com.vn	Listing portal	Residential-focused listings portal. Competes primarily in the for-sale and for-rent residential segment.
Chotot.com	General classifieds (incl. real estate)	Operated by 701Search (Carousell Group). Broad classifieds platform with a significant real estate listings vertical. Competes for informal/secondary market listings.
Homedy.com	Listing aggregator	Property listing aggregation platform. Competes in the search-and-discovery layer of the market.
Propzy.vn	PropTech – transaction facilitation	Previously operated as a full-stack residential brokerage and PropTech platform; restructured following funding constraints (2022). Market position reduced.
Rightmove (UK)	Listing portal	UK’s largest property portal with dominant market share and high-margin advertising model.

Competitor	Category	Notes
Zillow Group (US)	Listing portal + ecosystem	Real estate platform globally; offers listings, Zestimate (AI valuation), rentals, mortgages, and agent marketplace.
CoStar/LoopNet (US)	Commercial real estate data & marketplace	Leading data platform and marketplace for commercial real estate; strong in analytics and listings.

We believe Meey Group is differentiated from each of these competitors in the following material respects: (i) we believe that Meey Group is the only platform in Vietnam that integrates a listings marketplace (Meeyland.com) with AI-powered land planning data (Meey Map), automated valuation (Meey Value) and broker CRM (Meey CRM) in a single unified ecosystem; (ii) Meey Group has built proprietary national-scale geospatial infrastructure (Meey Atlas) that we believe has no direct competitive equivalent in Vietnam; and (iii) their data assets — accumulated across millions of property listings, land parcel queries, and valuation requests — create a data moat that strengthens our AI capabilities over time.

KEY MILESTONES

The table below sets forth the key development milestones in Meey Group’s history:

Year	Milestone
2019	Established Meey Land Group Joint Stock Company; launched first product — Meeyland.com Version 1
2020	Launched Meeyland.com Version 2 and Version 3; soft-launched Meey Land App; launched Meey Ads and Meey Page
2021	Launched Meey Map and Meey CRM
2022	Launched Meey Map App; launched Meey CRM Website Version 3
2023	Launched Meey 3D, Meey Project, Meey Share, Meey Value, Meey Review, and Meey Chat
2025	Launched Meey Atlas

PLATFORM AND TECHNOLOGY

Platform Overview

Meey Group’s primary user interface is the Meey Group platform ecosystem, which spans web browsers, mobile websites, and dedicated mobile applications for iOS and Android. Meey Group’s technology and product teams continuously invest in platform performance, user experience, and feature development across all products within the ecosystem.

Their platform is built on a proprietary, Vietnam-specific technology architecture designed to handle the unique characteristics of Vietnam’s real estate market — including fragmented land registries, informal brokerage networks, mixed-use urban density, and diverse transaction structures. All products within their ecosystem operate on integrated data infrastructure, enabling cross-platform data sharing, unified user identities through Meey ID, and consistent analytics across the portfolio.

Meey Group has developed proprietary, scalable technology platforms with features and functionality designed to deliver agents, developers, and property seekers a high-quality user experience. Their platforms have been developed to operate efficiently across different regions of Vietnam, with localized content, language support, and data relevant to each regional market.

Our business is underpinned by constant technological innovation and investment. We invest continuously in artificial intelligence, machine learning, geospatial data infrastructure, cloud scalability, and mobile application development.

Value Propositions

We believe user satisfaction is central to platform engagement, loyalty, and revenue growth. Meey Group’s technology platform is designed to deliver distinct value to each of their primary user groups:

•        Property seekers benefit from transparent, AI-verified listings, comprehensive zoning and land planning data, and automated property valuations — enabling more informed purchase and investment decisions.

•        Real estate agencies and brokers benefit from specialized CRM tools, lead management systems, professional listing capabilities, and performance analytics that improve transaction throughput and client relationships.

•        Developers and construction companies benefit from project marketing platforms, digital sales tools, buyer matching, and market intelligence that accelerate project sales cycles.

•        Banks and financial institutions benefit from AVM-based collateral valuation data, mortgage lead origination pipelines, and structured property market analytics that improve lending efficiency.

User Groups

Property Owners and Sellers

Property owners and individual sellers use the Meey Group platform to list, market, and manage their properties. Through Meeyland.com, sellers can access tools that streamline the entire sales process, including buyer matching, property value estimation tools, and professional listing templates.

Individual Buyers and Retail Investors

Buyers and individual investors leverage Meeyland.com’s comprehensive listings to search for residential and investment properties. They can access verified property details, location insights, and interactive visualizations to assess opportunities more effectively.

Banks and Financial Institutions

Banks and financial institutions utilize data from the Meey Group platform to benchmark property valuations and assess collateral risks. Meeyland.com provides structured data on real estate listings, transaction history, and market pricing, enabling banks to refine their internal pricing and lending models.

Developers and Construction Companies

Developers and construction firms use Meeyland.com to promote new projects and connect with potential buyers or brokers. They gain access to professional marketing tools such as 3D project visualization, aerial photography, and valuation-based pricing insights.

Agencies and Professional Brokers

Real estate agencies and licensed brokers represent a rapidly growing segment within our ecosystem. They use Meeyland.com to list and manage multiple properties, optimize pricing through our valuation tools, and access marketing services such as professional photography and 3D tours.

Other Users

Beyond transactional participants, Meeyland.com also attracts general users seeking market information, news, and insights on real estate trends, development projects, and market policies.

Artificial Intelligence and Machine Learning

As part of our long-term digital transformation strategy, Meey Group places artificial intelligence (“AI”) and machine learning (“ML”) at the core of Meey Group’s technology development roadmap. They are developing AI and ML capabilities designed to leverage their proprietary real estate data assets, enhance operational efficiency, and deliver personalized, data-driven insights to users across their ecosystem.

Meey Group is building machine learning models designed to predict the fair market value of real estate properties based on multiple attributes such as location, land area, legal status, property orientation, and surrounding amenities. These models are being designed to learn continuously from market data in order to detect pricing anomalies, analyze regional and historical price trends, and improve valuation accuracy over time.

Meey Group is also developing AI-driven tools to assist property owners and agents in creating and publishing listings more efficiently, optimizing exposure to target audiences and improving engagement rates.

Furthermore, Meey Group has begun implementing large language models (“LLMs”) to introduce natural-language interaction and intelligent knowledge retrieval capabilities across our platforms. These models are being developed to provide users with conversational access to information about market overviews, pricing trends, zoning and planning updates, and legal or transactional guidance.

Technical confirmation required:    Meey Group’s CTO and technology team must review and certify the accuracy and completeness of all AI and ML capability descriptions above, including specifying which capabilities are in production, which are in testing, and which are in development. All descriptions must distinguish between rules-based systems, supervised ML models, and generative AI components.

PRODUCTS AND SERVICES

Meey Group’s portfolio consists of an integrated suite of proprietary technologies designed to modernize the real estate sector in Vietnam by addressing longstanding market inefficiencies related to information fragmentation, lack of transparency, valuation inaccuracy, operational inefficiency, and low digitalization among brokers and enterprises. Each product is purpose-built for a specific function within the real estate value chain, and all products share a common data infrastructure and unified identity layer (Meey ID), creating a cohesive ecosystem with strong cross-product network effects.

Meeyland.com

Meeyland.com is Meey Group’s flagship digital platform enabling users to list, manage, search, and evaluate residential and commercial properties. The platform provides sellers and brokers with standardized listing templates, multimedia uploads, legal document verification, customer management tools, and personalized marketing capabilities. For buyers, it delivers comprehensive search functionality, location-based discovery, verified property details, and AI-assisted valuation insights.

The platform is built on a scalable web-mobile architecture with integrated chat, booking, identity authentication, and analytics modules. Revenue is generated primarily through subscription services and advertising placements. Meey Land has completed full deployment on both web and mobile platforms.

Meey Map

Meey Map is Meey Group’s national-scale geospatial platform focused on land-use planning, cadastral data, parcel-level information, property valuation layers, and real estate development data. It currently represents one of the most comprehensive land-information systems in Vietnam, integrating planning maps from provincial and municipal authorities with proprietary valuation and market intelligence data.

The product enables users to search parcels by address, GPS coordinates, administrative units, or parcel identifiers; visualize multi-layer planning data; estimate property value; scan land-title documents through AI-assisted OCR (in development); convert coordinates between VN-2000 and WGS84; and compare multiple land parcels simultaneously.

Built on PostgreSQL/PostGIS, Node.js, Python processing pipelines, and React/Flutter frontends, Meey Map operates under a Data-as-a-Service model with subscription services, licensing, API commercialization, geo-targeted advertising, and enterprise spatial analytics offerings.

Meey Value

Meey Value is Meey Group’s automated valuation model (“AVM”) platform that estimates property values based on spatial data, planning information, structural attributes, market comparables, historical price trends, and amenities. It supports individual users, brokers, valuation companies, banks, and financial institutions seeking rapid and data-driven property price assessments.

Meey Value provides dynamic price maps, historical trend analysis, portfolio-level valuation tools, and AI-assisted pricing recommendations (in development). Fees charges to users primarily through subscriptions, enterprise licensing, per-report valuation fees, and commissions tied to transaction referrals.

Meey Ads

Meey Ads is a digital advertising platform purpose-built for the real estate sector, enabling property developers, agencies, and individual sellers to plan, launch, and optimize multi-channel advertising campaigns from a single dashboard. The platform supports cross-platform campaign distribution across Meeyland.com, Meey Map, partner portals, and third-party ad networks, with integrated audience targeting based on property search behavior, location data, and user intent signals.

Meey Ads provides campaign management tools including automated budget optimization, performance reporting, lead attribution tracking, and creative templates tailored for property listings. The platform serves brokers, project developers, and marketing agencies as primary customers.

Meey CRM

Meey CRM is a real estate-specific customer relationship and operations management platform designed for brokers, agencies, project developers, and investment teams. It centralizes customer records, property inventories, transactions, tasks, campaigns, communications, and performance analytics. The system supports the full broker workflow from lead intake through offer management, transaction closing, and post-sale follow-up.

Built on a SaaS architecture with mobile and web interfaces, Meey CRM integrates natively with Meeyland.com listings, Meey Value pricing tools, and Meey Ads campaign management. Revenue is generated through subscription services and as well as enterprise customization and add-on module services

Meey 3D

Meey 3D is an automated 3D capture and visualization platform enabling users to create, process, and publish immersive 3D virtual tours from mobile phones or 360-degree cameras. The system performs automated image stitching, photogrammetric reconstruction, hotspot embedding, multimedia annotations, and cross-platform playback on web, mobile, and Virtual Reality (“VR”) devices.

Meey 3D uses mobile-first capture applications, cloud-based rendering pipelines, Krpano-powered presentation engines, and AI-enhanced processing modules currently under development. Monetization includes subscription storage plans, API/SDK licensing, partner commissions, and professional 3D capture services. Krpano is a high-performance software and viewer used to create interactive, high-resolution 360-degree virtual tours and panoramic images. An API (Application Programming Interface) is a set of rules that lets two software programs “talk” to each other. An SDK (Software Development Kit) is a full toolbox used to build applications for a specific platform

Meey ID

Meey ID is a unified identity, authentication, and account management system across the Meey Group ecosystem, enabling single sign-on access, secure transactions, profile management, payments, subscription control, affiliate tracking, and digital signatures. The platform targets individuals, brokers, enterprises, and partner organizations. By consolidating identity and credential management across the ecosystem, Meey ID reduces friction in cross-product user journeys and enhances security compliance.

Built on microservice architecture using Node.js/NestJS, Meey ID incorporates OAuth2, JWT, multi-factor authentication, and ISO/IEC 27001-aligned security frameworks. Node.js is a JavaScript runtime built on Chrome’s V8 engine, while NestJS is a progressive framework for building efficient, scalable Node.js server-side applications using TypeScript. Meey ID, utilizing OAuth2 and JWT (JSON Web Tokens), secures services via token-based authentication and third-party login, allowing users to securely log in with external providers.

Meey Share

Meey Share is a social information platform dedicated to real estate content, enabling users to publish news, opinions, images, and videos related to market developments. Content is aggregated from news outlets and social networks through automated crawling pipelines. The platform includes full social-network features optimized for the real estate domain, including topic-specific community groups, market commentary, and curated media from professional real estate journalists and analysts.

Meey Project

Meey Project serves as a comprehensive, multi-format information hub for real estate developments across Vietnam. The platform consolidates data on thousands of projects, including legal documentation, construction progress, pricing, amenities, and developer information, and supplements this with user-generated and professional video reviews, livestreams, and interactive project presentations.

The platform’s objective is to increase transparency and reduce information asymmetry in project-based transactions. Meey Project operates under a data-report and content distribution model.

Meey Atlas

Meey Atlas is Meey Group’s proprietary national-scale mapping platform designed to serve as the foundational geospatial infrastructure for their ecosystem. Built on open-source mapping technologies including MapLibre, PostgreSQL/PostGIS, and the Valhalla routing engine, Meey Atlas delivers high-performance vector maps, real-time navigation, multimodal routing, and point-of-interest data optimized for Vietnam’s geography and urban structure.

The platform integrates AI-enhanced search, geocoding, clustering, recommendation systems, and valuation models derived from Meey Value. Meey Atlas operates under a multi-channel monetization model including subscription services, API licensing for enterprises and government entities, geo-targeted advertising, and transaction commissions.

COMPETITIVE STRENGTHS

We believe that through Meey Group we have developed one of the most comprehensive and vertically integrated PropTech ecosystems in Vietnam. Meey Group’s competitive strengths are driven by their data-centric technological architecture, deeply specialized product portfolio, and ability to address structural inefficiencies in Vietnam’s real estate market.

A Fully Integrated Real Estate Technology Ecosystem

Meey Group operates a proprietary suite of products that spans the entire real estate transaction lifecycle, supported by a unified data and technology infrastructure. Their core platforms include:

•        Transparent Zoning and Planning Information: Through Meey Map and Meey Atlas, they offer specialized digital mapping services built on GIS technology, enabling users to access up-to-date zoning, planning, project, and land-parcel data. Geographic Information System (GIS) technology is a computer-based tool used to capture, store, analyze, manage, and visualize data associated with specific locations. It overlays diverse data — such as satellite imagery, maps, and statistics — to create digital maps for identifying patterns, managing assets, and solving complex spatial problems.

•        Professional Transaction Enablement Tools: Their specialized real-estate CRM platform, vertical-specific messaging application, and nationwide lead-marketplace for real estate agents provide structured tools to improve transaction efficiency and agent productivity.

•        Marketing and Customer Acquisition Tools: They provide multi-channel automated advertising for the real estate sector, landing-page builders for agents and developers, and immersive 3D/360° virtual-tour solutions through Meey 3D.

•        Valuation and Financial Insights: Their automated valuation model (Meey Value) and related digital financial tools are being built to support faster, more transparent, and data-driven decision-making across buying, selling, and lending.

By delivering these interconnected services on a single technology stack, we offer a full-cycle real estate technology solution unmatched in scope by local competitors.

Strong Internal Technology and R&D Capabilities

Our mission is to address the fundamental pain points in Vietnam’s real estate market. To achieve this, Meey Gorup has built strong internal technological and research capabilities. Our R&D team includes market analysts, data scientists, software engineers, architects, and UX specialists focused on developing proprietary solutions in: artificial intelligence and predictive modeling; data analytics; enterprise-grade system design; mapping and geospatial engineering; and scalable cloud infrastructure. User Experience (UX) refers to the overall emotion, perception, and ease-of-use a person experiences when interacting with a product, system, or service. Our internal R&D capacity enables us to continuously enhance Meey Group’s products, rapidly iterate on new features, and introduce advanced AI-driven capabilities as they mature.

Global-Oriented Strategy and Capital-Market Readiness

We are pursuing a long-term strategy to scale our technology globally and enhance international investor confidence. We are implementing governance practices aligned with international standards, including BSC/KPI frameworks and independent oversight. Balanced Scorecard (BSC) and Key Performance Indicators (KPI) are integrated management tools used to translate organizational strategy into measurable action, used to confirm ensure alignment across all levels. We have engaged internationally reputable advisory firms to align our reporting and operational standards with global expectations. We have secured investment commitments from international institutional investors, demonstrating confidence in our business model and long-term scalability.

Experienced Leadership Team

Meey Group’s leadership team possesses deep domain knowledge in real estate and technology, with demonstrated experience in innovation, digital transformation, and large-scale operational execution. Their combined expertise supports our long-term vision to build a scalable and globally competitive PropTech platform.

BUSINESS STRATEGIES/GROWTH STRATEGIES

Our principal strategic objective is to become Vietnam’s leading integrated PropTech platform and, over time, to expand our technology capabilities into Southeast Asia and global markets. We intend to pursue this objective through the following strategies:

Increasing our service offerings and becoming a real estate “SuperApp”

Meey Group is building a comprehensive, one-stop platform that addresses customers’ needs across the full property lifecycle — from initial search and discovery, through transaction facilitation, to post-transaction services such as renovation referrals, moving services, and property management. Our goal is to expand Meey Group’s role from a listings marketplace and data platform into a full-stack property ecosystem, reducing per-customer marketing costs and maximizing lifetime value through cross-service engagement within a single unified application.

By completing Meey Group’s service offerings, we aim to penetrate all sectors of the property market and cross-sell services to their existing customer base. We believe, in the long run, this would significantly reduce the marketing and advertising costs for Meey Group’s individual services, and transform the Meey Group platform into a “SuperApp” for property transactions.

Deepening market presence across Vietnam

We intend to intensify our presence in Vietnam’s major commercial centers, including Hanoi, Ho Chi Minh City, Da Nang, Can Tho, and other high-growth provincial markets. Meey Group currently operate [28] representative offices across Vietnam and intends to expand this network to increase both their online platform reach and offline professional services coverage.

We seek to continuously strengthen our technological capabilities to improve Meey Group’s platform and expand the solutions they can offer. To this end, we intend to invest in research and development to enhance our technology capabilities and service offerings. The enhancement of Meey Group’s technological capabilities and platform features will improve user experience and provide a meaningful competitive advantage.

Expanding into Southeast Asian markets

Southeast Asia is our primary international expansion target. Following the completion of this offering, we intend to pursue staged international expansion into Southeast Asian markets characterized by structural real estate challenges similar to those we have addressed in Vietnam — including fragmented land data, informal brokerage networks, and underdeveloped digital transaction infrastructure. We intend to evaluate initial expansion opportunities in markets where demand for land planning data, automated valuation, and broker productivity tools is high and existing digital solutions are limited.

Expanding into new and complementary service offerings

We also believe we can leverage Meey Group’s existing technology, market reputation, and data infrastructure to expand into new and complementary businesses in the future, including business-to-business property-related services, the provision of property management services, enterprise data licensing, spatial analytics API commercialization, and property investment facilitation services for domestic and international investors. Depending on available resources, market conditions, and regulatory developments, we may pursue such expansions organically or through strategic partnerships and acquisitions.

DATA INSIGHTS AND TECHNOLOGIES

Core Technologies and System Architecture

Meey Group’s ecosystem leverages a multi-layer technology stack combining:

•        Artificial Intelligence: Meey Group is developing AI-driven capabilities for property valuation (AVM), listing verification, land planning intelligence, and buyer-property matching. These capabilities are in various stages of development and deployment.

•        GIS and Geospatial Technology: Meey Map and Meey Atlas are built on PostgreSQL/PostGIS, MapLibre, and the Valhalla routing engine, processing land registry data, zoning maps, and cadastral records at national scale.

•        Cloud Computing: Meey Land’s cloud-based architecture ensures high scalability, stability, and rapid response times as user volume increases.

•        AR/VR Visualization: Meey 3D enhances the property-viewing experience through 360° imaging, virtual tours, and spatial visualization technology.

•        Blockchain (Emerging Use-Cases): Meey Group continues to explore blockchain applications for asset tokenization and transparent transaction recording.

Data as a Strategic Asset

Data connects and powers every product within Meey Group’s ecosystem:

•        Zoning and Legal Data: Standardized and centralized on Meey Map and Meey Atlas to reduce legal and regulatory uncertainty for users.

•        Transactional and Pricing Data: Collected from extensive platform activity and being processed by Meey Group’s valuation model under development to deliver property valuations.

•        Customer and Brokerage Data: Managed through Meey CRM to enhance agent productivity and workflow efficiency.

•        Advertising and Behavioral Data: Used by Meey Ads to optimize campaign performance across multiple platforms.

Information Management Standards

We maintain high information-management and quality-control standards, including Meey Group’s compliance with:

•        ISO 9001:2015 — Quality management systems

•        ISO/IEC 27001:2013 — Information security management systems

STRATEGIC PARTNERS

We have established a network of strategic relationships with participants across the real estate, financial services, industry association, and technology ecosystems that support the development and commercialization of Meey Group’s products. On the real estate side, we cooperate with selected developers, real estate agencies, professional associations, and valuation companies across Vietnam to integrate Meey Groups’ data and tools into their operational workflows.

Our banking and financial institution relationships are a key strategic asset. We estimate that, as of September 30, 2025, 12 out of 49 commercial banks in Vietnam have adopted products within the Meey Group ecosystem for property data and valuation purposes. These relationships provide recurring institutional revenue and validate the reliability of the Meey Group data products.

Beyond Meey Group’s core real estate and banking ecosystem, we maintain partnerships with several global and local technology, payment, consulting, and capital-markets firms. These include cloud and infrastructure providers such as Amazon Web Services and CMC Telecom, payment and digital-wallet partners, and professional services firms supporting our capital-markets preparation.

PRIVACY AND DATA SECURITY

We maintain a comprehensive data-privacy and information-security program designed to safeguard personal and transactional data across our ecosystem.

Comprehensive Data Security Framework

Our security program deploys administrative, technical, and organizational measures to prevent unauthorized access, disclosure, alteration, or loss of data. This includes: multi-layer access controls; encryption at rest and in transit; network and application-level firewalls; independent security audits; and regular vulnerability assessments.

Compliance With Vietnamese Privacy Regulations

Meey Group collects, stores, and processes personal data in accordance with applicable Vietnamese personal data protection laws and regulations, including the Law on Personal Data Protection No. 91/2025/QH15 and its implementing regulations, as well as its internal privacy policies and contractual arrangements with users and partners..

Cross-Border Data Transfer

We apply heightened standards for sensitive data, including data belonging to minors, with explicit consent requirements and verification procedures as mandated by law. Where data is transferred cross-border, Meey Group strives to ensure that such transfers comply with applicable Vietnamese data localization and cross-border transfer requirements

RELATIONSHIP MANAGEMENT/CUSTOMER SERVICES

Meey Group has established a customer relationship management and service infrastructure designed to support long-term user engagement across their platform ecosystem. Their customer service channels include dedicated telephone support, email support, online chat, and in-app support modules integrated within each product. Their chatbot and AI-assisted inquiry tools are currently in development and, once deployed, will be designed to provide real-time support for common user inquiries.

Their relationship management team periodically follows up with their customers on their property preferences, listing needs, and other property-related requirements, dealing with customer queries, requests, and complaints in a personalized and responsive manner.

We use Meey CRM as the backbone of our internal customer relationship management operations, centralizing all customer interaction records, follow-up workflows, and customer satisfaction data.

MARKETING AND BUSINESS DEVELOPMENT

Marketing and Brand Development

Meey Group implements comprehensive marketing and brand-building strategies designed to strengthen brand awareness, attract new users, and increase platform traffic. Meey Group’s user acquisition strategy combines both online and offline marketing initiatives, converting users from free access to premium paid services through targeted campaigns and strategic partnerships.

Offline marketing activities include brand events, outdoor advertising, and radio campaigns, while digital efforts focus on social media, performance marketing, and app-store optimization. A significant driver of user growth has been word-of-mouth referrals from satisfied customers and partners. We believe that the high quality and reliability of our platform promotes organic referral.

Based on internal research, we estimate that as of September 30, 2025, Meey Group has achieved average user ratings between 4.7 and 4.9 out of 5 across major app stores and online platforms, based on over 8,000 verified customer reviews, positioning Meey Group among the highest-rated technology platforms facilitating real estate transactions in Vietnam.

To expand our presence in existing markets and strengthen our brand positioning, we intend to allocate a portion of the net proceeds from this offering to marketing and business development activities, including:

•        Expanding Meey Group’s marketing, partnership, and brand communication teams specialized in real estate technology.

•        Establishing a dedicated Business Development Department to foster strategic partnerships, connect industry participants, and build integrated data-sharing models with key institutional partners.

KEY CUSTOMER RELATIONSHIPS

During calendar year 2025, Meey Group’s customer base further expanded, including a reputable digital transformation-focused bank that utilizes Meey Map to access property data and mapping information.

As of the same date, based on our internal research, we estimate that:

•        20 out of 49 commercial banks in Vietnam have adopted products within the Meey Group ecosystem for property data and valuation purposes.

•        30 licensed valuation companies currently use Meey Group’s technology solutions to enhance their appraisal accuracy and efficiency.

•        Over 200 real estate trading floors nationwide deploy Meey Group’s enterprise products to support their sales operations and business management.

Meey Group also provides 3D digital mapping and visualization technologies to certain telecommunication and infrastructure partners, integrating Meey Group’s proprietary data into large-scale digital platforms.

These relationships underscore the scalability of Meey Group’s platform and demonstrate the trust established among key institutional and enterprise clients across Vietnam’s real estate value chain.

RISK MANAGEMENT AND QUALITY CONTROL

1. Risk Management

At Meey Group, risk management is regarded as an integral component of our corporate governance and operational framework. The primary objective of our risk management function is to ensure Meey Group’s operations remain stable, sustainable, and resilient against potential adverse impacts.

The risk management process is conducted on a periodic basis by our Internal Control and Compliance Department, in coordination with relevant functional units, to review the entire system, identify and assess potential risks, develop mitigation plans, and monitor remediation progress.

Meey Group currently monitors and manages the following principal categories of risks:

•        Operational risks:    Relating to processes, systems, and personnel;

•        Financial risks:    Affecting capital resources, cost management, and cash flows;

•        Technology risks:    Stemming from information technology systems, cybersecurity, and data integrity;

•        Human resources risks:    Concerning recruitment, training, and retention of qualified personnel;

•        Legal and regulatory risks:    Ensuring all business activities are conducted in full compliance with applicable laws and regulations.

Meey Group’s risk management framework is designed to be proactive, continuous, and transparent, enabling them not only to respond effectively when incidents occur but also to anticipate, prevent, and continuously improve governance practices.

Risk Assessment and Control Mechanism

Meey Group has established and implemented a comprehensive Internal Risk Management Procedure, which clearly defines the steps of risk identification, evaluation, and mitigation planning. A unified Risk Identification and Management Matrix has been adopted across all business units within the Company. Through this system, Meey Group is able to systematically identify, monitor, assess, and manage risks, ensuring consistency, transparency, and accountability throughout its governance and operational processes.

Meey Group’s approach to risk management ensures that every process is evaluated, refined, and executed under the PDCA (Plan-Do-Check-Act) cycle, reinforcing continuous improvement in the Company’s internal control and risk management systems.

2. Quality Control

Meey Group has established a comprehensive quality control system focusing on key operational areas:

•        Software and Digital Product Quality Control:    Implemented from the earliest stages of development to ensure all deliverables meet technical specifications and customer expectations.

•        Internal Process and Project Quality Control:    Ensures operational consistency and efficiency across all business units and ongoing projects.

•        Supplier Quality Evaluation and Control:    Enforces a strict screening and due diligence process prior to contract execution to ensure that partners meet the Company’s quality, capability, and compliance standards.

All quality control activities are executed in accordance with standardized procedures issued by the Company, ensuring transparency, consistency, and traceability throughout the organization. Meey Group’s quality control operations are independently audited on an annual basis by external experts in accordance with ISO 9001 and ISO/IEC 27001 standards.

Employee and Partner Training and Evaluation

Meey Group places strong emphasis on developing employee competencies and maintaining high professional standards through: internal job-specific training prior to assuming official duties; monthly performance evaluation to monitor employee performance and enhance individual capabilities; and regular supplier evaluation prior to contract execution to ensure the selection of qualified, experienced, and compliant partners.

Customer Feedback and Complaint Handling

Meey Group maintains a dedicated customer service department responsible for receiving and resolving customer feedback and complaints. Feedback is received promptly through multiple channels (telephone, email, and online platforms). Complaints are handled based on priority level, ensuring fair and satisfactory resolution of customer rights and interests. Feedback data is aggregated and incorporated into Meey Group’s service quality performance assessments.

RESEARCH AND DEVELOPMENT

We invest significant resources in research and development to continuously advance our technology and improve the experience of users across the Meey Group ecosystem. Our R&D team covers a broad range of critical functions, including: market analysis and applied research; data science and AI development; system architecture and engineering; product design and UX; platform quality assurance; cloud and infrastructure engineering; mobile and web application development; and project and product management.

Our R&D efforts focus on innovation and long-term scalability. We aim to expand Meey Group’s AI capabilities, enhance their geospatial-mapping technologies, improve valuation and predictive-analytics models, and further integrate their platforms into a seamless, data-driven ecosystem.

[•] As of September 30, 2025, Meey Group employed [138] employees in our technology and R&D functions. During the years ended March 31, 2025 and 2024, we incurred research and development expenses of approximately $4.6 million and $4.6 million, respectively.

AWARDS AND ACCREDITATIONS

Throughout their operating history, Meey Group has received a number of awards and accreditations in recognition of their performance and quality services. The following table sets forth the awards and accreditations Meey Group has been granted up to September 30, 2025:

Year	Award/Recognition	Organized/Granted by	Recipient
2019	Vietnam’s Top 20 Hottest Start-Ups	Anphabe	Meey Group
2022	Top 5 PropTech Start-Ups to Watch in 2022	Fintech News	Meey Group
2023	Top 10 Outstanding Digital Technologies in Vietnam	VINASA	Meey Group
2024	DOT PROPERTY VIETNAM AWARDS	Dot Property Group	Meey Group
2022 – 2023 – 2025	Sao Khue Awards	VINASA	Meey Group

COMPETITION

The property technology industry is rapidly growing and increasingly competitive. Although we believe no other industry player in Vietnam operates under a comprehensive and integrated platform business model similar to Meey Group’s, Meey Group faces competition from players in different segments of the property transactions and services industry. Meey Group also competes with offline traditional real estate brokerage firms and services.

We believe Meey Group is strategically placed to compete in the property technology industry based on the following factors: (i) the end-to-end property solutions and services provided by them on a single platform, providing a one-stop-shop for their users in their property transactions and allowing them to capture a much higher customer engagement per transaction than other market players; (ii) the ability to deliver the full benefits of their integrated ecosystem while allowing individual products to be used on a standalone basis; (iii) the network effects and data flywheel created by our multi-sided platform, which improve AI model performance and data quality as their user base grows; (iv) strong brand recognition in Vietnam established through six years of market leadership and consistent platform investment; and (v) Meey Group’s proprietary geospatial data infrastructure, which we believe has no direct competitive equivalent in the Vietnam market.

CORPORATE SOCIAL RESPONSIBILITY

1. Social Commitment and Community Engagement

Throughout its development journey, Meey Group has consistently believed that a sustainable enterprise is not measured solely by revenue or market share, but also by the positive impact it creates within the community. At Meey Group, they pursue the goal of not only being a pioneering technology company in the real estate sector but also a “Happy and Sustainable Enterprise” aligned with Environmental, Social, and Governance (ESG) principles.

Meey Group’s social responsibility initiatives are not driven merely by compliance obligations but by a genuine desire and aspiration to contribute — through even the smallest daily actions — to building a better society. For Meey Group, corporate social responsibility (CSR) is a reflection of our values of compassion, kindness, and commitment to community partnership. This philosophy is built upon three key pillars: Community, Environment, and People.

Community

We are dedicated to implementing meaningful and practical initiatives for the communities in which we operate. During each storm and flood season in Central Vietnam, Meey Group has mobilized all employees to make emergency contributions to assist residents in disaster-affected areas. Beyond immediate relief efforts, we are developing long-term recovery programs to accompany affected communities through post-disaster rehabilitation, helping them stabilize livelihoods and regain resilience.

As a technology enterprise in the real estate industry, Meey Group recognizes that information transparency is a fundamental contribution to society. Meey Group’s continuous efforts in platform development, data standardization, and the provision of clear and accurate information to users contribute to improving market fairness and reducing information asymmetry for all participants in Vietnam’s real estate market.

Environment

Meey Group has chosen to begin its environmental initiatives with small but consistent internal changes. We recognize that sustainable growth is not defined solely by financial metrics but also by how a company treats the planet. Accordingly, Meey Group has implemented programs to reduce single-use plastic waste, encouraging employees to use personal and reusable items and to practice waste segregation at source throughout all office premises.

Beyond behavioral changes, Meey Group has strengthened internal communication campaigns to raise environmental awareness across the organization. Their workplaces are designed with enhanced greenery, natural lighting, and energy-saving systems to promote a healthier and more eco-friendly work environment.

People and Human Capital

At Meey Group, their employees are regarded as their most valuable asset and the core driving force behind Meey Group’s sustainable growth. Meey Group strives to foster a workplace environment in which every individual is respected, heard, and holistically supported — physically, mentally, and professionally. Each year, Meey Group conducts annual health examinations to ensure that every employee is fully informed of their personal health status and receives timely medical support when necessary.

Meey Group actively invests in professional development programs, including advanced training courses to enhance technical knowledge, creative thinking, and innovation capacity. They also emphasize employee well-being through team-building activities and cultural and sports events, fostering a cohesive and motivated workforce.

Meey Group offers maternity leave and childcare support policies.

2. Policies Toward People and the Community

Environmental Policy

Our environmental policy focuses on minimizing negative impacts on the ecosystem, through measures such as energy-saving initiatives, waste management and classification, reduction of single-use plastics, and the promotion of a green lifestyle across the organization.

Social Policy

Our social policy emphasizes people and community welfare, guided by principles of human rights and labor rights, diversity, gender equality, and inclusion. The Company maintains a strict stance against discrimination and child labor, while ensuring a safe, transparent, and learning-oriented work environment.

Governance Policy

Integrity and transparency are the cornerstones of our governance philosophy. We have established and actively enforce comprehensive corporate governance policies, including: anti-corruption and anti-bribery policy; conflict of interest prevention policy; corporate governance and disclosure policy; business ethics and integrity policy; sustainable financial management policy addressing climate change, taxation, and legal compliance; and customer data protection and privacy policy.

INTELLECTUAL PROPERTY

Meey Group’s intellectual property rights are important to its business. As of the date of this prospectus, the Meey Group has registered, among others, the following trademarks with the National Office of Intellectual Property of Vietnam (“NOIP”). The table below sets forth a selected list of our material registered and pending trademarks:

No.	Trademark	Application No.	Class	Filing Date	Status
1	MEEY	4-2019-39819	9, 36	10/09/2019	Protection certificate issued 28/12/2020
2	MEEY LAND	4-2019-24068	9, 36	07/01/2019	Protection certificate issued 28/12/2020

No.	Trademark	Application No.	Class	Filing Date	Status
3	MEEY INVEST	4-2019-30845	9, 36	13/08/2019	Protection certificate issued 15/11/2021
4	MEEY GROUP	4-2020-27385	9, 35, 36, 38, 41, 42, 45	14/07/2020	Formally valid
5	MeeyLand	4-2020-27383	42, 9, 35, 36, 38, 41, 45	14/07/2020	Formally valid
6	Meey3D	4-2020-27381	41, 9, 16, 36	14/07/2020	Protection certificate issued 15/06/2022
7	MeeyAds	4-2020-27395	35, 36	14/07/2020	Protection certificate issued 15/06/2022
8	MeeyChat	4-2020-27374	36, 38, 45	14/07/2020	Protection certificate issued 16/06/2022
9	MeeyCRM	4-2020-27377	9, 36, 42	14/07/2020	Protection certificate issued 16/06/2022
10	MeeyID	4-2020-27372	9, 36, 42	14/07/2020	Protection certificate issued 04/08/2022
11	MeeyMaps	4-2020-27382	9, 16, 42, 36	14/07/2020	Protection certificate issued 15/06/2022
12	MeeyValue	4-2020-27375	36, 42, 9	14/07/2020	Protection certificate issued 16/06/2022
13	Meey Atlas	4-2024-49260	9, 36, 42	15/10/2024	Formally valid 26/05/2025
14	Meey Share	4-2023-09282	42, 41, 35, 36	17/03/2023	Protection certificate issued 07/10/2024

In order to protect Meey Group’s intellectual property rights, they have adopted various measures. In respect of their employees, their employment agreements generally contain clauses which provide that all confidential information, trade secrets, know-how, business plans, software, and documentation are non-transferable and subject to confidentiality obligations. In relation to independent contractors which deal with Meey Group’s intellectual property, their contracts also contain clauses which provide that all intellectual property rights in materials, code, or documents created by the contractor will belong to Meey Group.

As of the date of this prospectus, we are not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending.

EMPLOYEES

As of September 30, 2025, Meey Group employed a total of [331] employees in Vietnam. No employees are covered by collective bargaining agreements.

The following table sets forth the breakdown of Meey Group’s employees by activity as of September 30, 2025:

Function	As of September 30, 2025
Management, Finance, Human Resources and Administration	62
Business Development	50
Sales Support and Marketing	62
Technology	138
Other/International	19
Total	331

We believe that Meey Group generally maintains a good working relationship with their employees and Meey Group has not experienced any significant labor disputes.

FACILITIES

We do not own any real property. A description of our leased real properties is set out below:

Location	Entity	Usage	Lease Period	Area (sq m)
Floor 4, 97-99 Lang Ha Street, Dong Da, Hanoi	Meey Group	Office	July 18, 2020 – Now	899
Floor 5, 97-99 Lang Ha Street, Dong Da, Hanoi	Meey Group	Office	November 11, 2019 – Now	660

Our leased properties consist of office premises, all of which are leased from independent third parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet Meey Group’s future needs.

INSURANCE

We do not carry general business interruption or “key person” insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Vietnam and in the markets in which we operate.

LITIGATION AND OTHER LEGAL PROCEEDINGS

We are currently not involved in any material legal or arbitral proceedings. From time to time, we may be involved in litigation, claims, and other proceedings arising in the ordinary course of business. As Meey Group routinely enters into business contracts with real estate agents, contractors, customers, and other platform and industry participants, we have been and may be a party to disputes from time to time arising in the normal course of our operations.

IMPACTS OF MACROECONOMIC FACTORS

Since commencing operations in 2019, Vietnam’s real estate market has experienced significant volatility including the impact of the COVID-19 pandemic, subsequent monetary tightening by the State Bank of Vietnam in 2022 – 2023, and periods of developer liquidity stress. These macroeconomic factors resulted in periods of reduced transaction volume, developer liquidity constraints, and tightened mortgage availability across the market.

Meey Group’s technology-driven platform model demonstrated relative resilience during these periods. While transaction volumes declined industry-wide, demand for transparent market data, accurate property valuations, and reliable listing information increased as market participants sought to navigate uncertainty. Meey Group’s data products, particularly Meey Map and Meey Value, experienced sustained user engagement during periods of reduced market activity.

We believe Vietnam’s real estate market has begun to recover in 2024 and 2025, supported by government intervention to unblock stalled real estate projects, interest rate reductions by the State Bank of Vietnam, and renewed buyer confidence. New housing law amendments enacted in 2024 — including the amended Law on Real Estate Business and Law on Housing — are expected to further improve market transparency and transaction efficiency, directly supporting the use cases for our platform. These developments create favorable conditions for Meey Group’s continued growth as Vietnam’s digital real estate infrastructure continues to mature.

We will continue to monitor macroeconomic developments in Vietnam and across the broader Southeast Asian region, including changes in monetary policy, foreign exchange movements, inflation, and regulatory developments, and will assess their potential impact on our business, financial condition, and results of operations.

REGULATION

Regulatory Overview of Vietnam

Vietnam’s regulatory framework applicable to our operations in the real estate technology sector involves multiple government agencies and a complex body of laws and regulations. The following is a summary of the principal Vietnamese laws and regulations relevant to our business operations.

E-Commerce Regulations

Under Decree No. 52/2013/ND-CP on e-commerce (as amended by Decree No. 85/2021/ND-CP), any e-commerce website or application that enables participants to open booths, set up sub-websites, or post classifieds or listings for goods and services is classified as an E-commerce Trading Floor. Owners of e-commerce trading floors are required to register (not merely notify) their platforms with the Ministry of Industry and Trade (“MOIT”) before officially commencing operations. Meey Land’s platforms, meeyland.com and meeykhach.net, which allow third-party users to post real estate listings and transact, fall within this legal definition. Failure to complete the mandatory registration may result in administrative fines of up to VND 60,000,000 under Decree No. 98/2020/ND-CP (as amended by Decree No. 24/2025/ND-CP). In addition, Decree No. 24/2025/ND-CP introduces administrative penalties for certain violations in online transactions of up to VND 70,000,000, together with remedial measures such as the revocation of the “.vn” domain name of the relevant e-commerce website or the removal of the mobile application from application stores.

Social Network Regulations

Under Decree No. 147/2024/ND-CP on the management, provision, and use of internet services and cyber information, agencies, organizations, and enterprises providing social network services in Vietnam are required to obtain a Social Network License if the social network has more than 10,000 monthly visits or more than 1,000 regular monthly users. Social networks below these thresholds are required to register for certification. A social network is defined as an information system established on the basis of an online portal or an application on the internet, which provides services and tools enabling users to provide, exchange, interact, and share information with one another. The decree also requires social media users to authenticate their accounts using mobile phone numbers or personal identification numbers; only authenticated accounts are permitted to post information, livestream, comment, or share content. Failure to comply may result in administrative fines and, in serious cases, suspension of social network operations for up to three months or revocation of the relevant social network license or notification certificate.

Foreign Investment Regulations

Under the Law on Investment No. 143/2025/QH15 (effective March 1, 2026), which replaced the former Law on Investment No. 61/2020/QH14, a Vietnamese individual or entity making an overseas investment is generally required to obtain an Overseas Investment Registration Certificate (“OIRC”) from the Ministry of Finance prior to commencing the investment activity. However, Decree No. 103/2026/ND-CP (dated March 31, 2026) implementing the Law on Investment 2025 provides under Article 18.1 that an overseas investment project shall be exempt from the OIRC requirement if (i) the total investment capital is less than VND 7,000,000,000 (approximately US$280,000), and (ii) the investment is not in a conditional business sector as specified in Article 41 of the Law on Investment 2025. Notwithstanding such exemption, Article 18.5 of Decree No. 103/2026/ND-CP requires the investor to declare the investment on the National Investment Information System and to register foreign exchange transactions with the State Bank of Vietnam. In addition, under the Law on Investment 2025, the acquisition of shares in a Vietnamese company by a foreign investor may be subject to specific conditions and approval requirements depending on the industry sector and ownership thresholds.

Enterprise Regulations

Under the Law on Enterprises No. 59/2020/QH14, a joint stock company is required to establish and maintain a shareholders’ register and to issue share certificates to each shareholder recording their respective ownership. The law sets out the rights and obligations of shareholders, including the distinction between ordinary shares (which carry voting rights) and preferred shares (including dividend preferred shares, which may not carry voting rights but entitle holders to preferential dividends). Companies are required to maintain proper corporate records and comply with reporting obligations to the business registration authority.

Real Estate Business Regulations

The Law on Real Estate Business No. 29/2023/QH15 governs real estate business activities in Vietnam, including the conditions for enterprises providing real estate brokerage, consultancy, and trading floor services. Companies operating digital platforms for real estate transactions are subject to compliance with both real estate business regulations and e-commerce regulations.

Data Protection and Cybersecurity

The Law on Cybersecurity No. 24/2018/QH14 currently governs cybersecurity matters in Vietnam; however, this law will be replaced by the Law on Cybersecurity No. 116/2025/QH15 (effective July 1, 2026), which consolidates the former Law on Cybersecurity 2018 and the Law on Cyber Information Security 2015 into a unified legal framework.

With respect to personal data protection, the Law on Personal Data Protection No. 91/2025/QH15 (effective January 1, 2026), together with its implementing Decree No. 356/2025/ND-CP, replaced the former Decree No. 13/2023/ND-CP and now provides a comprehensive framework governing the collection, processing, storage, and transfer of personal data. Companies operating digital platforms that process personal data of users in Vietnam must ensure that they have a lawful basis for processing (including obtaining consent from data subjects where required), comply with transparency and security obligations, and, in certain cases such as large-scale or high-risk processing or cross-border transfers, appoint a Data Protection Officer, conduct data protection impact assessments, and comply with applicable data localization and cross-border transfer conditions under the Personal Data Protection Law and the Cybersecurity Law.

Tax Regulations

Vietnamese tax regulations applicable to enterprises include: (i) Corporate Income Tax (“CIT”) at a standard rate of 20% on taxable income; (ii) Value Added Tax (“VAT”) at a standard rate of 10%, with a temporary reduction to 8% for eligible goods and services (excluding, among others, real estate, financial services, banking, and securities) through December 31, 2026 pursuant to Resolution No. 204/2025/QH15; (iii) Personal Income Tax (“PIT”) on employment income at progressive rates ranging from 5% to 35%; and (iv) withholding taxes on payments to foreign entities, including interest, royalties, and service fees, at rates determined by applicable double tax treaties or domestic law. Dividends paid to foreign corporate shareholders are currently not subject to withholding tax, as dividend income has already been subject to CIT at the enterprise level; however, dividends paid to individual shareholders (including non-resident individuals) are subject to personal income tax at a rate of 5%.

For a detailed discussion of the tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, see “Material Vietnamese Tax Considerations.”

Regulatory Overview of Singapore

MANAGEMENT

The following table sets forth the names, ages and titles of our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices located at Floor 5, Building 97-99 Lang Ha, Dong Da Ward, Hanoi City.

Name	Age	Title
Hoang Mai Chung	[11.23.76]	President and Chairman of the Board
Ly Kieu Anh Nguyen	[3.3.98]	Chief Executive Officer
Duc Tai Nguyen	[6.2.91]	Chief Financial Officer

Hoang Mai Chung has served as our President and Chairman of our Board of Directors since January, 2019. Since January 2019, Mr. Chung has served as Chairman of the Board of Meey Land Group Joint Stock Company (“Meey Land”), a company that offers technology and digital solutions for the real estate industry. At Meey Land, Mr. Chung leads business development, development of the real estate technology ecosystem and managing key strategic initiatives of the company. From January 2010 through December 2018, he conducted Vietnamese real estate market research, and developed technology-based business models. Mr. Chung was founder and director of VCTel Company Limited (“VCTel”), an e-commerce, telecommunications and information technology services company from January 2004 to December 2009. He founded and managed VCTel and developed e-commerce and telecom services, overseeing business operations and corporate development. From January 2001 to December 2003, Mr. Chung acted as business executive and director for Postal Equipment Service Center, a company providing telecommunications equipment, responsible for managing the center’s operations and developing value-added services for postal and telecommunications equipment. Mr. Chung attended Vietnam National University where he earned a bachelor’s degree in applied mathematics and informatics and Apollos University where he received an honorary doctorate. We believe that Mr. Chung is well qualified to serve as our President and Chairman of our Board of Directors because of his extensive experience in technology, real estate, and corporate management.

Ly Kieu Anh Nguyen has served as our Chief Executive Officer and a member of our Board of Directors since January, 2026. Since January 2026, she has served as Chief Executive Officer of Meey Land. Ms. Nguyen served as Head of Business for R&H Group Joint Stock Company’s (“R&H Group”) Kaiser Network (“Kaiser”) from December 2023 to January 2025. Kaiser is a deep tech company which created a decentralized physical infrastructure network aiming to optimize the compute distribution to AI models training and inferencing. From 2022 to 2023, she served as Blockchain Advisor to Group Rainbow Partners, a leading consulting firm in France focused on digital transformation. She has served on the Board of Directors of Meey Land since 2025. Ms. Nguyen received her B.A. degree in business administration and logistics from the Université de Bourgogne, her Master’s degree in management and logistics from Université de Champagne-Ardenne and a Master’s degree in engineering from Université de Technologie de Troyes. We believe that Ms. Nguyen is well qualified to serve at our Chief Executive Officer and a member of our Board of Directors because of her knowledge of and experience in infrastructure network development and blockchain technology.

Duc Tai Nguyen is our Chief Financial Officer, serving in that capacity since September, 2022. He currently serves as Chief Financial Officer of Meey Land which role he commenced in September 2022. As Chief Financial Officer of Meey Land, Mr. Nguyen has advised its board of directors on developing Meey Land’s overall financial strategy, has managed the finance department’s operations, has overseen the effectiveness of financial and accounting operations, cost control, capital development and international listing planning. Prior to that, from January 2019 to August 2022, he served as Chief Financial Officer of R&H Group performing functions similar to those he performs at Meey Land. From October 2013 to December 2017, he served as Financial Investment Supervisor and Manager at Vinaconex Corporation where he also oversaw financial operations of the company and its affiliates, evaluated business performance of the company’s portfolio, and led several equity restructuring initiatives, as well as serving on the Supervisory Board of the company’s major affiliates. He earned his bachelor’s degree in corporation accounting from Academy of Finance and master’s degree in finance-banking from Academy of Finance. Based on his extensive experience in the role of Chief Financial Officer and related roles for several companies, we believe Mr. Nguyen is well qualified to serve as our Chief Financial Officer.

Compensation of Executive Officers and Directors

The aggregate compensation paid by the Company to our Executive Officers and Directors for the year ended __________________, 202__ was approximately $[*]. We did not pay any compensation to members of our Board for board services other than attendance fees in the aggregate amount of $[•].

Employment Agreements and Director Offer Letters

We currently have employment agreements with our Executive Officers or our Directors.

Incentive Executive Compensation Clawback Policy

Prior to the consummation of the IPO, the compensation committee will adopt the Executive Compensation Clawback Policy (the “Recovery Policy”), which adheres to the listing standards of Nasdaq and the rules of the SEC. The Recovery Policy will require the compensation committee to recoup certain cash and equity incentive compensation paid to or deferred by certain executives in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws. Under the Recovery Policy, the compensation committee will require recoupment if it determines that incentive-based compensation received by an executive exceeds the amount of incentive-based compensation that otherwise would have been received, had it been calculated based on the restated amounts.

Corporate Governance Practices

As a foreign private issuer whose Ordinary Shares will be listed on Nasdaq, we will have the option to follow certain Cayman Islands corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

•        we do not intend to comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our board of directors be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•        we do not intend to comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend and will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present;

•        we do not intend to comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and will follow home country practice that permits us not to solicit proxies;

•        we do not intend to comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than 331∕3% of the outstanding voting stock;

•        we do not intend to comply with the requirement under Nasdaq Listing Rule 5630 that the audit committee or another independent body of the board of directors review and oversee all related party transactions; and

•        we do not intend to comply with the requirements under Nasdaq Listing Rule 5635 relating to matters requiring shareholder approval to take the actions set out in Nasdaq Listing Rule 5635.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers.

We expect to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the rules and regulations adopted by the SEC and other existing rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Description of Share Capital” for an overview of our corporate governance principles.

Board of Directors

Powers and Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering memorandum and articles of association, the powers of our board of directors include, among others, (i) convening shareholders’ general meetings, (ii) declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of our Company lawfully available therefor, (iii) appointing and removing any natural person or corporation, whether or not a director to hold such office in our Company as the directors may think necessary for the administration of our Company, and (iv) approving the transfer of shares of our Company. In addition, in case of an equality of votes, the chairman of the meeting of the directors of our company shall have a second or casting vote.

Terms of Directors and Executive Officers

The Company may by ordinary resolution appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the board of directors. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision.

A director may be removed from office by ordinary resolution of shareholders, notwithstanding anything in our articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; (v) is prohibited by law from being a director; and (vi) is removed from office pursuant to any other provision of our articles of association.

Our directors may from time to time appoint any natural person or corporation, whether or not a director to hold such office in the Company as the directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the directors may think fit.

Number and Terms of Office of Officers and Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect that our Board will consist of __ (___) members, who will serve until _________.

There are no family relationships among any of our directors or executive officers.

Director Independence and Committees of the Board of Directors

Director Independence

We intend to rely on the “foreign private issuer exemption”, and therefore we do not intend to comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our board of directors be independent (although all of the members of the audit committee must be independent under the Exchange Act).

Of our prospective directors, we have determined that ______ are “independent” directors under the Nasdaq listing standards, while __ are not independent under such standards. We have also determined that each of the three prospective members of the Audit Committee is “independent” for purposes of Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder and under the Nasdaq listing standards. Further, the Board has determined that each of the two prospective members of both the Compensation Committee and the Nominating and Corporate Governance Committee is “independent” under the Nasdaq listing standards. We intend to add independent directors and adopt the policies and procedures set forth below in order to meet listing requirements of Nasdaq, in accordance with the phase-in provisions of Nasdaq Rule 5615(b). In making determinations concerning independence of members of our board and the committees thereof, our board will consider the relationships that each such person has with our Company and all the other facts and circumstances our board deems relevant in determining independence, including the beneficial ownership of our capital stock by each such person.

Our board of directors has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our board of directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist our company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Upon our listing on the Nasdaq, each committee’s charter will be available on our website at [www.___________.com]. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

__________, ____________ and [*] will serve on the audit committee, which will be chaired by _________. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated _________ as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•        appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

•        monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•        preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing earnings releases.

Compensation committee

____________ and _____________ will serve on the compensation committee, which will be chaired by _________. Our board of Directors has determined that each such member satisfies the “independence” requirements of Nasdaq. The compensation committee’s responsibilities include:

•        evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

•        reviewing and recommending to the board of Directors the cash compensation of our other executive officers;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our compensation and similar plans;

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and approving our policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the board of Directors the compensation of our Directors; and

•        preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

____________ and ____________ will serve on the nomination committee, which will be chaired by ___________. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq [Capital] Market rules. The nomination committee’s responsibilities include:

•        developing and recommending to the board of Directors criteria for board and committee membership;

•        establishing procedures for identifying and evaluating Director candidates, including nominees recommended by shareholders; and

•        reviewing the composition of the board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Business Conduct and Ethics and Insider Trading Policy

Effective upon consummation of this offering, our Board will adopt a Code of Ethical Conduct and an Insider Trading Policy. We will file a copy of each as an exhibit to the registration statement filed in connection with our initial public offering. Once filed, you can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. The Code of Ethics will also be available on our website at www.____________. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics or Insider Trading Policy in a Current Report on Form 6-K.

Limitation of Directors Liability and Indemnification

We plan to enter into indemnity agreements with all of our directors and named executive officers whereby we will agree to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against liabilities, costs, charges, expenses, judgments, settlements, compensation and other awards, damages and losses (including any direct, indirect or consequential losses and all interest, penalties, fines, taxes and legal costs (calculated on a full indemnity basis) and all other reasonable professional costs and expenses) in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer of ours, except where, amongst other things, the Board reasonably determines arises out of, or is attributable to, the director or officer’s fraud, willful default, willful misconduct, reckless conduct, dishonesty, deliberate criminal conduct or act of bad faith.

Prior to the consummation of the offering, we will have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which, will be specified in the Nominating and Corporate Governance Committee’s charter, will generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of Ordinary Share (i) prior to the filing of this prospectus and (ii) as adjusted to reflect the sale of our Ordinary Shares in this offering for:

•        each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•        each of our executive officers and members of our Board of Directors individually; and

•        all of our current Directors and executive officers and members of our Board of Directors as a group.

The number of Ordinary Shares beneficially owned before the offering are based on [*] Ordinary Shares issued and outstanding as of the date of this prospectus.

The information presented below regarding beneficial ownership of our Ordinary Shares has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities.

The percentage of shares beneficially owned before the offering is computed on the basis of [*] Ordinary Shares outstanding prior to the filing of this prospectus. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, and assumes no exercise of the underwriters’ option to purchase additional Ordinary Shares.

Ordinary Shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group.

Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address of each person listed on the table is in care of Meey Global Corp at our principal executive office in Vietnam is located at 5th Floor, Building 97-99 Lang Ha, Dong Da Ward,
Hanoi City.

	Before Offering		After Offering
Name	Number of Ordinary Shares	Percentage of Outstanding	Number of Ordinary Shares	Percentage of Outstanding
Hoang Mai Chung
Ly Kieu Anh Nguyen
Duc Tai Nguyen
Director
Director
Director
All Directors and Executive Officers as a Group (___ Persons)
5% or Greater Shareholders

RELATED PARTY TRANSACTIONS

We plan to adopt an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee. In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” we describe below transactions since April 1, 2024, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Names of the related parties	Relationship with the Group
Mr. Hoang Mai Chung	Principal shareholder of the Group and Chairman of Board of Directors
Meey Community Joint Stock Company (“Meey Community”)	Principal shareholder of Meey Land
MEY NETWORK CO., LTD. (“Mey Network”)	An entity controlled by Mr. Hoang Mai Chung

Shareholder Loan

	As of March 31,
	2025	2024
Borrowings from Mr. Hoang Mai Chung, current	19,504,414	7,697,094
Total shareholder loan, current	19,504,414	7,697,094
	As of March 31,
	2025	2024
Borrowings from Mr. Hoang Mai Chung, non-current	—	19,612,177
Borrowings from Meey Community, non-current	—	3,602,999
Total shareholder loan, non-current	—	23,215,176

From time to time, Mr. Hoang Mai Chung and Meey Community lent money to Meey Land to support Meey Land’s business operations. The loan terms range from 12 months to 24 months, or payable on demand. The loans are unsecured and non-interest bearing.

During the years ended March 31, 2025 and 2024, Mr. Hoang Mai Chung lent a total of $8,277,554 and $8,291,163 to Meey Land and Meey Finance, respectively. During the years ended March 31, 2025 and 2024, Meey Land and Meey Finance repaid a total of $1,887,919 and $58,134 to Mr. Chung, respectively. On January 20, 2025, Mr. Chung and Meey Community converted a total of $16,812,901 loans due to them into equity of Meey Land Group Joint Stock Company. As Meey Land does not establish a share structure to separate shares from additional-paid-capital, the entire amount of the converted liabilities of was recognized as share capital, with a corresponding reduction in liabilities.

Amount due from a related party

	As of March 31,
	2025	2024
Payment on behalf of Mey Network	853,141	—
Total Amount due from a related party	853,141	—

During the year ended March 31, 2025, Meey Land made several payments totalling $853,141 on behalf of Mey Network, an entity controlled by the Chairman Mr. Hoang Mai Chung. Subsequently, the Group, Mey Network, and Mr. Hoang Mai Chung, entered into a tripartite agreement that all parties agree to offset the entire receivable balance due from Mey Network against the loan payable due to Mr. Hoang Mai Chung.

Transactions Involving Meey Finance

Prior to October 2024, Meey Finance Technology Joint Stock Company (“Meey Finance”) was an entity controlled by Mr. Hoang Mai Chung. On October 1, 2024, newly issued shares of Meey Finance were formally registered, resulting in Meey Land holding 84.5% of the equity interest and voting rights of Meey Finance.

On March 20, 2026, Meey Land transferred its entire 84.5% equity interest in Meey Finance to an entity under common control of Mr. Hoang Mai Chung. Following the completion of such transfer, Meey Finance ceased to be a subsidiary of Meey Land and is no longer a member of the Group.

DESCRIPTION OF SHARE CAPITAL

A copy of our Memorandum and Articles of Association is filed as an exhibit to the registration statement of which this prospectus is a part. We are a Cayman Islands exempted company and our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$23,000 divided into 2,300,000,000 shares of par value of US$0.00001 each. As of the date of this prospectus, there are [2,300,000] Ordinary Shares issued and outstanding. All of our Ordinary Shares issued and outstanding prior to the completion of this offering are and will be fully paid, and all of our Ordinary Shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our currently effective memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital upon the completion of this offering will be [US$23,000 divided into 2,300,000,000 shares of par value of US$0.00001 each] The following are summaries of material provisions of our post-offering memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares that we expect will become effective upon the closing of this offering.

Objects of Our Company

Under our post-offering memorandum and articles of association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote for their shares.

Dividends

Our post-offering memorandum and articles of association provide that subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. In addition, subject to any rights and restrictions for the time being attached to any shares, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

No shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of shares carrying the right to vote held by him have been paid. At any general meeting a resolution put to the vote of the meeting shall be decided by poll. Subject to any rights and restrictions for the time being attached to any share, every shareholder present in person or represented by its duly authorized representative or proxy shall have one (1) vote for each ordinary share of which such shareholder is the holder. On a poll votes may be given either personally or by proxy.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Accordingly, we may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting. The annual general meeting shall be held at such time and place as may be determined by the directors in accordance with our post-offering memorandum and articles of association. If the directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of communication facilities. Without limiting the generality of the foregoing, the directors may determine that any general meeting may be held as a virtual meeting.

The chairman or a majority of the directors (acting by a resolution of the board) may call general meetings. General meetings shall also be convened on the written requisition of one or more of the shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. Advance notice of at least ten (10) clear days is required for the convening of any general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of the presence of one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all shares in issue and entitled to vote at such general meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company, the chairman or a majority of the directors (acting by a resolution of the board) will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Redemption and Purchase of Own Shares

Subject to the Companies Act and our post-offering memorandum and articles of association, we may:

(a)     issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. the redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by the board;

(b)    purchase its own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the board, or are otherwise authorized by our post-offering memorandum and articles of association; and

(c)     make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.

Transfer of Ordinary Shares

Subject to any applicable requirements set forth in our post-offering memorandum and articles of association and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in any other form approved by our board of directors, executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in the register of members in respect of the relevant shares.

Our directors may in their absolute discretion decline to register any transfer of shares which is not fully paid up or on which the Company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

•        a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by the Nasdaq rules, be suspended and the register of members closed at such times and for such periods as our board of directors may in their absolute discretion from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of members closed for more than thirty calendar days in any calendar year.

Issuance of Additional Shares

Our post-offering memorandum and articles of association authorize our board of directors to issue, allot, or otherwise dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine, to the extent of available authorized but unissued shares.

Liquidation

If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

Calls on Shares and Forfeiture of Shares

Subject to the terms of the allotment, the directors may from time to time make calls upon the shareholders in respect of any moneys unpaid on their shares, and each shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. If a shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued. The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Redemption, Repurchase and Surrender of Shares.

Subject to the provisions of the Companies Act and our post-offering memorandum and articles of association, we may by action of our directors: (a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder, in such manner and upon such terms as may be determined, before the issue of such shares, by our directors; (b) purchase our own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the directors, or are otherwise authorized by our memorandum and articles of association; and (c) make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following the date on which the payment out of capital is proposed to be made, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shares outstanding. In addition, our directors may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

Whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company.

Inspection of Books and Records

Holders of our Ordinary Shares have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records (save for our register of mortgages and charges, our memorandum and articles of association and special resolutions of our shareholders). Under Cayman Islands law, the names of current directors of our company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. See “Where You Can Find Additional Information.”

Changes in Share Capital

Subject to the Companies Act, our Company may from time to time by ordinary resolutions:

•        increase its share capital by new shares of such amount as it thinks appropriate;

•        consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•        divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorised by the company, no resolution of the Company in general meeting is required for the issuance of shares of that class and the directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

•        subdivide its shares, or any of them, into shares of an amount smaller than that fixed by our memorandum and articles of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•        cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may by special resolution, reduce our share capital in any manner authorized by the Companies Act.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our members, together with a statement of the shares held by each member which: (i) distinguishes each share by its number (so long as the share has a number; (ii) confirms the amount paid or agreed to be considered as paid, on the shares of each member, (iii) confirms the number and category of shares held by each member, and (iv) confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the custodian or its nominee as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Anti-Takeover Provisions

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company

We are an exempted company with limited liability under the Companies Act. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Reconstructions and amalgamations may be approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonably approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Companies Act or that would amount to a “fraud on the minority”. If the transaction is approved, no dissenting member would have any rights comparable to the appraisal rights (namely the right to receive payment in cash for the judicially determined value of his shares), which may be available to dissenting members of corporations in other jurisdictions.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but it is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own dishonesty, willful default or fraud. Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our post-offering memorandum and articles of association provide that a resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company to requisition an extraordinary general meeting of our shareholders, in which case the chairman or a majority of the directors (acting by a resolution of the board) may proceed to convene an extraordinary general meeting. As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by an ordinary resolution, notwithstanding anything in our articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We intend to file an application to have our Ordinary Shares listed on the Nasdaq [Capital] Market under the symbol “_______”. This offering is contingent upon the listing of our Ordinary Shares on Nasdaq. There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq. We will not close this offering unless our Ordinary Shares will be listed on Nasdaq at the completion of this offering.

Transfer Agent and Registrar of Shares

The transfer agent and registrar for our Ordinary Shares is ___________. Its address is ______________, _________, _________.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Ordinary Shares, and we cannot assure you that a significant public market for our Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the possibility of these sales occurring, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of Ordinary Shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Ordinary Shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our Ordinary Shares and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have [*] Ordinary Shares outstanding representing [*] Ordinary Shares.

Our Ordinary Shares will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

We expect that all of our Ordinary Shares and Ordinary Shares will be freely transferable without restriction or registration, except for any Ordinary Shares or ordinary shares purchased by one of our existing affiliates. Ordinary Shares or Ordinary Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 under the Securities Act, as described below. In addition, following this offering and the expiration or waiver of the lock-up agreements described below, ordinary shares issuable pursuant to awards granted under certain of our equity plans will eventually be freely tradable in the public market.

The remaining Ordinary Shares are “restricted shares” as defined in Rule 144. We expect that substantially all of these restricted shares will be subject to the lock-up agreements described below. These Ordinary Shares may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144 and Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell those ordinary shares, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions that would limit the number of ordinary shares such person would be entitled to sell within any three month period to the greater of either of the following:

•        1% of the number of our ordinary shares then outstanding; or

•        the average weekly trading volume of our ordinary shares represented by Ordinary Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, board members, officers, consultants or advisors who purchase ordinary shares or Ordinary Shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell those securities 90 days after the effective date of this offering in reliance on Rule 701, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S under the Securities Act (“Regulation S”) provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We have agreed, subject to limited exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, purchase, contract or grant any option, right or warrant to purchase, or otherwise dispose of any of our shares or Ordinary Shares, or securities convertible into or exchangeable or exercisable for our shares or Ordinary Shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing; or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares or Ordinary Shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of [*]. See “Underwriting.”

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material Vietnamese, Cayman and U.S. federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Ordinary Shares. The summary is based upon the tax laws of Vietnam and regulations thereunder, the laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Vietnamese Tax Considerations

The following is a general summary of the material Vietnamese tax consequences relevant to the acquisition, ownership and disposition of the Ordinary Shares. This summary is based on Vietnamese tax laws and regulations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not constitute legal or tax advice. Prospective investors should consult their own tax advisors regarding the Vietnamese tax consequences of investing in the Ordinary Shares.

Taxation of Dividends

The Ordinary Shares represent equity interests in the Company, which is incorporated in the Cayman Islands. Accordingly, dividends paid by the Company on the Ordinary Shares are not subject to Vietnamese withholding tax, as such dividends are distributed by a non-Vietnamese entity.

At the subsidiary level, under current Vietnamese tax law, dividends paid by a Vietnamese enterprise to a foreign corporate shareholder are not subject to withholding tax, as dividend income has already been subject to corporate income tax at the enterprise level. Dividends paid to individual shareholders (including non-resident individuals) are subject to personal income tax withheld at source at a rate of 5%, subject to any applicable double tax treaty relief. Furthermore, under Circular No. 186/2010/TT-BTC, a foreign-invested enterprise in Vietnam may remit after-tax profits overseas in foreign currencies through a licensed bank in Vietnam only after (i) fulfilling all tax obligations to the Vietnamese government, (ii) completing the corporate income tax finalization, (iii) having no remaining accumulated losses, and (iv) providing duly audited financial statements. The foreign investor or the enterprise must also notify the tax authority prior to remitting profits abroad.

Taxation of Capital Gains

Under Vietnamese tax law, gains derived from the transfer of shares in a Vietnam-incorporated enterprise are subject to tax. The applicable tax rates depend on the status of the transferor:

(a)     Foreign corporate investors (non-resident enterprises): For transfers executed prior to July 1, 2026, the transfer is subject to corporate income tax at a rate of 20% on the net gain (calculated as the transfer price minus the original purchase price and deductible transfer expenses). For transfers executed on or after July 1, 2026, pursuant to the amended Law on Corporate Income Tax, the tax shifts to a flat rate of 2% on the gross transfer price, regardless of whether the transaction results in a net profit or loss.

(b)    Foreign individual investors (non-resident individuals): The transfer is subject to personal income tax at a flat rate of 0.1% of the gross transfer price.

(c)     Domestic corporate investors (resident enterprises): The standard corporate income tax rate of 20% on the net gain applies.

(d)    Domestic individual investors (resident individuals): Personal income tax at a flat rate of 0.1% of the gross transfer price applies, regardless of whether the transaction results in a net profit or loss.

Since the Ordinary Shares represent equity interests in the Company, a Cayman Islands exempted company, and not shares in a Vietnamese enterprise, gains derived from the sale or other disposition of the Ordinary Shares should generally not be subject to Vietnamese capital gains tax. However, investors should note that Vietnamese tax authorities may seek to apply the indirect transfer rules to transactions involving the transfer of shares in a foreign entity that directly or indirectly holds interests in a Vietnamese enterprise. Under these rules, if the sale of the Ordinary Shares is characterized as an indirect transfer of interests in the Company’s Vietnamese subsidiaries, the transaction could be subject to Vietnamese capital gains tax. The application of these indirect transfer rules remains uncertain and subject to interpretation by Vietnamese tax authorities on a case-by-case basis.

Stamp Duty and Transfer Tax

No Vietnamese stamp duty or transfer tax is expected to apply to the acquisition or disposition of the Ordinary Shares by investors, as the Ordinary Shares are equity interests in a Cayman Islands exempted company and will be traded on a stock exchange outside of Vietnam.

Tax Treaties

Vietnam has entered into double tax treaties with numerous jurisdictions, including the United States (the “Vietnam-U.S. Tax Treaty”). The Vietnam-U.S. Tax Treaty may provide relief from Vietnamese taxes on certain types of income (such as dividends, interest, and royalties) paid by Vietnamese entities to U.S. tax residents, subject to the applicable treaty provisions and conditions. However, as the Ordinary Shares are equity interests in a Cayman Islands company and not a Vietnamese company, the Vietnam-U.S. Tax Treaty is generally not expected to be directly relevant to holders of the Ordinary Shares, except to the extent that the underlying Vietnamese subsidiaries make payments subject to Vietnamese tax to entities that are tax residents of the United States.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY.    IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE VIETNAMESE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We will enter into an underwriting agreement with ____________, or the representative, acting as the representative of the underwriters named below with respect to the Ordinary Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of Ordinary Shares

Total	[*]

The underwriters are offering the Ordinary Shares each representing [*] ordinary shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase the Ordinary Shares offered by this prospectus is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the Ordinary Shares offered hereby (other than those covered by the over-allotment option described below) if any of the Ordinary Shares are purchased. Ordinary Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any Ordinary Shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $_____ per Ordinary Share. If all of the Ordinary Shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Ordinary Shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the date of the closing of this offering, to purchase up to an additional [*] Ordinary Shares at the initial public offering price, less the underwriting discounts and commissions.

Discounts, Commissions and Expenses

The underwriters propose to offer the Ordinary Shares purchased pursuant to the underwriting agreement to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[•] per Ordinary Share. After this offering, the public offering price, concession and reallowance to dealers may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the underwriting discounts and commissions payable to the underwriters by us, assuming an initial public offering price of $[*] per Ordinary Share (which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus): in connection with this offering (assuming both the exercise and non-exercise of the underwriters’ over-allotment option to purchase additional Ordinary Shares):

	Per Ordinary Share	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by us(1)	$	$	$
Proceeds to us before expenses	$	$	$

____________

(1)      We have agreed to pay the underwriters a discount equal to ___% of the gross proceeds of this offering.

We have paid the Representative an expense advance of $_______ upon signing of the engagement agreement (the “Advance”). Any portion of the Advance not used shall be returned back to us in accordance with FINRA Rule 5110(f)(2)(C). In addition, we have agreed to reimburse the Representative (a) for the fees and expenses of its legal counsel in connection with the offering in an amount not to exceed $_______, limited to $______ if the offering is not consummated, and (b) all fees, expenses, and disbursements relating to background checks of our directors and officers in an amount not to exceed $_______ in the aggregate.

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, during the period ending 180 days after the closing of this offering, or the Lock-Up Period, (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Ordinary Shares; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or Ordinary Shares, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of our Ordinary Shares, Ordinary Shares, other shares of our capital stock or such other securities, in cash or otherwise, subject to certain exceptions. In addition, each of our directors, executive officers and any other holder(s) of our outstanding Ordinary Shares as of the date of this prospectus (and all holders of securities exercisable for or convertible into our Ordinary Shares shall enter into customary “lock-up” agreements in favor of the Representative pursuant to which such persons and entities shall agree, for a period of 180 days after the closing of this offering, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, subject to customary exceptions.

Pricing of the Offering

Prior to this offering, there has been no public market for our Ordinary Shares or Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of Ordinary Shares in excess of the number of Ordinary Shares such underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by such underwriter is not greater than the number of Ordinary Shares that they may purchase in the over-allotment option. In a naked short position, the number of

Ordinary Shares involved is greater than the number of Ordinary Shares in the over-allotment option. Such underwriter may close out any covered short position by either exercising their over-allotment option and/or purchasing Ordinary Shares in the open market.

•        Syndicate covering transactions involve purchases of the Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Ordinary Shares to close out the short position, the underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Ordinary Shares through the over-allotment option. A naked short position occurs if the underwriters sell more Ordinary Shares than could be covered by the over-allotment option. This position can only be closed out by buying Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

The underwriters may also engage in passive market making transactions in our Ordinary Shares. Passive market making may stabilize the market price of our Ordinary Shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Ordinary Shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq [Capital] Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Affiliations

Each underwriter and its respective affiliates are a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Application for Nasdaq Listing

We have applied to have our Ordinary Shares approved for listing on The Nasdaq [Capital] Market under the symbol “_____.” We will not consummate and close this offering without a listing approval letter from The Nasdaq [Capital] Market. Our receipt of a listing approval letter is not the same as an actual listing on The Nasdaq [Capital] Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If the application is approved, trading of our Ordinary Shares on The Nasdaq [Capital] Market will begin within [five days] following the closing of this offering. If our Ordinary Shares are listed on The Nasdaq [Capital] Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Australia

This prospectus:

•        does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•        does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Ordinary Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Ordinary Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Canada

Resale restrictions.    The distribution of the Ordinary Shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Ordinary Shares are made. Any resale of the Ordinary Shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers.    By purchasing Ordinary Shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•        the purchaser is entitled under applicable provincial securities laws to purchase the Ordinary Shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions;

•        the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•        where required by law, the purchaser is purchasing as principal and not as agent; and

•        the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest.    Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory Rights of Action.    Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights.    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment.    Canadian purchasers of Ordinary Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Ordinary Shares in their particular circumstances and about the eligibility of the Ordinary Shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our Ordinary Shares. This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Ordinary Shares have been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Dubai International Financial Centre, or the DIFC

This prospectus relates to an Exempt Offer of the Dubai Financial Services Authority, or the DFSA, in accordance with the Markets Rules 2012 of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no Ordinary Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Ordinary Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

For the purposes of this provision, the expression an “offer to the public” in relation to any Ordinary Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in Japan

Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Ordinary Shares.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the People’s Republic of China, or the PRC, and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC includes only mainland China.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Ordinary Shares.

Notice to Prospective Investors in United Arab Emirates

The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee, the FINRA filing fee, and the listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$
Nasdaq [Capital] Market Listing Fee	US$
FINRA Filing Fee	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Printing and Engraving Expenses	US$
Transfer Agent Fees and Expenses	US$
Miscellaneous Expenses	US$
Total Expenses	US$

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Certain legal matters of Vietnamese law will be passed upon for us by T&Kim Global. Loeb & Loeb LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters will be passed upon for the underwriters by __________________.

EXPERTS

The financial statements for Meey Global Corp as of March 19, 2026, and for the period from March 19, 2026 (date of incorporation) to March 19, 2026, included in this prospectus have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as stated in their report appearing herein.

The consolidated financial statements for Meey Land Group Joint Stock Company and its subsidiaries as of March 31, 2025 and 2024, and the years ended March 31, 2025 and 2024, included in this prospectus have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as stated in their report appearing herein

These financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Meey Land Group Joint Stock Company
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEEY GLOBAL CORP
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Meey Land Group Joint Stock Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meey Land Group Joint Stock Company (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant negative operating cash flow and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP
We have served as the Company’s auditor since 2025.

Guangzhou, China
May 27, 2026

Meey Land Group Joint Stock Company
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND 2024
Expressed in U.S. Dollars (“US$”)

	As of March 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	720,253	1,747,516
Restricted cash	7,820	8,056
Accounts receivable	190,651	195,775
Prepaid expenses and other current assets	3,693,038	3,879,659
Due from a related party	853,141	—
Financing receivable	1,716,569	191,984
Properties held for sale	1,546,032	—
Total current assets	8,727,504	6,022,990

Non-current assets
Property and equipment, net	971,480	1,277,076
Operating lease right-of-use assets	981,221	1,344,542
Other long-term assets	368,660	133,230
Total assets	11,048,865	8,777,838

Liabilities
Current liabilities
Accounts payable	19,658	47,141
Accrued employee expenses	326,566	432,868
Contract liability	206,162	184,721
Taxes payable	385,034	394,129
Operating lease liabilities – current	353,123	430,351
Short-term borrowings	291,758	96,400
Short-term borrowings – related parties	19,504,414	7,697,094
Other current liabilities	3,729,406	470,816
Total current liabilities	24,816,121	9,753,520

Non-current liabilities
Operating lease liabilities – non-current	689,063	977,513
Long-term borrowings	28,158	39,558
Long-term borrowings – related parties	—	23,215,176
Total liabilities	25,533,342	33,985,767

Commitments and Contingencies (Note 13)

Shareholders’ Deficit
Share capital	19,121,575	2,308,674
Accumulated other comprehensive income	2,120,689	1,605,268
Accumulated deficit	(34,006,596)	(28,345,591)
Total deficit attributable to the Company’s shareholders	(12,764,332)	(24,431,649)
Non-controlling interests	(1,720,145)	(776,280)
Total deficit	(14,484,477)	(25,207,929)
Total liabilities and shareholders’ deficit	11,048,865	8,777,838

The accompanying notes are an integral part of these consolidated financial statements.

Meey Land Group Joint Stock Company
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
Expressed in U.S. Dollars (“US$”)

	For the years ended March 31,
	2025	2024
Revenues
Technical services	215,864	110,039
Search plan subscription service	59,528	41,700
Advertising agency services	22,225	85,183
Financing income	426,907	—
Total revenues	724,524	236,922

Operating costs and expenses
Funding cost	258,123	—
Sales and marketing expenses	1,008,646	1,074,020
General and administrative expenses	1,673,667	2,074,221
Research and development expenses	4,584,934	4,573,610
Total operating costs and expenses	7,525,370	7,721,851

Loss from operations	(6,800,846)	(7,484,929)

Other income
Other income, net	76,236	3,784
Interest income, net	25,196	10,191
Total other income, net	101,432	13,975

Loss before income taxes	(6,699,414)	(7,470,954)
Income tax expense	—	—
Net loss	(6,699,414)	(7,470,954)
Less: Net loss attributable to non-controlling interests	1,038,409	1,157,998
Net loss attributable to the Company’s shareholders	(5,661,005)	(6,312,956)

Net loss	(6,699,414)	(7,470,954)
Other comprehensive income
Foreign currency translation adjustments	609,965	1,254,236
Total comprehensive loss	(6,089,449)	(6,216,718)
Less: comprehensive loss attributable to non-controlling interests	943,865	963,591
Comprehensive loss attributable to the Company’s shareholders	(5,145,584)	(5,253,127)

The accompanying notes are an integral part of these consolidated financial statements.

Meey Land Group Joint Stock Company
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
Expressed in U.S. Dollars (“US$”)

	Share Capital	Accumulated deficit	Accumulated other income comprehensive income	Total deficit attributable to the Company’s shareholders	Non- controlling interests	Total deficit
Balance as of March 31, 2023	1,278,336	(22,032,635)	545,439	(20,208,860)	—	(20,208,860)
Net loss	—	(6,312,956)	—	(6,312,956)	(1,157,998)	(7,470,954)
Shareholder contribution	1,030,338	—	—	1,030,338	187,311	1,217,649
Foreign exchange adjustments	—	—	1,059,829	1,059,829	194,407	1,254,236
Balance as of March 31, 2024	2,308,674	(28,345,591)	1,605,268	(24,431,649)	(776,280)	(25,207,929)
Net loss	—	(5,661,005)	—	(5,661,005)	(1,038,409)	(6,699,414)
Debt to equity conversion	16,812,901	—	—	16,812,901	—	16,812,901
Foreign exchange adjustments	—	—	515,421	515,421	94,544	609,965
Balance as of March 31, 2025	19,121,575	(34,006,596)	2,120,689	(12,764,332)	(1,720,145)	(14,484,477)

The accompanying notes are an integral part of these consolidated financial statements.

Meey Land Group Joint Stock Company
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
Expressed in U.S. Dollars (“US$”)

	For the years ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	(6,699,414)	(7,470,954)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	324,787	322,708
Loss on disposal of equipment	7,810	10,103
Amortization of operating lease right-of-use assets	470,856	439,677
Gain on satisfaction of financing receivables	(128,451)	—

Changes in operating assets and liabilities
Accounts receivable	5,124	31,672
Prepaid expenses and other current assets	186,621	(912,486)
Due from a related party	(853,141)	—
Other long-term assets	(37,535)	25,113
Accounts payable	(27,483)	47,141
Accrued employee expenses	(106,302)	(80,988)
Contract liability	21,441	184,721
Taxes payable	(9,095)	922
Other current liabilities	532	(1,287)
Lease liabilities	(439,041)	(441,654)
Total net cash used in operating activities	(7,283,291)	(7,845,312)

Cash flows from investing activities:
Purchase of property and equipment	(54,778)	(88,168)
Payments made for providing financing arrangements	(4,913,982)	(197,905)
Collection of repayments from financing arrangements	1,732,155	—
Proceeds from disposal of equipment	72	7,550
Total net cash used in investing activities	(3,236,533)	(278,523)

Cash flows from financing activities:
Proceeds of borrowings from bank and third parties	708,472	83,049
Repayments of borrowings from bank and third parties	(550,082)	(10,165)
Proceeds from investors of financing arrangements	23,981,186	547,540
Repayments to Investors of financing arrangements	(20,669,200)	(62,203)
Proceeds of borrowings from related parties	8,277,554	8,291,163
Repayments of borrowings from related parties	(1,887,919)	(58,134)
Shareholder contribution	—	1,217,649
Total net cash provided by financing activities	9,860,011	10,008,899

Effect of exchange rate changes	(367,686)	(265,863)

(Decrease) increase in cash and restricted rash	(1,027,499)	1,619,201
Cash and restricted cash at beginning of year	1,755,572	136,371
Total cash, cash equivalents and restricted cash at end of year	728,073	1,755,572

Meey Land Group Joint Stock Company
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
Expressed in U.S. Dollars (“US$”)

	For the years ended March 31,
	2025	2024
Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash and cash equivalents	720,253	1,747,516
Restricted cash	7,820	8,056
Total cash, cash equivalents and restricted cash at end of year	728,073	1,755,572
Supplemental cash flow information:
Cash paid for interest expense	2,228	3,983
Non-Cash activities:
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	18,137	156,986
Conversion of debt into equity	16,812,901	—
Satisfaction of financing receivables through properties	1,417,581	—
Purchase of property and equipment included in other current liabilities and borrowings	31,861	55,277
Purchase of property and equipment deducted in prepaid expenses and other current assets	—	24,577

The accompanying notes are an integral part of these consolidated financial statements.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 1 Description of Business and Organization

a)      Company and background

Meey Land Group Joint Stock Company (the “Company”) was established on August 15, 2019, as a joint stock company incorporated and operating in Hanoi City, Vietnam. The Company, together with its wholly-owned subsidiaries (collectively, the “Group”), primarily operates in the prop-tech (property technology) industry, focusing on the design and development of digital platforms and technology solutions that serve the real estate sector.

On September 5, 2024, the Company acquired 84.5% of the equity interest of Meey Finance Technology Joint Stock Company (“Meey Finance”) from the Company’s controlling shareholder and Chairman of the Board of Directors, Mr. Hoang Mai Chung. Meey Finance was established on October 18, 2023, as a joint stock company incorporated and operating in Hanoi City, Vietnam.

Meey Finance operates in the digital finance and real estate sectors since February 2024 and started to generate financing income during the fiscal year of 2025. Meey Finance acts as an intermediary to arrange and organize financial transactions secured by real estate. Meey Finance does not operate as a traditional credit institution but focuses on designing transaction structures, conducting due diligence, valuing assets, and arranging financing transactions. The financing transactions are usually implemented flexibly through various agreements such as investment partnerships, asset transfers with buyback rights, power of attorney, and guarantee of obligations.

From inception to the time of acquisition, Meey Finance and the Company, are effectively controlled by the same shareholder, who is the Chairman of the Company, therefore the acquisition is accounted for in accordance with ASC 805-50 “Transactions Between Entities Under Common Control” using the pooling-of-interests method. Since this acquisition transaction combines two commonly controlled entities that historically have not been presented together, the resulting financial statements are effectively considered to be those of a different reporting entity. The change in reporting entity requires retrospective combination of the entities for all periods presented as if the combination had been in effect since inception of common control in accordance with ASC 805-50 and ASC 250-10. The combined financial statements of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the inception of Meey Finance. Results of operations for the periods presented comprise those of the previously separate entities combined from the inception of Meey Finance to the acquisition date eliminating the effects of intra-entity transactions. The difference between the consideration paid and the net assets “acquired” is reflected as an equity transaction and recorded in additional paid in capital. These consolidated financial statements reflect the adjustments and acquisition of Meey Finance for all periods presented.

As of March 31, 2025, the Company owns 84.5% of equity interest and voting rights in Meey Finance. On March 20, 2026, Meey Land transferred its entire 84.5% equity interest in Meey Finance to an entity under common control of Mr. Hoang Mai Chung. Following completion of such transfer, Meey Finance ceased to be a subsidiary of the Company. The Company does not have other subsidiaries.

b)      Reorganization

In preparation for the proposed offshore listing, the Group undertook a series of restructuring transactions during 2026 to establish Meey Global Corp as the offshore holding company of the Group. The key steps of the Reorganization are summarized as follows:

On January 22, 2026, Meey Vietnam Joint Stock Company (“Meey Vietnam”) was incorporated in Vietnam as an intermediate holding company. On the same date, certain shareholders contributed their equity interests in Meey Land Group Joint Stock Company (“Meey Land”) to Meey Vietnam in exchange for newly issued shares of Meey Vietnam.

On March 19, 2026, Meey Global Corp was incorporated under the laws of the Cayman Islands as the proposed offshore listing vehicle of the Group.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 1 Description of Business and Organization (cont.)

On March 26, 2026, Meey Holding Singapore Pte. Ltd. (“MHS”) entered into share purchase agreements to acquire approximately 99.94% of the equity interests in Meey Vietnam.

On April 23, 2026, MHS was formally recognized as the foreign investor shareholder of Meey Vietnam under Vietnamese law.

On May 5, 2026, Meey Global Corp completed the offshore holding structure through its acquisition of 100% equity interests in MHS and became the ultimate parent company of the Group.

The reorganization represented a restructuring of entities under common control. Accordingly, upon completion of the Reorganization, the financial statements of the Company will be presented as if Meey Land and its subsidiaries had been consolidated subsidiaries of Meey Global Corp. for all periods presented, using the historical carrying values of the assets and liabilities of the subsidiaries.

Note 2 Summary of Significant Accounting Policies

a)      Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

b)      Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiary. All intercompany balances and transactions have been eliminated upon consolidation.

c)      Going Concern

The Group incurred a net loss of USD 6.7 million for the year ended March 31, 2025. As of March 31, 2025, the accumulated losses of the Group amounted to USD 34 million, and the Group’s current liabilities exceeded its current assets by USD 16.1 million. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

In order to alleviate the pressure on liquidity, the Group is actively engaged with existing stakeholders to secure additional equity and debt financing. The Group’s major shareholders have confirmed their commitment to provide financial support as needed, including short-term funding and capital injections, to ensure the Group’s operational stability and long-term growth. Management is implementing targeted measures to enhance working capital efficiency, including accelerating receivables collection and improving turnover of properties held for sale.

However, there can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, these consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

d)      Non-controlling Interests

Non-controlling interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Group. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests’ operating results are presented on the face of the consolidated statements of operation and comprehensive loss as an allocation of the total loss for the year between non-controlling shareholders and the shareholders of the Company. As of March 31, 2025 and 2024, the balance of non-controlling interests amounted to $1,720,145 and $776,280, respectively.

e)      Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue, expenses, other income, and provision for income taxes during the reporting period. Assets and liabilities which are subject to judgment and use of estimates include the useful lives of property and equipment, incremental borrowing rate applied in lease accounting, valuation allowance of deferred tax assets and fair value of properties held for sale. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Actual results could differ from those estimates and any such differences may have a material impact on the consolidated financial statements. There are no significant estimates required to be made by management in preparation of these consolidated financial statements for the years ended March 31, 2025 and 2024.

f)      Fair Value Measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 —	Other inputs that are observable, either directly or indirectly, in the marketplace.
Level 3 —	Unobservable inputs which are supported by little or no market activity.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including primarily cash and cash equivalents, accounts receivable, prepayments and other assets, accounts payable, accrued employee expenses and borrowings, approximates their carrying values due to their short-term maturities. The carrying value of operating lease liabilities approximate their fair values, because the bearing interest rates approximate market interest rate.

Additionally, from time to time, the Group may be required to assess fair value of financial instruments on a non-recurring basis, such as properties held for sale. These non-recurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets. The following is a description of valuation methodologies used for assets recorded at fair value:

Properties held for sale

Properties held for sale, consisting of real estate properties obtained through satisfaction of financing receivables, are typically reported at fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, and adjusted for estimated selling costs (Level 2). At the time of

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

satisfaction of financing receivable through obtaining properties held for sale, any excess of the financing receivable balance over the fair value of the properties obtained is treated as a gain on satisfaction of financing receivable as other income, net in the consolidated statements of operations and comprehensive losses.

g)      Loss per Share

ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income or loss divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2025 and 2024, the Company has not set up ordinary shares nor par value of shares. Instead, all contributions made from shareholders are recorded as share capital. As a result, the basic and diluted EPS are not presented for the years ended March 31, 2025 and 2024.

h)      Foreign Currency Translation

The functional currency of each subsidiary of the Group is the local currency of the county in which the respective subsidiary operates. The Group’s consolidated financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in shareholders’ deficit. Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in foreign exchange (loss) gain of the consolidated statements of operations and comprehensive loss.

Since the Group operates primarily in Vietnam, the functional currency of most subsidiaries of the Group is the Vietnamese Dong (“VND”). The Group’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The VND is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the VND amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the years ended Mach 31,
	2025	2024
Period Ended VND: USD exchange rate	25,576	24,825
Period Average VND: USD exchange rate	25,266	24,082

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

i)       Cash, Cash Equivalents and Restricted Cash

Cash comprises cash on hand and cash in banks. Cash equivalents represent short-term, highly liquid investments with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value. Restricted cash mainly represents the amounts deposited in banks as security deposit for the corporate credit cards.

j)      Accounts Receivable

Accounts receivable is recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. Accounts receivable is recorded at the original amount, net of an allowance for expected credit losses.

k)      Financing Receivables

Financing arrangements that the management has the intent and ability to hold for the foreseeable future, or until pay-off or maturity occurs, are classified as financing receivables, which are recognized at amortized cost, net of loss allowances. Amortized cost is the amount of the uncollected principal balance adjusted for charge-offs, any discounts or premiums, and any deferred fees and/or costs on originated financing arrangements. Financing income is recognized using the effective interest method.

When there are reasonable doubts exist about the collectability of financing receivables, the financing receivables are classified as non-performing, and the Group ceases to recognize financing income until the amount is collected or future collectability is deemed reasonable.

l)       Allowance for Credit Losses

The Group’s accounts receivable and financing receivables are within the scope of Accounting Standards Codification (“ASC”) 326. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses. The Group adopted ASU 2016-13 from January 1, 2023. In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The standard replaced the incurred loss approach with an expected loss model for instruments measured at amortized cost. After review of accounts receivable and other receivables as of January 1, 2023, there is no cumulative-effect adjustment to retained earnings for the beginning balances.

Allowance for Credit Losses — Accounts Receivable

The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, such as customer type, nature of services provided, and historical collection patterns and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. The allowance for expected credit losses is measured based on historical loss experience, adjusted for current conditions and reasonable and supportable forecasts of future economic conditions. In addition, the Group considers macroeconomic factors, customer creditworthiness and aging status of balances in estimating lifetime expected credit losses. For accounts receivable, the Group evaluates credit risk using a forward-looking approach and recognizes an allowance for lifetime expected credit losses when necessary. For the years ended March 31, 2025 and 2024, the provision for credit loss of accounts receivable was nil and nil, respectively.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

Allowance for Credit Losses — Financing Receivables

The allowance for credit losses on financing receivables is measured on a collective (pool) basis when similar risk characteristics exist. The Group’s methodologies for estimating the allowance for credit losses consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions that are expected to exist through the contractual lives of the financial assets and that are reasonable and supportable to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed.

Financing receivables are determined to no longer share similar risk characteristics with other assets when their scheduled payments of principal or interest according to the contractual terms of the financing agreement, have a greater probability of uncollectability based on current information and events. Such events generally occur when there is past due status or non-accrual status. When such events occur, the Group considers the financial asset is collateral-dependent because the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale of the collateral. When it is determined that sale of the collateral is probable, the collateral’s fair value is used to estimate the financial assets expected credit losses for the current reporting period. This fair value is then reduced by the present value of estimated costs to sell. If it is determined that the asset is collateral-dependent, but foreclosure is not probable, an institution can elect to apply the practical expedient to use the collateral’s fair value to estimate the asset’s expected credit loss. The Group elects to utilize the practical expedient. When using the practical expedient on a collateral dependent loan where repayment is reliant upon the sale of the collateral, the fair value of that collateral will be adjusted for estimated costs to sell.

l)       Prepayments and Other Assets

Prepayments and other assets mainly consist of employee advances, advances to suppliers, value added tax deductible and rental deposits. Prepayments and other assets are stated at the historical carrying amount net of the allowance for credit losses. The Group reviews other assets on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Other assets are written off when they are determined to be uncollectible. No allowance and write-off of prepayments and other assets was recorded by the Group for the years ended March 31, 2025 and 2024.

m)    Property and Equipment, Net

Property and equipment, net is stated at cost net of accumulated depreciation and impairment, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of assets as follows:

Leasehold Improvements	Shorter of the lease term or the estimated useful life of the assets
Equipment and furniture	3 – 5 years
Motor Vehicles	3 – 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive loss in other income, net.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

n)      Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition.

If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Group determined there was no impairment of long-lived assets during all periods presented.

o)      Properties Held for Sale

Real estate acquired through financial transactions is initially recognized at fair value less estimated selling costs at the time of acquisition, and may result in a new carrying amount. Physical possession of a real estate property occurs when the Group obtains legal control or when the counter party transfers all interest in the property to fulfill the contractual obligations under the financing arrangement. At the time of initial possession of the real estate property, any excess of the financing receivable balance over the fair value of the real estate obtained is treated as a gain on satisfaction of financing receivables. The property is then actively marketed for sale at a price that is reasonable in relation to its current fair value and the Group classifies the properties obtained as held for sale.

After initial recognition, the Group does not recognize depreciation expenses related to the depreciable assets of the property. Valuations are periodically performed by management and the asset is carried at the lower of carrying amount or fair value less costs to sell. Gains or losses on sales of the properties are recorded in other income, net in the consolidated statements of operations and comprehensive losses. Losses due to the valuation of the properties are recorded in write-downs of properties held for sales. During the years ended March 31, 2025 and 2024, there were no write-downs of properties held for sale.

p)      Payable to Investors

Payable to investors represents the Group’s financial obligations arising from investment or business cooperation structures on a transaction-by-transaction basis. These amounts include the capital contributed by investors which the Group has a contractual obligation to repay by an agreed-upon time.

The transaction terms are typically short-term in nature, commonly ranging from 1 to 3 months. The Group does not apply a fixed nominal interest rate but commits to paying a predetermined level of returns at maturity, in accordance with the terms of each contract.

q)      Leases

The Group adopted Accounting Standards Codification 842 (“ASC 842”) on April 1, 2023 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Group has lease contracts for office spaces under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities as the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate for its leases at the

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its “consolidated statements of operations and comprehensive loss” on a straight-line basis over the lease term and record lease payments as incurred, with no right-of-use assets or lease liabilities recorded on the balance sheets.

The Group applies the practical expedient of not separating lease and non-lease components for office leases, under which all payments are treated as a single lease component.

r)      Revenue Recognition

The Company generates revenue primarily from providing technical services, search plan subscription services, advertising agency services, and financing income. Revenue is recognized in accordance with U.S. GAAP, specifically ASC 606 for contracts with customers and ASC 310 for loan and financing arrangements.

Under ASC 606, revenue is recognized based on a five-step model as follows: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) performance obligations are satisfied. The core principle of ASC 606 is that revenue is recognized when the transfer of promised goods or services to customers is made in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Group applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Group assesses the goods or services promised within each contract and determines those that are distinct performance obligations.

Revenues are recognized when the promised services are transferred to customers, in an amount that reflects the consideration that the Group expects to receive in exchange for services and recorded net of sales tax including valued added tax. The Group’s contracts term with its customers does not have significant financing components.

Technical Services

The Group provides technical services to its customers, which generally consist of software installation, integration, testing and training services. The contract term for technical service is generally within twelve months and on fixed-price basis without any variable consideration. Customers cannot simultaneously receive and consume the benefit upon the service completion. All the services within technical services are generally completed on the same day and the revenue from technical services is recognized at a point in time upon service delivered and accepted by the customer. Customers do not have the right to refund of paid fees after the acceptance.

Search Plan Subscription Service

The Company operates mobile applications and websites of Meey Map, Meey CRM and Meey Land, whose functions include planning information look up, customer relationship management and real estate research. These apps and website are free for all the users. The Group also offered users premium services for subscription as add-on options or in-app purchases. By subscribing to premium services, the users can have access to premium functions on these apps, which include providing each subscribed user with a maximum search time of 50 times per day, or a larger maximum group size. The subscription service fee is fixed for each account of access and the subscription term is 12 months. The

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

contract price is paid by the customer at the start of the subscription period. During the subscription period, the Group continually provides customer access to its services, and fulfills its obligation to the customer over the subscription period. Revenue from subscription service is recognized on a straight-line basis over the subscription period.

Advertising Agency Services

Advertising agency revenues are derived principally from advertising contracts with customers (“advertisers”) where the advertisers pay to place their advertisements on certain third-party platforms. The Group’s performance obligations are to place the customers’ advertisements on behalf of the customers on third-party platforms (“publishers”). The Group evaluated its advertising agency contracts and determined that it was not acting as principal in these arrangements with publishers and advertisers since it never takes control of the ad inventories at any time. The Group recognizes advertising agency services on a net basis based on the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf. The Group recognizes revenues at a point of time as the publishers deliver advertising services.

Financing Income from Financing Arrangements

The Group does not directly engage in lending activities under traditional credit models. Instead, the Group earns financial income arises from financing transaction structures with customers.

The service fee charged to customers for the financing transaction is a fixed amount and the Group recognizes such service fee as financing income over the term of the financing arrangements using the effective interest method in accordance with ASC 310, Receivables. When there are reasonable doubts exist about the collectability of financing receivables, the financing receivables are classified as non-performing, and the Group ceases to recognize financing income until the amount is collected or future collectability is deemed reasonable.

The following table disaggregates the Group’s revenue streams for the years ended March 31, 2025 and 2024:

	For the years ended March 31,
	2025	2024
Revenues by streams
Technical services	215,864	110,039
Search plan subscription service	59,528	41,700
Advertising agency services	22,225	85,183
Financing income	426,907	—
Total revenues	724,524	236,922
	For the years ended March 31,
	2025	2024
Timing of Revenue Recognition
Subscription and Financing income over time	486,435	41,700
Service transferred at a point in time	238,089	195,222
Total revenues	724,524	236,922

Contract liabilities

Contract liabilities primarily relate to contracts where advance or deposits from customers have been received, but performance obligations have not yet been satisfied and revenue has not been recognized. As of March 31, 2025 and 2024, the balances of contract liabilities amounted to $206,162 and $184,721, respectively. Revenue recognized that was included in contract liabilities at the beginning of the year was $184,721 and nil for the years March 31, 2025 and 2024, respectively. The Group expected to recognize the entire contract liabilities of March 31, 2025 as revenue in the

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

following 12 months. The Group adopts the practical expedient to not disclose the aggregate amount of the transaction price allocated to the performance obligation that are unsatisfied as of the reporting period because the performance obligation is part of a contract that has an original expected duration of one year or less.

The Group does not have contract assets since revenue is recognized when the promised services are transferred to customers and the payment for the promised services is not contingent on a future event.

s)      Funding Costs

Funding costs primarily consist of costs related to obtaining financings from third party investors for the Company’s financing solution business.

t)      Selling and Marketing Expenses

Selling and marketing expenses include expenses directly attributable to marketing, sales, and customer acquisition and support activities. These expenses primarily consist of salaries and benefits for sales and marketing personnel, advertising and promotional costs, third-party commissions, depreciation of assets used in selling activities, and outsourced sales-related services.

u)      General and Administrative Expenses

General and administrative expenses consist of expenses related to the overall management and administration of the Company. These expenses primarily include salaries and employee benefits for administrative and executive personnel, office-related costs, taxes and regulatory fees, depreciation of administrative assets, and professional services such as legal and audit.

v)      Research and Development Expenses

Research and development expenses consist primarily of staff costs for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for the businesses of the Group, such as the development of the applications, operating systems, software, databases and networks. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development expenses” as incurred as the costs qualifying for capitalization have been insignificant.

w)     Income Taxes

Current income taxes are provided on the basis of income/loss for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the combined and consolidated statement of income and comprehensive income in the period of change.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs.

x)      Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to the Group’s financial position or results of operations, as the requirements impact only segment reporting disclosures in the notes to financial statements.

y)      Significant Risks and Uncertainties

Credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, cash equivalents and restricted cash. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2025 and 2024, the Group held cash, cash equivalents and restricted cash totaling $728,073 and $1,755,572, which were deposited in financial institutions located in Vietnam. The bank accounts in Vietnam are not insured. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits with large financial institutions in Vietnam which management believes are of high credit quality and the Group also continually monitors their credit worthiness.

Foreign currency risk

As of March 31, 2025 and 2024, substantially all of the Group’s operation activities and the Group’s assets and liabilities are denominated in VND, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the State Bank of Vietnam (“SBV”) or other authorized financial institutions

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

at exchange rates quoted by SBV. Approval of foreign currency payments by the SBV or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of VND is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the Vietnam Foreign Exchange Trading System market.

Concentration risk

The Group has limited sales transactions during the years ended March 31, 2025 and 2024.

For the years ended March 31, 2025 and 2024, one customer accounted for approximately 29.8% and 46.4% of the Group’s total revenue, respectively. All of the revenue from this customer was generated from the Group’s digital transformation solution segment.

No supplier accounted for more than 10% of the total purchases of the Group for the years ended March 31, 2025 and 2024.

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of accounts receivable. The maximum exposure of such assets and liabilities to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2025, two customers accounted for approximately 61.5% and 32.0% of total accounts receivable, respectively. As of March 31, 2024, two customers accounted for approximately 61.7% and 25.6% of total accounts receivable, respectively.

z)      Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the combined and consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

aa)    Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the combined financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group adopted this guidance for the year beginning April 1, 2023 and the adoption of this standard does not have a material impact on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Group is evaluating the effect this guidance will have on tax disclosures.

In November 2024, the FASB issued ASU 2024-03, Improvements to expense disaggregation disclosures (Subtopic 220-40). During the FASB’s 2021 agenda consultation and other outreach, investors observed that expense information is critically important in understanding a company’s performance, assessing its prospects for future cash flows, and comparing its performance over time and with that of other companies. They indicated that more granular expense information would assist them in better understanding an entity’s cost structure and forecasting future cash flows. The ASU addresses this feedback by requiring public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group will adopt the updates in this amendment on January 1, 2027 for annual periods and January 1, 2028 for interim periods. The Group is currently evaluating the adoption of this guidance and whether or not it will have a material impact on the Group’s consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation — Stock Compensation (Topic 718) — Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the adoption of this guidance and whether or not it will have a material impact on the Group’s consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments — Credit Losses, and introduces a practical expedient available for all entities and

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 2 Summary of Significant Accounting Policies (cont.)

an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from contracts with customers. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently evaluating the adoption of this guidance and whether or not it will have a material impact on the Group’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial statements.

Note 3 Financing Receivables

The following is a summary of financing receivables by performing status:

	As of March 31,
	2025	2024
Performing	861,613	191,984
Non-performing	854,956	—
Total financing receivable	1,716,569	191,984

The following is a summary of the non-performing financing receivables by past due status as of March 31, 2025:

Days past due:	As of March 31, 2025
Within 30 days past due	74,290
31 to 60 days past due	211,139
61 to 90 days past due	207,229
Over 90 days past due	362,298
Total non-performing financing receivables	854,956

During the subsequent period, the financing receivable balance of $1,716,569 as of March 31, 2025 are subject to the following situation:

(1)    Collection: the Company has collected $1,150,717 cash repayments from its customers.

(2)    Extension: the Company has extended the payment term for receivables with the carrying amount of $247,893, which is mutually agreed upon by both parties, and the customers continue to make payments under extended payment terms.

(3)    Not due: the financing receivable balance of $110,730 has not reached maturity, and the customers continue to pay as stipulated in the contractual payment term.

(4)    Transfer to Properties Held for Sale: the legal titles of real estate properties collateralized for the financing receivable balance of $207,229 has been transferred from the customers to the Group.

No allowances of expected credit losses were made on financing receivables as of March 31, 2025 and 2024.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 4 Prepaid expenses and other current assets

	As of March 31,
	2025	2024
Advances to suppliers	825,433	1,028,392
Other receivables(1)	2,262,959	2,570,788
Short-term prepaid expenses	54,968	76,186
Valued added tax deductible(2)	549,678	204,293
Total	3,693,038	3,879,659

____________

(1)      Other receivables primarily consist of advances made to non-management employees to support the Company’s daily operations and marketing campaigns. None of these balances are related parties or management personnel. In subsequent periods, the majority of these advances are either expensed based on services received or collected from employees for any excess amounts advanced.

(2)      Valued added tax deductible represented the balances that the Group can utilize to deduct its VAT liabilities.

As of March 31, 2025 and 2024, no allowance for expected credit losses were accrued for prepaid expense and other current assets.

Note 5 Property and Equipment, net

Property and equipment, net consists of the following:

	As of March 31,
	2025	2024
Leasehold Improvements	1,497,579	1,542,859
Equipment and furniture	413,821	386,981
Motor Vehicles	103,215	106,336
Subtotal	2,014,615	2,036,176
Less: accumulated depreciation	1,043,135	759,100
Property and equipment, net	971,480	1,277,076

Depreciation expenses were USD 324,787 and USD 322,708 for the years ended March 31, 2025 and 2024, respectively. No impairment charges were recorded for the years ended March 31, 2025 and 2024, respectively.

Note 6 Properties Held for Sale

The amount reported as properties held for sale includes properties acquired through foreclosure and is carried at fair value of the real estate less costs to sell. The following table summarizes the properties held for sale for the years ended March 31, 2025 and 2024:

	Years Ended March 31,
	2025	2024
Balance at beginning of period	—	—
Transfers from non-performing loans	1,417,581	—
Gain on satisfaction of financing receivables	128,451	—
Balance at end of period	1,546,032	—

During the years ended March 31, 2025 and 2024, there were no write-downs of properties held for sale.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 7 Leases

The Group has several office lease agreements under operating leases and the Group does not have any finance leases for the fiscal years ended March 31, 2025 and 2024. The Group recognizes operating lease right-of-use (“ROU”) assets and lease liabilities at the lease commencement date based on the present value of future lease payments over the lease term. The Group used its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments and the discount rate was not changed on recalculating modified ROU assets and lease liabilities. Lease payments included in the measurement consist of fixed payments and variable payments which are the fixed payments adjusted for future market rates. Such fair market rent reset feature is accounted for as variable payments that are based on an index or rate, which the lease liability and ROU assets would not be measured as a result of any subsequent change in the fair market rental rate. The Group records such changes as variable lease expense or income in the period of change. The Group does not have short-term leases.

A summary of supplemental information related to operating leases as of March 31, 2025 and 2024 were as follows:

	As of March 31,
	2025	2024
Operating lease right-of-use assets	981,221	1,344,542

Total operating lease liabilities	1,042,186	1,407,864
Operating lease liabilities, current	353,123	430,351
Operating lease liabilities, non-current	689,063	977,513

Weighted-average remaining lease term (years)	4	5
Weighted-average discount rate	7.34%	7.34%

Right-of-use assets obtained in exchange for new operating lease liabilities	18,137	156,986
Cash payments for operating leases	439,041	441,654

The following table summarizes the maturity of operating lease liabilities and future minimum payments of operating leases as of September 30, 2025:

Year ended March 31,
2026	364,092
2027	265,147
2028	235,131
2029	229,853
2030 and thereafter	118,676
Total future lease payments	1,212,899
Less: imputed interest	(170,713)
Present value of future lease payments	1,042,186

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 8 Borrowings

As of March 31, 2025 and 2024, the bank borrowings were for purchasing vehicles. The borrowings from third parties were mainly loans borrowed from employees or previous employees for working capital purpose. Borrowings consisted of the following:

	As of March 31,
	2025	2024
Short-term bank borrowings	10,239	15,836
Short-term borrowings from third parties	281,519	80,564
Total Short-term borrowings	291,758	96,400
Long-term bank borrowings	28,158	39,558
Total borrowings from bank and third parties	319,916	135,958

Bank borrowings — Short-term

	Principal VND	Effective Interest rate	Maturity date	As of March 31,
				2025	2024
				Loan balances (USD)
Tien Phong Commercial Joint Stock Bank	1,331,200,000	8.0%	December 15, 2028	10,239	10,549
Sai Gon Thuong Tin Commercial Joint Stock Bank	630,000,000	10.0%	January 3, 2025	—	5,287
Total				10,239	15,836

Bank borrowings — Long-term

	Principal VND	Effective Interest rate	Maturity date	Years Ended March 31,
				2025	2024
				Loan balances (USD)
Tien Phong Commercial Joint Stock Bank	1,331,200,000	8.0%	December 15, 2028	28,158	39,558
Total				28,158	39,558

The Group obtained certain vehicle financing loans from commercial banks. These borrowings bear fixed interest rates for an initial period, after which the interest rates become variable and are subject to periodic adjustments based on the respective banks’ lending rate benchmarks. The interest expenses were $8,000 and $2,329 for the years ended March 31, 2025 and 2024, respectively. The weighted average interest rate for bank borrowings outstanding as of March 31, 2025 and 2024, was 8.0% and 8.2%, respectively. Motor Vehicles amounting to $59,680 within properties and equipment are collateralized for the Tien Phong Commercial Joint Stock Bank loan, and motor vehicles amounting to $36,547 are collateralized for the Sai Gon Thuong Tin Commercial Joint Stock Bank loan.

Short-term borrowings from third parties

The Group also received unsecured, interest-free loans from third parties, who are mainly employees or previous employees to support the Company’s operation. Such loans are non-interest bearing and are repayable on demand or within agreed terms. All the short-term borrowings as of March 31, 2025 from third parties have been repaid before maturity subsequently.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 8 Borrowings (cont.)

As of March 31, 2025, the Group’s future obligations for bank loans and third parties according to the terms of the loans are as follows:

Year ended March 31,
2026	295,973
2027	14,454
2028	14,454
2029	10,682
Total future loan payments	335,563
Less: imputed interest	(15,647)
Total bank loans and loans from third parties	319,916

Note 9 Related Party Balances and Transactions

The table below sets forth the major related parties and their relationships with the Group as of March 31, 2025 and 2024, and for the years ended March 31, 2025 and 2024:

Names of the related parties	Relationship with the Group
Mr. Hoang Mai Chung	Principal shareholder of the Group and Chairman of Board of Directors
Meey Community JSC	Principal shareholder of the Group
Mey Network	An entity controlled by Mr. Hoang Mai Chung

Shareholder Loan

	As of March 31,
	2025	2024
Borrowings from Mr. Hoang Mai Chung, current	19,504,414	7,697,094
Total shareholder loan, current	19,504,414	7,697,094
	As of March 31,
	2025	2024
Borrowings from Mr. Hoang Mai Chung, non-current	—	19,612,177
Borrowings from Meey Community, non-current	—	3,602,999
Total shareholder loan, non-current	—	23,215,176

From time to time, Mr. Hoang Mai Chung and Meey Community lent money to the Group to support the Group’s business operations. The loan terms range from 12 months to 24 months, or payable on demand. The loans are unsecured and non-interest bearing.

During the years ended March 31, 2025 and 2024, Mr. Hoang Mai Chung lent a total of $8,277,554 and $8,291,163 to Meey Land and Meey Finance, respectively. During the years ended March 31, 2025 and 2024, Meey Land and Meey Finance repaid a total of $1,887,919 and $58,134 to Mr. Chung, respectively. During the year ended March 31, 2025, Meey Community converted all of its loans into share capital of the Company and Mr. Hoang Mai Chung converted $13,315,643 of his loan balance into share capital of the Company. See Note 10.

Amount due from a related party

	As of March 31,
	2025	2024
Payment on behalf of Mey Network	853,141	—
Total Amount due from a related party	853,141	—

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 9 Related Party Balances and Transactions (cont.)

During the year ended March 31, 2025, Meey Land made several payments totalling $853,141 on behalf of Mey Network, an entity controlled by the Chairman Mr. Hoang Mai Chung. Subsequently, the Group, Mey Network, and Mr. Hoang Mai Chung, entered into a tri-parties agreement that all parties agree to offset the entire receivable balance due from Mey Network against the loan payable due to Mr. Hong Mai Chung.

Note 10 Share capital

On September 5, 2024, Meey Land acquired 84.5% of the equity interests in Meey Finance. As this transaction represents a business combination under common control, it has been accounted for in a manner similar to a pooling-of-interests. The consolidated financial statements have been prepared as if Meey Finance had been under the common control of Meey Land since its inception in October 2023. As a result, the share capital recognized in the consolidated financial statements reflects the historical capital contributions made by the shareholders of Meey Finance, with the portion attributable to Meey Land’s ownership interest of 84.5% recognized as share capital, amounting to $1,030,338, and the remaining portion recognized as non-controlling interests.

The assets and liabilities of Meey Finance have been recognized at their historical carrying amounts. As of the acquisition date, the net assets of Meey Finance amounted to $1,021,866. The consideration for the acquisition was nil. As a result of the retrospective application of common control accounting, the historical equity of Meey Finance, including its original capital contributions and accumulated results of operations since inception, has been reflected in the consolidated financial statements. Accordingly, no additional equity adjustment or gain/loss was recognized in the year ended March 31, 2025 in connection with this transaction.

On January 20, 2025, Mr. Chung and Meey Community converted a total of $16,812,901 loans due to them into equity. As the Company does not establish a share structure to separate shares from additional-paid-capital, the entire amount of the converted liabilities was recognized as share capital, with a corresponding reduction in liabilities.

Note 11 Income tax expense

Composition of income tax

Vietnam

The Group is subject to Vietnam Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant Vietnam income tax laws. The Vietnam’s statutory, Enterprise Income Tax (“EIT”) rate is 20% Loss before income tax expense is attributable to the following geographic locations:

	Years Ended March 31,
	2025	2024
Vietnam	(6,699,414)	(7,470,954)
Total	(6,699,414)	(7,470,954)

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 11 Income tax expense (cont.)

The income tax provision consists of the following components:

Years Ended March 31,
	2025	2024
Current income tax expense
Vietnam	—	—
Total current tax expense	—	—
Deferred income tax expense
Vietnam	—	—
Total deferred tax expense	—	—
Total income tax expense	—	—
Vietnam	—	—
Total income tax expense	—	—

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	Years Ended March 31,
	2025	2024
Loss before income tax	(6,699,414)	(7,470,954)
Vietnam statutory income tax rate	20%	20%
Computed income tax benefit with Vietnam statutory income tax rate	(1,339,883)	(1,494,191)
Effect of non-deductible expenses	5,694	1,585
Effect of changes in valuation allowance	894,159	857,407
Effect of true-up on NOL	440,030	635,199
Income tax expense	—	—
Effective tax rate	0.0%	0.0%

The significant components of deferred taxes were as follows:

	Years Ended March 31,
	2025	2024
Deferred tax assets:
Net operating loss carried forward	57,445	4,533
Amortization	141,818	99,932
Software development cost	1,539,439	776,665
Lease liability	208,437	281,573
Total deferred tax assets	1,947,139	1,162,703
Less: valuation allowance	(1,750,895)	(893,795)
Total deferred tax assets, net of valuation allowance	196,244	268,908
Net off against deferred tax liabilities	(196,244)	(268,908)
Net deferred tax assets	—	—
Deferred tax liabilities:
Right of use assets	(196,244)	(268,908)
Total deferred tax liabilities	(196,244)	(268,908)
Net off against deferred tax assets	196,244	268,908
Net deferred tax liabilities	—	—

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 11 Income tax expense (cont.)

The changes related to valuation allowance are as follows:

	Years Ended March 31,
	2025	2024
Balance at beginning of the year	(893,795)	(62,040)
Additions	(894,159)	(857,407)
Foreign exchange translation adjustments	37,059	25,652
Balance at the end of the year	(1,750,895)	(893,795)

Total net operating losses carryforwards of the Company’s subsidiaries in Vietnam are $268,477 and $22,665 and as of March 31, 2025 and 2024, respectively. As of March 31, 2025, the net operating loss carryforwards from Vietnam will expire in calendar years 2026 through 2030, if not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and uncertainty regarding future profitability and concluded that it is more likely than not that the Group will not generate future taxable income to utilize the deferred tax assets. Accordingly, as of March 31, 2025 and 2024, a $1,750,895 and $893,795 valuation allowance has been established respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Group did not have any unrecognized uncertain tax positions. For the years ended March 31, 2025 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

The Group and its subsidiaries’ major tax jurisdiction is Vietnam. Income tax returns of the Group and its subsidiaries remain open and subject to examination by the local tax authorities of Vietnam. The statute of limitations in Vietnam is 10 years.

Note 12 Segment Reporting

The Company presents segment information on a basis consistent with the internal financial information reviewed by the Chief Operating Decision Maker (“CODM”). In general, revenue and operating expenses are directly attributable to each segment based on the nature of the underlying business activities. There are no intersegment transactions between the reportable segments.

The Company’s Chief Executive Officer serves as the CODM. The CODM evaluates the performance of reportable segments and allocates resources primarily based on segment loss. Segment loss represents segment revenue less directly attributable and allocated operating costs and expenses. Segment loss is the sole measure used by the CODM and is determined in a manner consistent with the measurement principles used in preparing the consolidated financial statements in accordance with ASC 280-10-50-28A. As such, there are no differences between segment loss and consolidated loss, and no reconciling items are presented. The CODM does not evaluate the performance of segments using asset information. Accordingly, the Company does not allocate assets to its reportable segments.

The CODM uses segment loss in the budgeting and forecasting process to allocate resources, including capital, personnel, and operational expenditures, between the Company’s business lines. The CODM regularly reviews segment loss, including comparisons of budgeted results to actual results, to evaluate performance, cost efficiency, and profitability trends within each segment, and to support strategic decision-making.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 12 Segment Reporting (cont.)

The Company’s operating segments are organized based on the nature of services provided. Based on the aggregation criteria in ASC 280, the Company has determined that it has two reportable segments, which are described as follows:

•        Digital transformation solution — primarily engaged in providing digital transformation solutions in the real estate sector, including subscription services, advertising services, and technical services.

•        Property technology solution — primarily engaged in financing activities involving real estate-backed transactions, where the Company acts as an intermediary to arrange and organize financial transactions secured by real estate and generates financial income.

All of the Company’s revenues are generated in Vietnam, and substantially all of its long-lived assets are located in Vietnam. Accordingly, no geographic segment information is presented.

The following tables present financial information for each reportable segments for the years ended March 31, 2025 and 2024:

	For the Year Ended March 31, 2025
	Digital transformation solution	Property technology solution	Total
Total revenues	297,617	426,907	724,524
Funding Cost	—	(258,123)	(258,123)
Sales and marketing	(771,171)	(237,475)	(1,008,646)
General and administrative	(1,447,081)	(226,586)	(1,673,667)
R&D expenses	(3,773,022)	(811,912)	(4,584,934)
Loss from operations	(5,693,657)	(1,107,189)	(6,800,846)
Other income (expense), net	(234,322)	310,558	76,236
Interest income, net	25,196	—	25,196
Loss before provision for income taxes	(5,902,783)	(796,631)	(6,699,414)
Income tax expense	—	—	—
Net loss	(5,902,783)	(796,631)	(6,699,414)
	For the Year Ended March 31, 2024
	Digital transformation solution	Property technology solution	Total
Total revenues	236,922	—	236,922
Sales and marketing	(1,072,801)	(1,219)	(1,074,020)
General and administrative	(2,041,851)	(32,370)	(2,074,221)
R&D expenses	(4,379,968)	(193,642)	(4,573,610)
Loss from operations	(7,257,698)	(227,231)	(7,484,929)
Other income, net	3,752	32	3,784
Interest income, net	10,191	—	10,191
Loss before provision for income taxes	(7,243,755)	(227,199)	(7,470,954)
Income tax expense	—	—	—
Net loss	(7,243,755)	(227,199)	(7,470,954)

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 13 Commitments and contingencies

Commitments

The Group entered into operating leases for office space for terms ranging from 2 to 10 years. The commitments for minimum lease payment under these operating leases obligations as of March 31, 2025 are listed in section “Note 7 — Leases”.

Contingencies

In the ordinary course of business, the Group may be subject to certain legal proceedings, claims and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted nor guaranteed, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2025, the Group had no outstanding lawsuits or claims.

Note 14 Subsequent Events

On March 20, 2026, Meey Land Group Joint Stock Company (“Meey Land”) transferred its entire 84.5% equity interest in Meey Finance Technology Joint Stock Company (“Meey Finance”) to an entity under common control of Mr. Hoang Mai Chung due to the Group’s strategic shift to focus more on its digital solution business. Pursuant to which all rights, ownership interests, and obligations associated with Meey Finance were transferred with immediate effect. Upon completion of the transaction, the Group was no longer the controlling shareholder of and ceased to control Meey Finance. Therefore, the Group no longer consolidates the financial position and operating results of Meey Finance from the disposal date.

Management is currently evaluating the final disposal consideration and related transaction adjustments in accordance with ASC 810-10-40-5. Accordingly, any resulting impact arising from the deconsolidation of Meey Finance has not yet been finalized as of the date of these consolidated financial statements.

As the business of Meey Finance represents a separate major line of business of the Group, management concluded that the disposal represents a strategic shift that will have a major effect on the Group’s operations and financial results under ASC 205-20. However, since the discontinued operations reporting criteria were not met as of March 31, 2025, the Group has not presented Meey Finance as discontinued operations in the accompanying consolidated financial statements.

The Group has prepared the unaudited pro forma condensed consolidated financial information below to illustrate the effect of the disposal and deconsolidation of Meey Finance as if the transaction had occurred at the beginning of the periods presented. The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to represent what the Group’s financial position or results of operations would actually have been had the transaction occurred on the dates assumed, nor does it purport to project the Group’s future financial position or results of operations.

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 14 Subsequent Events (cont.)

	March 31
	2025	2024
	Unaudited	Unaudited
Assets
Current assets
Cash and cash equivalents	166,686	1,338,486
Restricted cash	7,820	8,056
Accounts receivable	190,651	208,449
Prepaid expenses and other current assets	2,390,543	2,740,774
Due from a related party	853,141	—
Current assets of discontinued operations	5,118,663	1,727,225
Total current assets	8,727,504	6,022,990

Non-current assets
Property and equipment, net	971,480	1,277,076
Operating lease right-of-use assets	981,221	1,344,542
Other long-term assets	368,660	133,230
Total assets	11,048,865	8,777,838

Liabilities
Current liabilities
Accounts payable	19,658	47,141
Accrued employee expenses	326,406	432,871
Contract liability	206,162	184,721
Taxes payable	362,946	392,572
Operating lease liabilities – current	353,123	430,351
Short-term borrowings	10,240	15,836
Short-term borrowings – related parties	19,094,257	7,517,839
Other current liabilities	525	—
Current liabilities of discontinued operations	4,442,804	732,189
Total current liabilities	24,816,121	9,753,520

Non-current liabilities
Operating lease liabilities – non-current	689,063	977,513
Long-term borrowings	28,158	39,558
Long-term borrowings – related parties	—	23,215,176
Total liabilities	25,533,342	33,985,767

Commitments and Contingencies (Note 13)

Shareholders’ Deficit
Share capital	19,121,575	2,308,674
Accumulated other comprehensive income	2,120,689	1,605,268
Accumulated deficit	(34,006,596)	(28,345,591)
Total deficit attributable to the Company’s shareholders	(12,764,332)	(24,431,649)
Non-controlling interests	(1,720,145)	(776,280)
Total deficit	(14,484,477)	(25,207,929)
Total liabilities and shareholders’ deficit	11,048,865	8,777,838

Meey Land Group Joint Stock Company
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024
Expressed in U.S. Dollars (“US$”)

Note 14 Subsequent Events (cont.)

	For the years ended March 31,
	2025	2024
	Unaudited	Unaudited
Revenues
Technical services	215,864	110,039
Search plan subscription service	59,528	41,700
Advertising agency services	22,225	85,183
Total revenues	297,617	236,922

Operating costs and expenses
Sales and marketing expenses	771,171	1,072,801
General and administrative expenses	1,447,081	2,041,851
Research and development expenses	3,773,022	4,379,968
Total operating costs and expenses	5,991,274	7,494,620

Loss from operations	(5,693,657)	(7,257,698)

Other income
Other income (expense), net	(234,322)	3,752
Interest income, net	25,196	10,191
Total other income (expense), net	(209,126)	13,943

Loss before income taxes	(5,902,783)	(7,243,755)
Income tax expense	—	—
Net loss from continuing operations	(5,902,783)	(7,243,755)

Discontinued operations:
Loss from discontinued operations, net of taxes	(796,631)	(227,199)

Net loss	(6,699,414)	(7,470,954)

Net loss from continuing operations	(5,902,783)	(7,243,755)
Less: Net loss attributable to noncontrolling interests from continuing operations	1,038,409	1,157,998
Net loss from continuing operations attributable to the Company’s shareholders	(4,864,374)	(6,085,757)

Net loss from discontinued operations	(796,631)	(227,199)
Less: net loss attributable to non-controlling interests from discontinued operations	—	—
Net loss from discontinued operations attributable to the Company’s shareholders	(796,631)	(227,199)

Net loss attributable to the Company’s shareholder	(5,661,005)	(6,312,956)

The Company has evaluated subsequent events to the balance sheet date of March 31, 2025 through May 27, 2026, the date when the consolidated financial statements become available for issuance, other than as disclosed above events and the Reorganization in Note 1, there were no other subsequent events occurred that would require recognition or disclosure in the Company’s combined and consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Meey Global Corp

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Meey Global Corp (the “Company”) as of March 19, 2026, the related statements of operations, changes in shareholder’s deficit and cash flows for period from March 19, 2026 (Date of Incorporation) to March 19, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 19, 2026, and the results of its operations and its cash flows for period from March 19, 2026 (Date of Incorporation) to March 19, 2026, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a working capital deficiency, has incurred losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2026.

Guangzhou, China

May 27, 2026.

MEEY GLOBAL CORP
BALANCE SHEET
AS OF MARCH 19, 2026
Expressed in U.S. Dollars (“US$”), except for share data

As of March 19, 2026
Assets
Total assets	—

Liabilities
Due to a related party	5,317
Total current liabilities	5,317

Non-current liabilities	—
Total liabilities	5,317

Deficit
Ordinary shares, $0.00001 par value, 2,300,000,000 shares authorized, 2,300,000 share issued and outstanding as of March 19, 2026	—
Accumulated deficit	(5,317)
Total deficit	(5,317)
Total liabilities and deficit	—

The accompanying notes are an integral part of these financial statements.

MEEY GLOBAL CORP
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 19, 2026 (DATE OF INCORPORATION) TO MARCH 19, 2026
Expressed in U.S. Dollars (“US$”), except for share data

For the period from March 19, 2026 (Date of Incorporation) to March 19, 2026
Operation expenses
General and administrative expenses	(5,317)
Total Operation expenses	(5,317)

Loss from operations	(5,317)
Provision for income taxes	—
Net loss	(5,317)

Weighted average number of share outstanding, basic and diluted	2,300,000
Basic and diluted net loss per ordinary share	(0.002)

The accompanying notes are an integral part of these financial statements.

MEEY GLOBAL CORP
STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT
FOR THE PERIOD FROM MARCH 19, 2026 (DATE OF INCORPORATION) TO MARCH 19, 2026
Expressed in U.S. Dollars (“US$”), except for share data

	Ordinary shares		Accumulated deficits	Total
	Shares	Amounts
Balance as of March 19, 2026 (Inception)	—	—	—	—
Issuance of ordinary shares	2,300,000	—	(5,317)	(5,317)
Balance as of March 19, 2026	2,300,000	—	(5,317)	(5,317)

The accompanying notes are an integral part of these financial statements.

MEEY GLOBAL CORP
STATEMENT OF CASHFLOWS
FOR THE PERIOD FROM MARCH 19, 2026 (DATE OF INCORPORATION) TO MARCH 19, 2026
Expressed in U.S. Dollars (“US$”)

For the period from March 19, 2026 (Date of Incorporation) to March 19, 2026
Cash flows from operating activities:
Net loss	(5,317)
Changes in operating assets and liabilities:
Due to a related party	5,317
Net cash used in operating activities	—
Net change in cash	—
Cash, beginning of period	—
Cash, end of period	—

Supplemental disclosure of non-cash operating activities:
General and administrative expenses paid by a related party	(5,317)

The accompanying notes are an integral part of these financial statements.

MEEY GLOBAL CORP
NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 19, 2026 AND FOR THE PERIOD FROM MARCH 19, 2026
(DATE OF INCORPORATION) TO MARCH 19, 2026
Expressed in U.S. Dollars (“US$”), except for share and per share date

Note 1 Basis of presentation and general information

(a)    Company and background

Meey Global Corp (the “Company”) was incorporated under the laws of the Cayman Islands on March 19, 2026. The Company is an investment holding company and is controlled by Mr. Hoang Mai Chung. The Company commenced preparation of an initial public offering (“IPO”) of its ordinary shares in the United States. The Company was formed to serve as the holding company of the operating entities, consisting of Meey Land Group Joint Stock Company and its subsidiaries (together, the “Subsidiaries”), in Vietnam. The operating entities are primary engaged in the prop-tech (property technology) industry, and digital finance and real estate sectors.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

(b)    Reorganization

In preparation for the proposed initial public offering and offshore listing, the Company and Meey Land undertook a series of restructuring transactions during 2026 (the “Reorganization”). Prior to the Reorganization, Meey Land was held by Meey Founder Joint Stock Company (“Meey Founder”) and certain other shareholders. The Reorganization steps are summarized as follows:

On January 22, 2026, Meey Vietnam Joint Stock Company (“Meey Vietnam”) was incorporated in Vietnam as an intermediate holding company. On the same date, certain shareholders, including Mr. Hoang Mai Chung and Meey Founder, contributed their respective equity interests in Meey Land to Meey Vietnam in exchange for newly issued shares of Meey Vietnam. Following such contribution, Meey Vietnam became the majority shareholder of Meey Land.

On March 19, 2026, Meey Global Corp (the “Company”) was incorporated under the laws of the Cayman Islands as the ultimate offshore holding company and proposed listing vehicle. The Company is an investment holding company controlled by Mr. Hoang Mai Chung and was established in preparation for the proposed initial public offering of its ordinary shares in the United States.

On March 26, 2026, following receipt of the required M&A approval from the Hai Phong Department of Finance, MHS entered into share purchase agreements with the existing shareholders of Meey Vietnam to acquire approximately 99.94% of the equity interests in Meey Vietnam.

On April 23, 2026, Meey Holding Singapore Pte. Ltd. (“MHS”) was formally recognized as the foreign investor shareholder of Meey Vietnam under Vietnamese law.

On May 5, 2026, Meey Global Corp completed the offshore holding structure through its acquisition of 100% equity interests in MHS. Following completion of such transaction, Meey Global Corp became the ultimate parent company of Meey Land. As a result of the Reorganization, the Company, together with all the restructuring entities, established an offshore-onshore holding structure consisting primarily of Meey Global Corp as the Cayman Islands holding company, MHS as the Singapore intermediate holding company, Meey Vietnam as the Vietnam intermediate holding company, and Meey Land as the Group’s principal operating entity in Vietnam.

The reorganization represented a restructuring of entities under common control. Accordingly, on completion of the Transaction in May 2026, the financial statements of the Company will be presented as if each of the subsidiaries was a consolidated subsidiary of the Company for the entire period presented based on the historical carrying value of the assets and liabilities of such subsidiary.

MEEY GLOBAL CORP
NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 19, 2026 AND FOR THE PERIOD FROM MARCH 19, 2026
(DATE OF INCORPORATION) TO MARCH 19, 2026
Expressed in U.S. Dollars (“US$”), except for share and per share date

Note 2 Going Concern Consideration

As of March 19, 2026, the Company had an accumulated deficit, and negative cash flows from operations. The Company expects to incur significant costs in pursuit of its IPO plan. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the Proposed Public Offering. However, there is no assurance that the Company’s plans to raise capital or to consummate a public offering will be successful. If the Company is unable to raise sufficient financing, the Company will be required to reduce certain spendings or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, and cash flows.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 Use of Estimate

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Note 4 Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances annual and interim segment disclosures, including additional information on segment expenses, the role of the Chief Operating Decision Maker (CODM), and how segment performance is evaluated. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU resulted in additional disclosures but did not have a material impact on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires more detailed information in the effective tax rate reconciliation and income taxes paid. The guidance became effective for the Company for the year ended December 31, 2025. The Company adopted this guidance during the year ended December 31, 2025 and the adoption did not have a material impact on its financial statements.

Management does not believe any other recently issued, but not yet effective, accounting standards will have a material impact on the Company’s financial statements.

Note 5 Due to a related party

Due to a related party consists of $5,317 paid by a related party — Meey Land Group Joint Stock Company on behalf of the Company for incorporation expenses. The payment was non-interest bearing and had no due date.

MEEY GLOBAL CORP
NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 19, 2026 AND FOR THE PERIOD FROM MARCH 19, 2026
(DATE OF INCORPORATION) TO MARCH 19, 2026
Expressed in U.S. Dollars (“US$”), except for share and per share date

Note 6 General and administrative expenses

General and administrative expenses represented $5,317 fees incurred for the attorney fees during the incorporation of the Company.

Note 7 Shareholder’s deficit

Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands on March 19, 2026. The authorized share capital of the Company is US$23,000 divided into 2,300,000,000 shares of par value of US$0.00001 each.

Accumulated deficits

Accumulated deficits as of March 19, 2026 refer to the incorporation expenses of the Company.

Note 8 Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Weighted average shares include an aggregate of 2,300,000 ordinary shares. At March 19, 2026, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Note 9 Subsequent events

The Company evaluated subsequent events up to May 27, 2026, the date when the financial statements become available for issuance, other than the Reorganization in Note 1, there are not any material subsequent events that require disclosure in these financial statements.

MEEY GLOBAL CORP

[*] Ordinary Shares

Sole Book-Running Manager

[•], 2026

Until            , 2026 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against indemnified person’s own fraud, dishonesty, willful neglect or willful default or against the consequences of committing a crime. Our post-offering memorandum and articles of association provides that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the U.S. Securities Act of 1933, but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the last three years, we have not issued unregistered securities to any person, except as described below.

Item 8. Exhibits and Financial Statement Schedules

(a)    Exhibits

The following is a list of exhibits filed as a part of this registration statement:

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Specimen Ordinary Share Certificate
5.1*	Opinion of Harney Westwood & Riegels regarding the validity of the Ordinary Shares being registered
8.1*	Opinion of Harney Westwood & Riegels regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Employment Agreement between the Registrant and _________
10.2*	Employment Agreement between the Registrant and _________
10.3*	Lease
10.4*	Lease
10.5*	Material Customer Contracts
10.6*	License to use third-party intellectual property
14.1*	Code of Business Conduct
21.1*	List of Subsidiaries

Exhibit No.	Description of document
23.1*	Consent of MarcumAsia LLP
23.2*	Consent of Harney Westwood and Riegels (included in Exhibit 5.1)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nomination Committee Charter
99.4*	Insider Trading Policy of the Registrant
99.5*	Clawback Policy of the Registrant
107*	Filing Fee Table

____________

*        To be filed by amendment

+        Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5)      That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

6)      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

8)      That, for purposes of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in __________, __________, on [*], 2026.

Meey Global Corp
By:
Name:
Title:
(Principal Executive Officer)

POWER OF ATTORNEY

NOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints ____________________ and _________________, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date:	[*], 2026
Chief Executive Officer and a Director (Principal Executive Officer)
Date:	[*], 2026
President and Chairman of the Board of Directors
Date:	[*], 2026

Date:	[*], 2026

Date:	[*], 2026

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in ______________, United States of America on [*], 2026.

By:
Name:
Title: